As filed with Securities and Exchange Commission on October 5, 2015
                                                    File Nos. 333- and 811-23092
--------------------------------------------------------------------------------
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                               FORM N-4
     Registration Statement Under the Securities Act of 1933 [X]
                 Pre-Effective Amendment No. ___ [ ]
                 Post-Effective Amendment No. ___ [ ]
                                and/or
 Registration Statement Under the Investment Company Act of 1940 [X]
                         Amendment No.  [ ]
                        ----------------------
              MEMBERS HORIZON VARIABLE SEPARATE ACCOUNT
                      (Exact Name of Registrant)

                    MEMBERS LIFE INSURANCE COMPANY
                         (Name of Depositor)

                          2000 HERITAGE WAY
                       WAVERLY, IOWA 50677-9202
         (Address of Depositor's Principal Executive Offices)

                            (319) 352-4090
                    (Depositor's Telephone Number)

                          ROSS HANSEN, ESQ.
                    MEMBERS LIFE INSURANCE COMPANY
                          2000 HERITAGE WAY
                       WAVERLY, IOWA 50677-9202
                            (319) 352-4090
               (Name and Address of Agent for Service)
             --------------------------------------------
                               COPY TO:
                        STEPHEN E. ROTH, ESQ.
                        THOMAS E. BISSET, ESQ.
                   SUTHERLAND ASBILL & BRENNAN LLP
                   700 SIXTH STREET, NW, SUITE 700
                         WASHINGTON, DC 20001
                            (202) 383-0100

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
  [ ] Immediately upon filing pursuant to paragraph (b) of Rule 485.
  [ ] On (date) pursuant to paragraph (b) of Rule 485.
  [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485.
  [ ] On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

  [ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered: Units of interest in MEMBERS Horizon Variable Separate Account under the MEMBERS(R) Horizon flexible premium deferred variable annuity contract.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                     SUBJECT TO COMPLETION, DATED [o], 2015

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

              MEMBERS(R) HORIZON FLEXIBLE PREMIUM DEFERRED VARIABLE
                            AND INDEX LINKED ANNUITY

                                   ISSUED BY:
                         MEMBERS LIFE INSURANCE COMPANY
                                2000 HERITAGE WAY
                               WAVERLY, IOWA 50677

                         TELEPHONE NUMBER: 800-798-5500
                 OFFERED THROUGH: CUNA BROKERAGE SERVICES, INC.

This Prospectus describes the MEMBERS(R) Horizon Flexible Premium Deferred Variable and Index Linked Annuity, an individual or joint owned, flexible premium variable and index-linked deferred annuity contract (the "Contract") issued by MEMBERS Life Insurance Company (the "Company", "we", "us", or "our"). Capitalized terms used in this prospectus and not otherwise defined have the meanings set forth in the "Glossary," starting on page [o].

The Contract, which you may purchase with an initial Purchase Payment that is at least $5,000, is designed primarily for individuals, trusts, and certain retirement plans that qualify for the special federal income tax treatment associated with annuity contracts. The Contract provides for the accumulation of retirement savings by allocating your monies among various Variable Subaccounts and/or Risk Control Accounts, and also offers a number of payout options.

The variable annuity portion of the Contract is supported by the assets of the MEMBERS Horizon Variable Separate Account, a Separate Account of the Company, which is divided into Variable Subaccounts that each invest in an underlying Fund. You may allocate your Purchase Payments among one or more Variable Subaccounts, and your investment results in a Variable Subaccount will depend on the investment performance of the related Fund. You bear the entire investment risk of any amounts you allocate to the Variable Subaccounts. There is a Variable Subaccount that invests in each of the following Funds. This Prospectus is accompanied by a current prospectus for each such Fund. You should read a Fund's prospectus carefully before investing.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) Invesco V.I. Small Cap Equity Fund (Series I)
AMERICAN FUNDS INSURANCE SERIES(R)
American Funds IS(R) Asset Allocation 1 (Series I)
American Funds IS(R) Bond (Series I)
American Funds IS(R) Growth (Series I)
American Funds IS(R) High Income (Series I)
American Funds IS(R) International (Series I)
BLACKROCK VARIABLE SERIES FUNDS, INC.
BlackRock Global Allocation V.I. I
COLUMBIA THREADNEEDLE
Columbia VP Emerging Markets Bond 1
DFA INVESTMENT DIMENSIONS GROUP INC.
DFA VA International Small
DFA VA International Value
DFA VA U.S. Large Value
DFA VA U.S. Targeted Value
DREYFUS VARIABLE INVESTMENT FUND
Dreyfus VIF Quality Bond (Institutional)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin High Income VIP (Class 1)
Templeton Global Bond VIP (Class 1)
GOLDMAN SACHS VARIABLE INSURANCE TRUST
Goldman Sachs VIT Core Fixed Income Trust (Institutional) LAZARD RETIREMENT SERIES, INC.
Lazard Retirement Emerging Markets Equity Fund (Investor) MFS(R) VARIABLE INSURANCE TRUST
MFS(R) VIT Total Return Bond (Initial)
MFS(R) VIT Utilities Series (Initial)
MORGAN STANLEY
Morgan Stanley UIF Global Infrastructure (Class 1)
Morgan Stanley UIF Growth (Class 1)
NORTHERN LIGHTS VARIABLE TRUST
TOPS(R) Aggressive Growth ETF (Class 1)
TOPS(R) Balanced ETF (Class 1)
TOPS(R) Conservative ETF (Class 1)
TOPS(R) Growth ETF (Class 1)
TOPS(R) Moderate Growth ETF (Class 1)
OPPENHEIMER VARIABLE ACCOUNT FUNDS
Oppenheimer International Growth Fund/VA (Non-Service Shares) PIMCO VARIABLE INSURANCE TRUST
PIMCO CommodityRealReturn(R) Strategy Portfolio
PIMCO VIT All Asset (Institutional Class)
PIMCO VIT Real Return (Institutional Class)
T. ROWE PRICE EQUITY SERIES, INC.
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio
VANGUARD VARIABLE INSURANCE FUND
Vanguard VIF Capital Growth
Vanguard VIF Diversified Value
Vanguard VIF Equity Index
Vanguard VIF High Yield Bond
Vanguard VIF International
Vanguard VIF Mid-Cap Index
Vanguard VIF Money Market
Vanguard VIF REIT Index
Vanguard VIF Small Company Growth
Vanguard VIF Total Bond Market Index
Vanguard VIF Total Stock Market Index

The index-linked portion of the Contract is supported by the assets of a non-registered Separate Account of the Company which has been established to support the Company's obligations with respect to the Risk Control Accounts. You may allocate your Purchase Payments to one or more risk control accounts. For each Risk Control Account, you must select one of the two options we make available under the Contract, the Secure Account or the Growth Account. The Risk Control Accounts do not involve an investment in any underlying Fund, and instead are based in part on the investment experience of external Indices. For each Risk Control Account, you must also select a reference Index from one of two reference Indices we make available, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Morgan Stanley Capital International Europe, Australasia and Far East Index (the "MSCI EAFE Index"). We credit interest under each Risk Control Account based in part of the performance of the reference Index, subject to the applicable Interest Rate Cap and Interest Rate Floor.

The Secure Account option currently has an Index Rate Floor of 0%, for the current year. The Index Rate Floor protects amounts allocated to either Secure Account from declines in the external Indices. This means that negative investment performance of the applicable Index would not reduce your Risk Control Account Value. The Secure Account provides your Risk Control Account Value the most protection from negative investment performance of the reference Index. The Growth Account option has an Index Rate Floor of -10%. This means that negative investment performance of the applicable reference Index could result in a negative Index Rate of Return that would reduce your Risk Control Account Value. However, any negative Index Rate of Return would not reduce your Risk Control Account Value by more than 10% for any one-year period regardless of whether the negative investment performance of the Index was less than - 10%. In return for accepting some risk of loss to your Risk Control Account Value allocated to the Growth Account, the Index Rate Cap for the Growth Account is higher than the Index Rate Cap for the Secure Accounts, which allows for the potential for greater increases to your Risk Control Account Value allocated to the Growth Account. THERE IS A RISK OF LOSS OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY DO NOT EXCEED THE APPLICABLE INDEX RATE FLOOR. In addition, if the performance of the reference Index equaled or approached the Index Rate Floor, the deduction of Contract charges could result in a reduction of Contract Value greater than if only the Index Rate Floor applied.

Purchase Payments and transfer amounts allocated to a Variable Subaccount or Risk Control Account are held in insulated Separate Accounts, the assets of which are not chargeable with liabilities arising out of any other business that we conduct. Our General Account assets are also available to meet the guarantees under the Contract as well as our other general obligations. THE GUARANTEES IN THIS CONTRACT ARE SUBJECT TO THE COMPANY'S FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY.

We may offer additional Variable Subaccounts and Risk Control Accounts in the future. Not all Variable Subaccounts and Risk Control Accounts may be available in all markets where we offer the Contract.

The Contract offers two series: Series B and Series C. For Series B Contracts only, if you surrender your Contract or take a partial withdrawal during the Surrender Charge Period, we will apply a Surrender Charge to the amount being surrendered or withdrawn that is in excess of the free annual withdrawal amount unless you qualify for the Nursing Home or Hospital waiver or terminal illness waiver, described in this Prospectus. Not all waiver benefits are available in all states. The terms under which the Surrender Charge will be waived may vary in some states and are described in Contracts issued in those states. Surrender Charges do not apply to Series C Contracts. Series C Contracts are not available in all states. In addition, for both Series B and Series C Contracts, if you surrender your Contract or take a partial withdrawal during the Accumulation Period, your Risk Control Account (if any) will be subject to a Market Value Adjustment. See "Fees and Expenses" on page [o]. See "Market Value Adjustment" on page [o] and "Access to Your Money" on page [o]. The Market Value Adjustment may be either positive or negative, which means the Market Value Adjustment may increase or decrease the amount you receive upon surrender or partial withdrawal.

THERE ARE RISKS ASSOCIATED WITH THE CONTRACT. These risks include liquidity risks, investment risks, market risks, Company risks, and interest rate risks. Also, a Market Value Adjustment (in each case, as applicable), and for Series B contracts Surrender Charges, may apply for a number of years, so that the Contract should only be purchased for the long-term. Under some circumstances, you may receive less than the sum of your Purchase Payments under the Contract. In addition, partial withdrawals and surrenders will be subject to income tax and may be subject to a 10% Internal Revenue Service ("IRS") penalty tax if taken before age 59 1/2. Accordingly, you should carefully consider your income and liquidity needs before purchasing a Contract. Additional information about these risks appears under "Highlights" on page [o], "Access to Your Money" on page [o], and "Federal Income Tax Matters" on page [o].

We offer the Contract through CUNA Brokerage Services, Inc., which is the principal underwriter. The principal business address of CUNA Brokerage Services, Inc. is 2000 Heritage Way, Waverly, IA 50677. The principal underwriter is not required to sell any specific number or dollar amount of Contracts, but will use its best efforts to sell the Contracts. There are no arrangements to place funds in an escrow, trust, or similar account. The offering of the Contract is intended to be continuous.

Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated [o], 2015, relating to the variable annuity portion of the Contract, is part of a registration statement filed on Form N-4. The SAI is available free of charge. You may request one by writing to our Administrative Office at 2000 Heritage Way, Waverly, Iowa 50677, or by calling 1-800-798-5500. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus. The SAI is incorporated by reference into this Prospectus.

This Prospectus provides important information you should know before investing. Please keep the prospectus for future reference.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                     The date of this Prospectus is [o], 2015

                                TABLE OF CONTENTS

GLOSSARY ...........................................................................................   1

HIGHLIGHTS .........................................................................................   5

    Contract Series ................................................................................   5
    How Your Contract Works ........................................................................   5
    Contract Charges ...............................................................................   9
    Risk Factors ...................................................................................  10

EXPENSE TABLES .....................................................................................  11

    Other Information ..............................................................................  14

GETTING STARTED - THE ACCUMULATION PERIOD ..........................................................  15

    Purchasing a Contract ..........................................................................  15
    Tax-Free "Section 1035" Exchanges ..............................................................  16
    Owner ..........................................................................................  16
    Divorce ........................................................................................  16
    Annuitant ......................................................................................  17
    Beneficiary ....................................................................................  17
    Right to Examine ...............................................................................  17
    Thirty Day Period to Discontinue Initial Risk Control Accounts .................................  17

ALLOCATING YOUR PURCHASE PAYMENT ...................................................................  18

    Purchase Payment ...............................................................................  18
    Purchase Payment Allocation ....................................................................  18

AUTOMATIC REBALANCE PROGRAM ........................................................................  21

CONTRACT VALUE .....................................................................................  22

TRANSFERS ..........................................................................................  22

VARIABLE SUBACCOUNT OPTION .........................................................................  23

    Funds ..........................................................................................  24
    Availability of the Funds ......................................................................  31
    Addition, Deletion, or Substitution of Investments .............................................  32
    Frequent Transfers Procedures ..................................................................  32
    Fund Frequent Trading Policies..................................................................  33
    Voting Rights...................................................................................  34
    Variable Subaccount Value ......................................................................  34

RISK CONTROL ACCOUNT OPTION ........................................................................  35

    Risk Control Account Value .....................................................................  35
    Risk Control Account Maturity Date .............................................................  41
    Holding Account Value ..........................................................................  42
    The Holding Account Value at any time is equal to: .............................................  42

MARKET VALUE ADJUSTMENT ............................................................................  43

    Purpose of the Market Value Adjustment .........................................................  43
    Application and Waiver .........................................................................  44
    Market Value Adjustment Formula ................................................................  45
    Bank of America/Merrill Lynch Index ............................................................  46

SURRENDER VALUE ....................................................................................  46

ACCESS TO YOUR MONEY ...............................................................................  47

    Partial Withdrawals ............................................................................  47
    Surrenders .....................................................................................  49
    Partial Withdrawal and Surrender Restrictions ..................................................  49
    Right to Defer Payments.........................................................................  49

DEATH BENEFIT ......................................................................................  50

    Death of the Owner .............................................................................  50
    Death of Annuitant While the Owner is Living ...................................................  50
    Death Benefit Payment Options ..................................................................  50
    Death of Owner or Annuitant After the Payout Date...............................................  51
    Interest on Death Benefit Proceeds .............................................................  51
    Abandoned Property Requirements ................................................................  51

INCOME PAYMENTS - THE PAYOUT PERIOD.................................................................  51

    Payout Date ....................................................................................  51
    Payout Period ..................................................................................  52
    Terms of Income Payments .......................................................................  52

INCOME PAYOUT OPTIONS ..............................................................................  52

    Options ........................................................................................  53

FEDERAL INCOME TAX MATTERS .........................................................................  54

    Tax Status of the Contracts ....................................................................  54
    Taxation of Non-Qualified Contracts ............................................................  54
    Taxation of Qualified Contracts ................................................................  55
    Federal Estate Taxes, Gift and Generation-Skipping Transfer Taxes...............................  57
    Medicare Tax ...................................................................................  57
    Same-Sex Spouses ...............................................................................  57
    Annuity Purchases By Nonresident Aliens and Foreign Corporations ...............................  57
    Possible Tax Law Changes .......................................................................  57
    Important Information about the Indices ........................................................  58

OTHER INFORMATION ..................................................................................  59

    Cyber Security .................................................................................  60
    Authority to Change ............................................................................  60
    Incontestability ...............................................................................  60
    Misstatement of Age or Gender ..................................................................  61
    Conformity with Applicable Laws ................................................................  61
    Reports to Owners ..............................................................................  61
    Change of Address ..............................................................................  61
    Inquiries ......................................................................................  61

CORPORATE HISTORY OF THE COMPANY ...................................................................  61

    Financial Information ..........................................................................  62
    Investments ....................................................................................  62
    Reinsurance ....................................................................................  63
    Policy Liabilities and Accruals ................................................................  63

POTENTIAL RISK FACTORS THAT MAY AFFECT OUR BUSINESS AND OUR FUTURE RESULTS .........................  63

SELECTED FINANCIAL DATA ............................................................................  67

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ..............  69

    Cautionary Statement Regarding Forward-Looking Information .....................................  69
    Overview .......................................................................................  69

    Critical Accounting Policies ..................................................................   70
    Executive Summary ............... .............................................................   76
    Results of Operations for the Years ended December 31, 2014, 2013 and 2012 ....................   76
    Financial Condition ...........................................................................   77
    Liquidity and Capital Resources ...............................................................   78
    Statutory Financial Data and Dividend Restrictions ............................................   79
    Contractual Obligations .......................................................................   80
    Quantitative and Qualitative Disclosures about Market Risk ....................................   80

MANAGEMENT ........................................................................................   82

    Directors and Executive Officers ..............................................................   82
    Transactions with Related Persons, Promoters and Certain Control Persons ......................   83
    Committees of the Board of Directors ..........................................................   85
    Compensation Committee Interlocks and Insider Participation ...................................   85
    Director Compensation .........................................................................   87
    Legal Proceedings .............................................................................   87

FINANCIAL STATEMENTS ..............................................................................   89

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS .............................................   90

TABLE OF CONTENTS .................................................................................   90

APPENDIX A: EXAMPLES OF PARTIAL WITHDRAWALS AND FULL SURRENDER WITH
    APPLICATION OF SURRENDER CHARGE AND MARKET VALUE ADJUSTMENT ...................................  A-1

THE CONTRACT MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL ANY CONTRACT AND IT IS NOT SOLICITING AN OFFER TO BUY ANY CONTRACT IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS PROSPECTUS.

--------------------------------------------------------------------------------
GLOSSARY
--------------------------------------------------------------------------------

We have tried to make this Prospectus as understandable as possible. However, in explaining how the Contract works, we have had to use certain terms that have special meanings. We define these terms below.

1940 ACT - The Investment Company Act of 1940, as amended.

ACCUMULATION CREDIT - A unit of measure used to calculate Risk Control Account Value.

ACCUMULATION CREDIT FACTOR - A dollar value for each Accumulation Credit in a Risk Control Account.

ACCUMULATION PERIOD - The phase of the Contract that begins on the Contract Issue Date and ends on the Payout Date, or the date the Contract is terminated if earlier.

ACCUMULATION UNIT - A unit of measure used to calculate Variable Subaccount
Value.

ACCUMULATION UNIT VALUE - A dollar value for each Accumulation Unit in a Variable Subaccount on a given Business Day.

ADJUSTED INDEX VALUE - The Unadjusted Index Value adjusted for the Index Rate Cap or Index Rate Floor for the current Risk Control Account Year.

ADMINISTRATIVE OFFICE - MEMBERS Life Insurance Company, 2000 Heritage Way, Waverly, Iowa 50677. Phone: 1-800-798-5500.

AGE - Age as of last birthday.

ALLOCATION LEVEL - Specific levels identified in your Contract for the sole purpose of administering allocation instructions according to the requirements of the Contract.

ANNUITANT (JOINT ANNUITANT) - The natural person(s) whose life (or lives) determines the amount of annuity payments under the Contract.

AUTHORIZED REQUEST - A signed and dated request that is in Good Order. A request to change your allocation instructions must be signed by all Owners. A request to change a party to the Contract, change the Payout Date or request a partial withdrawal or full surrender of the Contract must be signed by all Owners and any irrevocable Beneficiary or an assignee. An Authorized Request may also include a phone, fax or electronic request for specific transactions that you make under the terms of an executed phone, fax or electronic authorization with an original signature(s), on file at our Administrative Office.

AUTOMATIC REBALANCE PROGRAM - A program to automatically transfer values among the Risk Control Accounts and/or Variable Subaccounts to achieve the balance of Contract Value equal to the Allocation Levels you requested.

BAILOUT PROVISION - If the Index Rate Cap for your Risk Control Account is set below the bailout rate prominently displayed on your Contract Data Page attached to the front of the cover page of the Contract, the Bailout Provision allows you to transfer the Risk Control Account Value from that Risk Control Account during the 30-day period following the Risk Control Account Anniversary. A Market Value Adjustment will not apply to such transfer.

BENEFICIARY - The person(s) (or entity) you named to receive proceeds payable due to the death of the Owner. Before the Payout Date, if no Beneficiary survives the Owner, we will pay the Death Benefit proceeds to the Owner's estate.

BUSINESS DAY - Any day that the New York Stock Exchange is open for trading. All requests for transactions that are received at our Administrative Office in Good Order on any Business Day prior to market close, generally 4:00 P.M. Eastern Time, will be processed as of the end of that Business Day.

COMPANY - MEMBERS Life Insurance Company; also referred to as "we", "our" and "us".

CONTRACT - The MEMBERS Horizon Flexible Premium Deferred Variable Annuity, an individual or joint owned, flexible premium deferred variable and index-linked annuity contract issued by MEMBERS Life Insurance Company.

CONTRACT ANNIVERSARY - The same day and month as the Contract Issue Date for each year the Contract remains in force. If a Contract Anniversary does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day but will be effective as of that Contract Anniversary.

CONTRACT FEE - A fee assessed against Contract Value allocated to the Variable Subaccounts and the Risk Control Accounts. The portion of the fee assessed to the Variable Subaccounts equals a percentage of the average daily ending value of the assets of the Variable Subaccounts to which the Variable Subaccount Value is allocated. The portion of the fee assessed to the Risk Control Accounts equals a percentage of the Accumulation Credit Factor for the Risk Control Account at the start of a Risk Control Account Year. The Contract Fee is shown on your Contract Data Page. This fee compensates us for the expenses and expense risk assumed by us.

CONTRACT ISSUE DATE - The date from which Contract Years and Contract Anniversaries are determined. The Contract Issue Date is shown on your Contract Data Page.

CONTRACT VALUE - The total value of your annuity during the Accumulation Period. All values are calculated as of the end of a Business Day.

CONTRACT YEAR - Any twelve-month period beginning on the Contract Issue Date or Contract Anniversary and ending on the next Contract Anniversary.

DATA PAGE - Pages attached to your Contract that describe certain terms applicable to your specific Contract.

DEATH BENEFIT - The Contract Value as of the date Death Benefits are payable. We do not apply the Surrender Charge or Market Value Adjustment in determining the Death Benefit payable.

EARNINGS - Your Contract Value minus Purchase Payments not previously withdrawn.

EFFECTIVE ANNUAL INTEREST RATE - The interest rate that applied to Purchase Payments allocated to the Holding Account during the Multiple Source Waiting Period or a Holding Period. Values in the Holding Account may be credited a different Effective Annual Interest Rate if deposited on different dates.

FREQUENT TRANSFERS PROCEDURES - Policies and procedures that we have adopted in order to try to protect Owners and the Funds from potentially harmful trading activity.

FUND - Each investment portfolio or any other open-end management investment company or unit investment trust in which a Variable Subaccount invests.

GENERAL ACCOUNT - All of the Company's assets other than the assets in the Separate Accounts.

GOOD ORDER - A request or transaction generally is considered in "Good Order" if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Funds affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your financial professional before submitting the form or request.

HOLDING ACCOUNT - An account that holds each Purchase Payment pending investment in a Risk Control Account. The Holding Account cannot be elected as an Investment Option. The Holding Account is part of our General Account.

HOLDING ACCOUNT VALUE - The value of the Contract in the Holding Account.

HOLDING PERIOD - The period of time starting on the date a Purchase Payment is allocated to the

Holding Account until the date the Holding Account Value is transferred to the Risk Control Account(s). The Holding Period cannot be longer than 6 months.

HOSPITAL - A facility that is licensed and operated as a hospital according to the law of the jurisdiction in which it is located.

INCOME PAYOUT OPTION - The choices available under the Contract for payout of your Contract Value.

INDEX, INDICES - The reference Index used to determine the rate of return as part of the Accumulation Credit Factor calculation for the Risk Control Account.

INDEX RATE CAP - The maximum annual Index rate of return used as part of the Accumulation Credit Factor calculation for a Risk Control Account, prior to the deduction of the Contract Fee. We may change this rate at the beginning of a Risk Control Account Year.

INDEX RATE FLOOR - The minimum annual Index rate of return used as part of the Accumulation Credit Factor calculation for a Risk Control Account, prior to the deduction of the Contract Fee. This rate will not change during the life of your Contract.

INITIAL INDEX VALUE - The value for the reference Index as of the start of a Risk Control Account Year.

INTERNAL REVENUE CODE - The Internal Revenue Code of 1986, as amended.

INVESTMENT OPTIONS - The choices available under this Contract for allocation of your Purchase Payment(s) and Contract Value. Choices include the Risk Control Accounts ("Risk Control Account Option") and the Variable Subaccounts ("Variable Subaccount Option").

IRREVOCABLE BENEFICIARY - A Beneficiary who has certain rights which cannot be changed unless he or she consents to the change.

ISSUE DATE - The date on which we issue the Contract.

MARKET VALUE ADJUSTMENT - The amount of an adjustment (increase or decrease) that may be applied to a full surrender or partial withdrawal from a Risk Control Account.

MARKET VALUE ADJUSTMENT INDEX RATE - Rate(s) used to calculate the Market Value Adjustment.

MARKET VALUE ADJUSTMENT INDEX (INDICES) - The Index (Indices) used to determine the interest rates used to calculate the Market Value Adjustment.

MINIMUM GUARANTEED INTEREST RATE - The minimum interest rate that applies to the Holding Account during a Holding Period.

MULTIPLE SOURCE WAITING PERIOD - The maximum period of time we will wait for multiple sources of payment to be received by us prior to allocation to a Risk Control Account. It applies only to the sources of payment indicated on your application. The Multiple Source Waiting Period cannot be longer than six months.

NON-QUALIFIED CONTRACT - An annuity contract that is independent of any formal retirement or pension plan.

NURSING HOME - A facility that is licensed and operates as a nursing facility according to the law of the jurisdiction in which it is located.

OWNER - The person(s) (or entity) who owns the Contract and whose death determines the Death Benefit. If there are multiple Owners, each Owner will be a joint Owner of the Contract and all references to Owner will mean joint Owners. The Owner has all rights, title and interest in the Contract during the Accumulation Period. The Owner may exercise all rights and options stated in the Contract, subject to the rights of any Irrevocable Beneficiary or assignee. The Owner is also referred to as "you" or "your."

PAYEE - The person(s) (or entity) who receives income payments during the Payout Period while the Annuitant is living. The Payee is the Owner, unless otherwise designated. A minor cannot be the Payee.

PAYOUT DATE - The date the first income payment is paid from the Contract to the Payee.

PAYOUT PERIOD - The phase the Contract is in once income payments begin.

PRO RATA - A method of allocating, withdrawing or transferring values across all Variable Subaccounts and/or Risk Control Accounts that is proportional to the value in each.

PROOF OF DEATH - Proof of Death may consist of a certified copy of the death record, a certified copy of a court decree reciting a finding of death or other similar proof.

PURCHASE PAYMENT - Payment(s) made by or on behalf of the Owner for the Contract.

QUALIFIED CONTRACT - An annuity that is part of an individual retirement plan, pension plan or employer-sponsored retirement program.

RISK CONTROL ACCOUNT - A subdivision of the Risk Control Account Option wherein two accounts types are available: the Secure Account and the Growth Account. Each Risk Control Account has an Index Rate Cap and Index Rate Floor.

RISK CONTROL ACCOUNT ANNIVERSARY - The same day and month as a Risk Control Account Start Date for each year of a Risk Control Account Period. If a Risk Control Account Anniversary does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day, but will be effective as of that Risk Control Account Anniversary.

RISK CONTROL ACCOUNT MATURITY DATE - The last day of a Risk Control Account Period. If a Risk Control Account Maturity Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day, but will be effective as of that Risk Control Account Maturity Date.

RISK CONTROL ACCOUNT PERIOD - The period that begins on a Risk Control Account Start Date and ends on a Risk Control Account Maturity Date. Each Risk Control Account Period is five years.

RISK CONTROL ACCOUNT START DATE - The first day of a Risk Control Account Period. It must be a date that we offer as a Risk Control Account Start Date (as shown on your Contract Data Page). If a Risk Control Account Start Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day, but will be effective as of that Risk Control Account Start Date.

RISK CONTROL ACCOUNT VALUE - The value of the Contract in a Risk Control
Account.

RISK CONTROL ACCOUNT YEAR - Any 12-month period beginning on a Risk Control Account Start Date or Risk Control Account Anniversary and ending on the next Risk Control Account Anniversary.

RISK CONTROL SEPARATE ACCOUNT - The Separate Account for the Risk Control Accounts.

SAI - The statement of additional information relating to the variable annuity aspect of the Contract.

SEC - The U.S. Securities and Exchange Commission.

SEPARATE ACCOUNT - A legally insulated investment account that is maintained separately from our General Account. The Separate Account established for the variable portion of the Contract is registered under the Investment Company Act of 1940 (the "1940 Act"), while the Separate Account established for the index-linked aspect of the Contract is not registered under the 1940 Act.

SPOUSE - The person to whom you are legally married. The term Spouse does not include civil union partners or domestic partners.

SURRENDER CHARGE - The charge associated with surrendering either some or all of the Contract Value from a Series B Contract. Surrender Charges do not apply to Series C Contracts.

SURRENDER CHARGE PERIOD - The number of Contract Years beginning on the Contract Issue Date during which we may assess a Surrender Charge if you surrender the Contract or take a partial withdrawal. See "Fees and Expenses" for more details.

SURRENDER VALUE - The amount you are entitled to receive if you elect to surrender the Contract during the Accumulation Period.

TERMINALLY ILL, TERMINAL ILLNESS - A life expectancy of 12 months or less due to any illness or accident.

UNADJUSTED INDEX VALUE - The closing value for an Index as of a Business Day.

U.S. GAAP - The generally accepted accounting principles used in the United States.

VALUATION PERIOD - The period beginning at the close of one Business Day and continuing to the close of the next succeeding Business Day.

VARIABLE SEPARATE ACCOUNT - The Separate Account for the Variable Subaccounts.

VARIABLE SUBACCOUNT - A subdivision of the Variable Separate Account, the assets of which are invested in a corresponding Fund.

VARIABLE SUBACCOUNT VALUE - The value of the Contract in a Variable Subaccount.

--------------------------------------------------------------------------------
HIGHLIGHTS
--------------------------------------------------------------------------------

The following is a summary of the key features of the Contract. This summary does not include all of the information you should consider before purchasing a Contract. You should carefully read the entire Prospectus, which contains more detailed information concerning the Contract and the Company before making an investment decision.

CONTRACT SERIES

The Contract offers two series: Series B and Series C. The primary difference between the two series is that Series B Contracts are subject to a Surrender Charge and Series C Contracts are not. In addition, Series B Contracts have a Nursing Home and Hospital/Terminal Illness benefit, which provides for a waiver of the Surrender Charge if its conditions are met. The amount of the Contract Fee for Series B and Series C Contracts also differs.

You should work with your financial professional to decide which series of the Contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

HOW YOUR CONTRACT WORKS

OVERVIEW. Your Contract is an individual or joint owned, flexible premium variable and index-linked deferred annuity contract. There are two periods to your Contract: an Accumulation Period and a Payout Period. Your Contract can help you save for retirement because it can allow your Contract Value to earn interest on a tax-deferred basis and you can later elect to receive retirement income for life or a period of years. You generally will not pay taxes on your earnings until you withdraw them.

During the Accumulation Period of your Contract, you allocate your Contract Value to the Variable Subaccounts and/or the Risk Control Accounts. Each of these options is described below.

    o Each Variable Subaccount invests its assets solely in the shares or units of designated Funds. Depending on the performance of the Funds underlying the Variable Subaccounts selected by you, you could lose money.

    o The portion of Contract Value allocated to a Risk Control Account is credited with interest based in part on the investment performance of external Indices (currently, the S&P 500 Index and the MSCI EAFE Index), subject to an Index Rate Cap and Index Rate Floor that is unique to each Risk Control Account. The S&P 500 Index is a stock market index based on the market capitalizations of 500 leading companies publicly traded in the U.S. stock market, as determined by Standard & Poor's. The MSCI EAFE Index is a stock market index which is designed to measure the equity market performance of developed markets outside of U.S. and Canada. The Indices can go up or down based on the stock prices of the companies that comprise the applicable Index. Neither Index includes dividends paid on the stocks comprising the Index and therefore does not reflect the full investment performance of the underlying stocks. We set the Index Rate Caps prior to the Contract Issue Date and prior to each Risk Control Account Anniversary for the subsequent Risk Control Account Year. We will notify you of any change in the Index Rate Cap prior to the Risk Control Account Anniversary. The Index Rate Floor associated with each Risk Control Account will not change during the life of your Contract.

The Accumulation Period begins on the Contract Issue Date and continues until the Payout Date.

During the Payout Period of your Contract, you can elect to receive income payments by applying Contract Value to the income options offered in your Contract. The Payout Period begins on the Payout Date and continues while income payments are paid.

Please call your financial professional or the Company at 1-800-798-5500 if you have questions about how your Contract works.

PURCHASE PAYMENTS. You may purchase the Contract with an initial Purchase Payment of at least $5,000. Additional Purchase Payments can be made, but are not required. Each additional Purchase Payment may not be less than $50 and must be received at our Administrative Office prior to the oldest Owner's 85(th) birthday or the oldest Annuitant's 85(th) birthday if the Owner is a non-natural person. Purchase Payments that, in total, exceed $1 million require our prior approval. Multiple Contracts owned by the same individual where the sum of the Purchase Payments exceeds $1 million also require our prior approval.

We reserve the right, in our sole discretion, to refuse additional Purchase Payments and to limit the amount and frequency of additional Purchase Payments under the Contract or that may be allocated to the Risk Control Accounts at any time.

ALLOCATION OPTIONS. There are four Allocation Levels for your Contract, among which you may allocate your Purchase Payment(s) and Contract Value: Level C (Contract Allocation Level), Level V (Variable Subaccount Allocation Level), Level I (Index Allocation Level), and Level R (Risk Control Allocation Level), each is described below.

    o At Level C, the allocation is split between the Variable Subaccounts and the Risk Control Accounts;

    o   At Level V, the allocation is split among the Variable Subaccounts;

    o Level I only applies to Risk Control Accounts, and the allocation is split between Risk Control Accounts based on the reference Index; and

    o Level R only applies to Risk Control Accounts, and the allocation is split among Risk Control Accounts with the same reference Index.

You must specify the percentage of your Purchase Payment to be allocated to each applicable Allocation Level on the Contract Issue Date. The amount you direct to a particular Allocation Level must be in whole percentages from 0% to 100% of the Purchase Payment and your total allocation must equal 100% at each Allocation Level. If you elect Allocation Level C, the total funds allocated to Variable Subaccounts must total 100% and the total funds allocated to Risk Control Accounts must total 100%. If you do not indicate your allocations on the application, our Administrative Office will attempt to contact your adviser and/or you for clarification.

Rather than choosing the amounts directed to particular Allocation Levels, you may choose model portfolios that employ different investment styles within various risk tolerance categories (e.g., conservative, moderate, and growth model portfolios). Different model portfolios can be chosen for the Variable Subaccounts and Risk Control Accounts. Only one model portfolio can be selected. Additionally, a customized allocation within the Variable Subaccounts and Risk Control Accounts can be selected. More detailed information regarding the model portfolios and customized allocations is found in "Allocating Your Purchase Payment - Model or Express Portfolios." We will not issue the Contract without complete allocation instructions.

Your Purchase Payments will be allocated according to your allocation instructions on file with us for the applicable Allocation Levels. However, if your allocation instructions on file with us include a Risk Control Account, the Risk Control Account portion of your initial Purchase Payment will be allocated to the Holding Account before it is transferred to the Risk Control Account. The allocation of additional Purchase Payments to a Risk Control Account is subject to additional requirements described in the _____ section of this Prospectus. Purchase Payments allocated to a Risk Control Account become part of the Risk Control Account Value and may be credited with interest based in part on any positive performance of the reference Index, subject to the applicable Interest Rate Cap and Interest Rate Floor. More detailed information regarding the Risk Control Account option is found in "Risk Control Account Option."

Purchase Payments allocated to a Variable Subaccount become part of the total Variable Subaccount Value which fluctuates according to the investment performance of the selected Variable Subaccounts. More detailed information regarding the Variable Subaccount Option is found in "Variable Subaccount Option."

In the event you select a Risk Control Account Option, please note that any time the Index Rate Cap for your Risk Control Account is less than the rate specified in the bailout rate (as shown on your Contract Data Page), we may, at our discretion, restrict transfers into that Risk Control Account. See "Access to Your Money - Bailout Provision" for more details.

In addition, as it relates to the Risk Control Account Option, the Index Rate Floor is the minimum Index rate of return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account, prior to the deduction of the Contract Fee. This rate will not change during the life of your Contract. Currently, the Secure Account has an Index Rate Floor of 0% and the Growth Account has an Index Rate Floor of -10%. For the Secure Account, this means that any negative investment performance of the Index would not reduce your Contract Value at the end of a Risk Control Account Year; and for the Growth Account, this means that any negative investment performance of the Index would not reduce your Contract Value at the end of a Risk Control Account Year by more than 10% regardless of whether the negative investment performance of the Index over the period was less than -10%.

Moreover, the Index Rate Cap is the maximum Index rate of return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account, prior to the deduction of the Contract Fee. You will have thirty days after the Risk Control Account start dated to return your Contract or change your allocation instructions (if applicable), if a new Index Rate Cap is established while we are waiting for funds that are being transferred from another company. If subsequent premiums are allocated to a Risk Control Account or upon the maturity of a Risk Control Account the Index Rate Cap will be made available two weeks in advance of a Risk Control Account Start Date.

On the first Risk Control Account Anniversary and any subsequent Risk Control Account Anniversary, we will declare an Index Rate Cap which we guarantee for the next Risk Control Account Year. We will notify you of any such change to the Index Rate Cap prior to the Risk Control Account Anniversary. The Index Rate Caps will range between 1% and 75%. In return for accepting some risk of loss to your Contract Value allocated to the Growth Accounts, the Index Rate Caps declared for the Growth Accounts will be higher than the Index Rate Cap declared for the Secure Account for the same period which allows the potential for a higher positive increase in Contract Value for the Growth Account.

The same Index will be used for each Risk Control Account for the duration of the Risk Control Account Period. However, if the publication of an Index is discontinued, or calculation of the Index is materially changed, we will substitute a suitable Index that will be used for the remainder of the Risk Control Account Period and will notify you of the change in advance. If we substitute an Index, the performance of the new Index may differ from the original Index, which may, in turn, affect your Contract Value.

WE MAY OFFER ADDITIONAL RISK CONTROL ACCOUNTS WITH THE SAME OR ADDITIONAL INDICES AT OUR DISCRETION. WE MAY ALSO DISCONTINUE A RISK CONTROL ACCOUNT, EFFECTIVE AS OF A RISK CONTROL ACCOUNT MATURITY DATE. IN ANY CASE, WE WILL NOTIFY YOU OF THE ADDITION OR DISCONTINUATION OF A RISK CONTROL ACCOUNT. SUCH A CHANGE WILL BE SUBJECT TO ANY APPLICABLE REGULATORY APPROVAL THAT MAY BE REQUIRED.

REBALANCING / REALLOCATION. The Automatic Rebalance Program automatically transfers values between Risk Control Accounts and/or Variable Subaccounts to return your Contract Values to the Allocation Levels on file with us. Transfers that occur pursuant to the Automatic Rebalance Program will not count towards the number of transfers allowed in a Contract Year without incurring a transfer fee. The transfer fee is $25 per transfer after the first 12 transfers in a Contract Year.

Rebalancing at Level C (between Variable Subaccounts and Risk Control Accounts) will occur as of each Risk Control Account Maturity Date according to the allocation instructions on file with us, unless there is no Risk Control Account Value, you elect to discontinue rebalancing by Authorized Request, or you have requested to transfer value which results in rebalancing being discontinued at Levels C and V (among Variable Subaccounts) as of each Risk Control Account Maturity Date.

Rebalancing at Level V will occur as of each Contract Anniversary according to the allocation instructions on file with us, unless there is no Variable Subaccount Value. Rebalancing at Level V will also occur as of each Risk Control Account Maturity Date according to the allocation instructions on file with us, unless there is no Variable Subaccount Value or you have requested to transfer value which results in rebalancing being discontinued at Levels C and V as of each Risk Control Account Maturity Date. If rebalancing is discontinued, you may elect to reinstate rebalancing at Level C by Authorized Request, which will also reinstate rebalancing at Level V. Your Authorized Request to reinstate rebalancing must be received at least one Business Day prior to the Risk Control Account Maturity Date to take effect as of that date. If we are not notified at least one Business Day prior to the Risk Control Account Maturity Date, rebalancing at Level C will not occur until the next Risk Control Account Maturity Date.

Rebalancing at Level I (between Risk Controls Accounts with different reference Indices) will occur as of each Risk Control Account Maturity Date according to the allocation instructions on file with us. Rebalancing at Level I will not occur if your Risk Control Account Value is not split between Indices or there is no Risk Control Account Value.

Rebalancing at Level R (between Risk Controls Accounts with the same reference Index) will occur as of each Risk Control Account Anniversary according to the allocation instructions on file with us. Rebalancing at Level R will not occur if there is no Risk Control Account Value.

You may change your allocation instructions by Authorized Request. A change to your Variable Subaccount allocation instructions (Level V) will take effect as of the Business Day that we receive the request in Good Order, unless otherwise specified by the Owner.

You may change your allocation instructions for Level R prior to rebalancing on a Risk Control Account Anniversary by Authorized Request. Your request to change your allocation instructions must be received at our Administrative Office at least one Business Day prior to a Risk Control Account Anniversary for the instructions to take effect prior to rebalancing. If we do not receive your request at least one Business Day prior to a Risk Control Account Anniversary, your change in allocation instructions will not be effective until after that Risk Control Account Anniversary.

If the Index Rate Cap for a Risk Control Account is set below the bailout rate for that Risk Control Account, you may transfer the Risk Control Account Value from that Risk Control Account during the 30-day period following the Risk Control Account Anniversary by Authorized Request. A Market Value Adjustment will not apply to such transfer. Your Authorized Request to transfer Risk Account Control Account Value must be received in Good Order during this 30-day period. If the request is not received during this 30-day period or the request is not in Good Order, no transfer will occur. At any time while the Index Rate Cap for your Risk Control Account is less than the bailout rate specified in the Bailout Provision (as shown on your Contract Data Page), we may, at our discretion, restrict transfers into that Risk Control Account and may not reallocate your Risk Control Account Value between Risk Control Accounts under the Automatic Rebalance Program. See "Access to Your Money - Bailout Provision" for more details.

WITHDRAWAL OPTIONS. The Contract offers the following liquidity features during the Accumulation Period:

    o Annual Free Withdrawal Amount - For Series B Contracts only, each Contract Year, you may withdraw up to 10% of the total Purchase Payments that are within the Surrender Charge Period at the time of the withdrawal for that Contract Year without incurring a Surrender Charge (the

        "Annual Free Withdrawal Amount"). Any unused Annual Free Withdrawal Amount will not carry over to any subsequent Contract Year. Purchase Payments subject to the Surrender Charge are deemed to be withdrawn prior to any Purchase Payments not subject to the Surrender Charge. Earnings under the Contract are deemed withdrawn after the withdrawal of all Purchase Payments. However, as described below, withdrawals from the Risk Control Accounts are subject to a Market Value Adjustment. Surrender Charges do not apply to C Series Contracts.

    o Partial Withdrawal Option - You may make partial withdrawals during the Accumulation Period by Authorized Request, but a withdrawal of Risk Control Account Value is not permitted while there is Variable Subaccount Value. For partial withdrawals of Variable Subaccount Value, you may provide specific instructions but, if you do not, withdrawals will be processed on a Pro Rata basis from the value in all Variable Subaccounts. If there is insufficient Variable Subaccount Value, or no Variable Subaccount Value, Holding Account Value will be withdrawn. If there is insufficient Holding Account Value or no Holding Account Value, Risk Control Account Value will be withdrawn on a Pro Rata basis. Any applicable Surrender Charge and/or Market Value Adjustment will affect the amount available for a partial withdrawal. Surrender Charges do not apply to Series C Contracts.

    o Full Surrender Option - You may surrender your Contract during the Accumulation Period by Authorized Request. Upon full surrender, a Surrender Charge and/or a Market Value Adjustment may apply. Surrender Charges do not apply to Series C Contracts.

MARKET VALUE ADJUSTMENT. The Market Value Adjustment applies only to withdrawals from a Risk Control Account and is calculated separately for each Risk Control Account. Required minimum distributions under the Internal Revenue Code that are withdrawn under an automatic withdrawal program and withdrawals of Risk Control Account Value on a Risk Control Account Maturity Date are not subject to a Market Value Adjustment. The Market Value Adjustment can increase or decrease your amount withdrawn or the Surrender Value, depending on how economic indicators have changed since your Contract was issued. See "Market Value Adjustment" for more details. You may lose a portion of your principal due to the Market Value Adjustment.

BAILOUT PROVISION. We will set a bailout rate for each Risk Control Account which may range from 1% to 10% for Risk Control Accounts under the Secure Account and from 1.5% to 25% for Risk Control Accounts under the Growth Account. The bailout rate will be prominently displayed on your Contract Data Page attached to the front of the cover page of the Contract and will not change during the life of your Contract. If the Index Rate Cap for your Risk Control Account is set below the bailout rate for that Risk Control Account, you may transfer the Risk Control Account Value from that Risk Control Account during the 30-day period following the Risk Control Account Anniversary without the application of any Market Value Adjustment by Authorized Request. At any time the Index Rate Cap for your Risk Control Account is less than the bailout rate specified on your Contract Data Page, we may, at our discretion, restrict transfers into that Risk Control Account. See "Access to Your Money - Bailout Provision" for more details.

INCOME OPTIONS. You have several income options to choose from during the Payout Period. Income payments will start on the Payout Date, and continue based on the option you elect.

DEATH BENEFIT. The Contract provides a Death Benefit during the Accumulation Period. The Death Benefit is equal to the Contract Value as of the date Death Benefits are payable. We do not apply the Surrender Charge or Market Value Adjustment in determining the Death Benefit payable.

CONTRACT CHARGES

An investment in the Contract involves certain fees and expenses, including Contract Fees, Surrender Charges and underlying Fund fees and expenses. Some of these fees vary depending on whether you invest in the Series B Contract or the Series C Contract. For a full description of all such fees and expenses, please see the section of this Prospectus entitled "Fees and Expenses."

RISK FACTORS

Your Contract has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

VARIABLE SUBACCOUNT RISK. Your investment results in any one of the Variable Subaccounts will depend on the investment performance of the underlying Funds. Because the Variable Subaccounts are not part of the Risk Control Accounts, they are not protected from losses. Therefore, you could lose all of your principal when investing in the Variable Subaccounts.

INDEX RATE OF RETURN RISK. If you are invested in a Risk Control Account and the relevant Index declines, it may or may not reduce your Risk Control Account Value. This depends on the Risk Control Account to which you allocated your Risk Control Account Value. Nevertheless, you always assume the investment risk that no index interest will be credited and therefore the Index Rate of Return will not increase your Accumulation Credit Factor (and, ultimately, your Risk Control Account Value). You also bear the risk that sustained declines in the relevant Index may cause the Index Rate of Return to not increase your Accumulation Credit Factor (and, ultimately, your Risk Control Account Value) for a prolonged period. If your Risk Control Account Value is allocated to the Growth Account, you also assume the risk of a negative Index Rate of Return (crediting negative index interest), which means your Accumulation Credit Factor and, ultimately, the Risk Control Account Value allocated to the Growth Account, may decline. In addition, you assume the risk that the Index Rate Cap can be reduced to as little as 1%. Please note that in an increasing interest rate environment, the Market Value Adjustment could reduce the amount received to less than the protection provided by the Index Rate Floor.

LIQUIDITY RISK. We designed your Contract to be a long-term investment that you may use to help save for retirement. Your Contract is not designed to be a short-term investment. While you are permitted to take partial withdrawals from the Contract, or fully surrender the Contract, during the Accumulation Period by Authorized Request, such withdrawals may be subject to a Surrender Charge and/or Market Value Adjustment (if applicable). We may defer payments made under this Contract with respect to a Risk Control Account and/or the Holding Account for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral. In addition, we may postpone payments made under this Contract with respect to a Variable Subaccount as permitted by the SEC.

MARKET RISK. The historical performance of an Index relating to a Risk Control Account or a Fund underlying a Variable Subaccount should not be taken as an indication of the future performance of the Index or the Fund. The performance of an Index or a Fund will be influenced by complex and interrelated economic, financial, regulatory, geographic, judicial, political and other factors that can affect the capital markets generally, and by various circumstances that can influence the performance of securities in a particular market segment.

RISK CONTROL ACCOUNT TRANSFER RESTRICTION. At any time the Index Rate Cap for your Risk Control Account is less than the bailout rate specified on your Contract Data Page, we may, at our discretion, restrict transfers into that Risk Control Account. See "Access to Your Money - Bailout Provision" for more details.

CREDITOR AND SOLVENCY RISK. Our General Account assets support the guarantees under the Contract and are subject to the claims of our creditors. AS SUCH, THE GUARANTEES UNDER THE CONTRACT ARE SUBJECT TO OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY, AND THEREFORE, TO THE RISK THAT WE MAY DEFAULT ON THOSE GUARANTEES. You need to consider our financial strength and claims-paying ability in meeting the guarantees under the Contract. You may obtain information on our financial condition by reviewing our financial statements included in this Prospectus. Additionally, information concerning our business and operations is set forth in the section of this Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

--------------------------------------------------------------------------------
EXPENSE TABLES
--------------------------------------------------------------------------------

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

The first table describes the fees and charges that you will pay at the time that you surrender the Contract, make certain withdrawals, request special services or make certain transfers. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)

--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR CONTRACT VALUE AT THE TIME      SERIES B    SERIES C
YOU REQUEST CERTAIN TRANSACTIONS                            CONTRACT    CONTRACT
--------------------------------------------------------------------------------
Maximum Surrender Charge as a Percentage of Purchase
Payment Surrendered or Withdrawn                              9%(2)       None
--------------------------------------------------------------------------------
Transfer Fee(3)                                                $25         $25
--------------------------------------------------------------------------------
Research Fee                                                   $50         $50
--------------------------------------------------------------------------------
Wire Transfer Fee                                              $[o]        $[o]
--------------------------------------------------------------------------------
Express Mail Charge                                            $[o]        $[o]
--------------------------------------------------------------------------------
Duplicate Contract Charge (For Each duplicate Contract)        $30         $30
--------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying Fund fees and expenses to the extent you allocate Purchase Payments and/or Contract Value to the Variable Subaccounts and Risk Control Accounts.

--------------------------------------------------------------------------------
PERIODIC CHARGES OTHER THAN FUND EXPENSES                   SERIES B    SERIES C
--------------------------------------------------------------------------------
Contract Fee(4)                                               1.65%      1.75%
--------------------------------------------------------------------------------

You also bear your proportionate share of all fees and expenses paid by a Fund that corresponds to any Variable Subaccount in which you invest. Accordingly, this next table shows the lowest and highest total operating expenses charged by any of the Funds for the fiscal year ended December 31, 2014. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

--------------------------------------------------------------------------------
Fund Operating Expenses Expressed as an Annual
Percentage of Daily Net Assets                              MINIMUM      MAXIMUM
--------------------------------------------------------------------------------
Total Annual Fund Operating Expenses (total of all
expenses that are deducted from Fund assets, including
management fees, 12b-1 fees, service fees, and other
expenses)(5)                                                 0.16%        1.14%
--------------------------------------------------------------------------------

____________________

(1)State premium taxes currently range from 0% to 3.5% of Purchase Payments.

(2)For B Series Contracts, if you surrender the Contract or make a partial withdrawal during the Accumulation Period, we may assess a Surrender Charge on Purchase Payments withdrawn during the Surrender Charge Period. For information on how we calculate the surrender charge, see "Charges and Deductions - Surrender Charge." We do not assess a surrender charge on the Annual Free Withdrawal Amount, withdrawals under the Nursing Home or Hospital/Terminal Illness waiver, required minimum distributions under the Internal Revenue Code that are withdrawn under an automatic withdrawal program and Risk Control Account Value withdrawn on a Risk Control Account Maturity Date. For information on the Annual Free Withdrawal Amount and other waivers of the Surrender Charge, see "Charges and Deductions - Surrender Charge - ____________." Surrender Charges do not apply to Series C Contracts.

(3)We waive the transfer fee for the first twelve transfers in a Contract Year on transfers between the Risk Control Accounts and/or Variable Subaccounts. We assess a charge of $25 for the thirteenth and each additional transfer in a Contract Year.

(4)We assess the Contract Fee against Contract Value held in the Variable Subaccounts and the Risk Control Accounts to compensate us for the expenses and expense risks we assume under the Contract. The Contract Fee assessed against Contract Value held in the Variable Subaccounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the average daily ending value of the Contract Value held in the Variable Subaccounts. The Contract Fee assessed against Contract Value held in the Risk Control Accounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the Accumulation Credit Factor for each Risk Control Account at the start of the Risk Control Account Year. We do not assess the Contract Fee against Contract Value held in the Holding Account.

(5) The table showing the range of expenses for the Funds takes into account the expenses of several "funds of funds." A "fund of funds" typically allocates its assets, within predetermined percentage ranges, among certain other fund portfolios, including exchange-traded funds (each such fund an "Acquired Fund"). Each "fund of funds" has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of Fund expenses, we took into account the information received on the combined actual expenses for each "fund of funds" and the portfolios in which it invests. (The combined expense information includes the pro rata portion of the fees and expenses incurred indirectly by a "fund of funds" as a result of its investment in shares of one or more Acquired Funds.) See the prospectus for any Fund which is a "fund of funds" for a presentation of the applicable Acquired Fund fees and expenses.

The Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, separate account annual expenses, and underlying fund fees and expenses. These Examples do not reflect charges for any special services you may request. For a complete description of Fund charges and expenses, see the applicable Fund prospectuses.

The Examples show the expenses that a hypothetical Contract owner would pay in situations illustrated under a Series B Contract and a Series C Contract. These Examples should not be considered a representation of past or future expenses for any Variable Subaccount Option. Actual expenses may be more or less than those shown. Similarly, the annual rate of return assumed in the Examples is not an estimate or guarantee of future investment performance.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated, and that your investment has a 5% return each year. The Examples assume that all Contract Value is allocated to the MEMBERS Horizon Variable Separate Account. The Examples also assume (i) the maximum total annual operating expenses of the Funds; and (ii) there is no waiver of any Surrender Charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

IF YOU SURRENDER THE CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

           --------------------------------------------------
            Series Type              1 year          3 years
           --------------------------------------------------
             SERIES B                $1,092           $1,585
           --------------------------------------------------
             SERIES C                 $292             $895
           --------------------------------------------------

If you do not surrender the Contract at the end of the applicable time period:

           --------------------------------------------------
            Series Type              1 year           3 years
           --------------------------------------------------
             SERIES B                 $282             $865
           --------------------------------------------------
             SERIES C                 $292             $895
           --------------------------------------------------

The Examples reflect a Contract Fee of 1.65% and 1.75% for Series B and Series C Contracts, respectively. These examples do not include transfer fees or premium taxes. Transfer fees and premium taxes are not currently charged to Contractholders. Premium taxes could range up to 3.5%, depending on the jurisdiction. In addition, certain Funds may impose a redemption fee of no more than 2% of the amount of Fund shares redeemed. We may be required to implement a Fund's redemption fee. The redemption fee will be assessed against your Variable Subaccount Value. For more information, please see each Fund's prospectus.

The Examples are illustrations and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

FEES
--------------------------------------------------------------------------------

Surrender Charge (Contingent Deferred Sales Charge). For Series B Contracts, we deduct a Surrender Charge from each Purchase Payment withdrawn during the Surrender Charge Period that exceeds the Annual Free Withdrawal Amount. The deduction of the Surrender Charge will reduce the amount you receive from a partial withdraw or surrender of the Contract during the Accumulation Period. Each Purchase Payment has an individual Surrender Charge schedule which begins when the Purchase Payment is credited to your Contract and continues for a period of five years, as shown in the table below. The amount of the Surrender Charge is determined separately for each Purchase Payment withdrawn and is expressed as a percentage of the Purchase Payment as follows:

------------------------------------------------------------------------
NUMBER OF YEARS SINCE PURCHASE PAYMENT             SURRENDER CHARGE AS
             CREDITED                             A PERCENT OF PURCHASE
                                                    PAYMENTS WITHDRAWN
                                                            %
------------------------------------------------------------------------
            Less than 1                                    9%
------------------------------------------------------------------------
    At least 1 but less than 2                             9%
------------------------------------------------------------------------
    At least 2 but less than 3                             8%
------------------------------------------------------------------------
    At least 3 but less than 4                             7%
------------------------------------------------------------------------
    At least 4 but less than 5                             6%
------------------------------------------------------------------------
            5 or more                                      0%
------------------------------------------------------------------------

For purposes of calculating the Surrender Charge, Purchase Payments are assumed to be withdrawn on a first-in-first-out basis. This means that Purchase Payments that were allocated to your Contract first are considered to be withdrawn first and Purchase Payments are considered to be withdrawn before Earnings. Therefore, withdrawals will be processed to occur in the following order: (1) Purchase Payments that are no longer subject to a Surrender Charge as of the date of the withdrawal; (2) your Annual Free Withdrawal Amount; (3) Purchase Payments that are subject to a Surrender Charge on a first-in-first-out basis; and (4) Earnings, if any, after all Purchase Payments have been withdrawn. We will deduct the Surrender Charge from your withdrawal proceeds. We will deduct the Surrender Charge before we apply any Market Value Adjustments to withdrawal proceeds from the Risk Control Accounts. For an example of how we calculate the Surrender Charge, see "Appendix A" to this Prospectus.

We will not assess the Surrender Charge on:

    o   Withdrawals under the Nursing Home or Hospital/Terminal Illness waiver;

    o Required minimum distributions under the Internal Revenue Code that are withdrawn under the automatic withdrawal program provided by the Company;

    o Withdrawal of Risk Control Account Value on a Risk Control Account Maturity Date;

    o Purchase Payments that are no longer subject to a Surrender Charge as of the date of the partial withdrawal or full surrender;

    o   Your Annual Free Withdrawal Amount; and

    o   Earnings, if any, after all Purchase Payments have been withdrawn.

Surrender Charges offset promotion, distribution expenses, and investment risks born by the Company. Surrender Charges do not apply to Series C Contracts.

For information on the Annual Free Withdrawal Amount and Surrender Charge waivers, see "Access to Your Money."

Annual Contract Fee. We deduct a Contract Fee from your Contract Value in the Variable Subaccounts and Risk Control Accounts to compensate us for the expenses and expense risk we assume under the Contract. The Contract Fee assessed against Contract Value held in the Variable Subaccounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the average daily ending value of the Contract Value held in the Variable Subaccounts. The Contract Fee assessed against Contract Value held in the Risk Control Accounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the Accumulation Credit Factor for each Risk Control Account at the start of the Risk Control Account Year. The annual Contract Fee percentage is 1.65% for Series B Contracts, and 1.75% for Series C Contracts. We do not assess the Contract Fee against Contract Value held in the Holding Account.

Transfer Fee. Currently no fee is charged for transfers. However, we reserve the right to impose a transfer fee on transfers among the Risk Control Accounts and Variable Subaccounts. The transfer fee is $25 per transfer after the first 12 transfers in a Contract Year. Each Written Request or telephone/fax authorization is considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. The transfer fee is deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the transfer fee is deducted pro rata from the accounts.

Research Fee. We may charge you a fee of up to $50 when you request information that is duplicative of information previously provided to you and requires on our part research. The research fee is deducted on a pro rata basis from the Variable Subaccounts and Risk Control Accounts

Wire Transfer Fee. We may charge you a fee of up to $___ when you request a wire transfer of funds from your Contract. The fee reimburses us for the costs we incur in sending funds by wire transfer. The wire transfer fee is deducted on a pro rata basis from the Variable Subaccounts and Risk Control Accounts

Express Mail Charge. We reserve the right to charge you a fee of up to $____ when you request that a check or other documents be sent via express mail. The express mail charge reimburses us for the costs we incur when sending materials by express mail. The fee is deducted from each Subaccount and from the Fixed Account based on a proportional basis. A pro-rated portion of the fee is deducted upon application to an Income Payout Option. After the Payout Date, the annual Contract fee is deducted from variable Income Payments.

Duplicate Contract Charge. You can obtain a summary of your Contract at no charge. However, we will assess a $30 charge for each copy of your Contract that you request. A request for a duplicate copy of the Contract must be made by a Written Request in Good Order. The duplicate contract fee is deducted on a pro rata basis from the Variable Subaccounts and Risk Control Accounts

Premium Expense Charge. We deduct a charge for any state or local premium taxes applicable to a Contract. We may deduct premium taxes at the time we pay such taxes. State premium taxes currently range from 0% to 3.50%.

We will deduct the charges for the fees by redeeming additional units or Accumulation Credits on a pro rata basis from funds held in the Variable Subaccounts and Risk Control Accounts.

OTHER INFORMATION

We assume investment risks and costs in providing the guarantees under the Contract. These investment risks include the risks we assume in providing the Index Rate Floors for the Risk Control Accounts, the surrender rights available under the Contract, the Death Benefit and the income benefits. We must provide the rates and benefits set forth in your Contract regardless of how our General Account investments that support the guarantees we provide perform. To help manage our investment risks, we engage in certain risk management techniques. There are costs associated with those risk management techniques. You do not directly pay the costs associated with our risk management techniques.

However, we take those costs into account when we set rates and guarantees under your Contract.

--------------------------------------------------------------------------------
GETTING STARTED - THE ACCUMULATION PERIOD
--------------------------------------------------------------------------------

Contracts issued in your state may provide different features and benefits than those described in this Prospectus. A material difference may include the length of the right to examine period, the value returned to you if you exercise your right to return the Contract for a refund, the amount of and ability to waive the Surrender Charge, the Payout Date, or the availability of certain income options. In addition, certain benefit options may not be available in all states. We will include any such state variations in your Contract. Your financial professional can provide you with more information about those state variations.

PURCHASING A CONTRACT

We offer the Contract to individuals, certain retirement plans, and other entities. To purchase a Contract, you and the Annuitant must be no older than age 85.

We sell the Contract through financial professionals who also are agents of the Company. To start the purchase process, you must submit an application to your financial professional. The initial Purchase Payment must either be paid at the Company's Administrative Office or delivered to your financial professional. Your financial professional will then forward your completed application and Purchase Payment (if applicable) to us. After we receive a completed application, Purchase Payment, and all other information necessary to process a purchase order, in Good Order, we will begin the process of issuing the Contract. There may be delays in our processing of your application because of delays in receipt of your application from the selling firm or because of delays in determining whether your Contract is suitable to you. Any such delays will affect when we issue your Contract. If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment, if any, will be allocated to Subaccount(s) you choose within two Valuation Days of receipt by us at our Mailing Address. If the application is not properly completed, we may retain the purchase payment for up to five Valuation Days while we attempt to complete the application. If information which completes the application is received after the close of regular business on the New York Stock Exchange (usually, 4:00 p.m. Eastern Time) on a Valuation Day, the initial Net Purchase Payment will be allocated on the next Valuation Day. If the application is not complete at the end of the 5-day period, we will inform you of the reason for the delay and the initial purchase payment will be returned immediately, unless you specifically consent to us retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment, if any, will be allocated as designated by the Owner within two Valuation Days.

IMPORTANT: YOU MAY USE THE CONTRACT WITH CERTAIN TAX QUALIFIED RETIREMENT PLANS. THE CONTRACT INCLUDES ATTRIBUTES SUCH AS TAX DEFERRAL ON ACCUMULATED EARNINGS. QUALIFIED RETIREMENT PLANS PROVIDE THEIR OWN TAX DEFERRAL BENEFIT; THE PURCHASE OF THIS CONTRACT DOES NOT PROVIDE ADDITIONAL TAX DEFERRAL BENEFITS BEYOND THOSE PROVIDED IN THE QUALIFIED RETIREMENT PLAN. ACCORDINGLY, IF YOU ARE PURCHASING THIS CONTRACT THROUGH A QUALIFIED RETIREMENT PLAN, YOU SHOULD CONSIDER PURCHASING THE CONTRACT FOR ITS OTHER FEATURES AND OTHER NON-TAX RELATED BENEFITS. PLEASE CONSULT A TAX ADVISER FOR INFORMATION SPECIFIC TO YOUR CIRCUMSTANCES TO DETERMINE WHETHER THE CONTRACT IS AN APPROPRIATE INVESTMENT FOR YOU.

If mandated by applicable law, including Federal laws designed to counter terrorism and prevent money laundering, we may be required to reject your Purchase Payment. We may also be required to provide additional information about you or your Contract to government regulators. In addition, we may be required to block an Owner's Contract and thereby refuse to honor any request for transfers, partial withdrawals, surrender, income payments, and Death Benefit payments, until instructions are received from the appropriate government regulator.

TAX-FREE "SECTION 1035" EXCHANGES

You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this Prospectus, you might have to pay a Surrender Charge or negative Market Value Adjustment on the existing contract. If the exchange does not qualify for Section 1035 tax treatment, you may have to pay federal income tax, including a possible penalty tax, on your old contract. There will be a new Surrender Charge Period for this Contract and other charges may be higher (or lower) and the benefits may be different. There may be delays in our processing of the exchange. You should not exchange another contract for this one unless you determine, after knowing all the facts that the exchange is in your best interest. In general, the person selling you this Contract will earn a commission from us.

OWNER

The Owner is the person(s) (or entity) who own(s) the Contract and, in the case of a natural person(s), whose death determines the Death Benefit. A non-natural person cannot jointly own a Contract. The Owner names the Annuitant or Joint Annuitants. All rights under the Contract may be exercised by the Owner, subject to the rights of any other Owner and any Irrevocable Beneficiary. Assignment of the Contract by the Owner is not permitted, unless the state in which the Contract is issued requires us to provide the Owner the right to assign the Contract. In that case, the Owner must provide us with advance Written Notice of the assignment and the assignment is subject to our approval, unless those requirements are inconsistent with the law of the state in which the Contract is issued.

The Owner may request to change the named owner at any time before the Payout Date. If a joint Owner is changed (or is named), he or she must be the Owner's Spouse. Any change in Owner must be made by Authorized Request and is subject to our acceptance. Unless otherwise specified by the Owner, such change, if accepted by us, will take effect as of the date the Authorized Request was signed. We are not liable for any payment we make or action we take before we receive the Authorized Request.

If an Owner who is a natural person dies during the Accumulation Period, the Beneficiary is entitled to the Death Benefit. The Death Benefit becomes payable at the death of the Owner (if there are joint Owners, the Death Benefit will become payable after the first joint Owner dies). If there is a surviving Owner and he or she is the Spouse of the deceased, the surviving Spouse (or surviving Partner Owner if the state of issue is NJ or OR) will be treated as the sole primary Beneficiary, and any other designated Beneficiary will be treated as a contingent Beneficiary.

DIVORCE

In the event of divorce, the former Spouse must provide a copy of the divorce decree (or a qualified domestic relations order if it is a qualified plan) to us. The terms of the decree/order must identify the Contract and specify how the Contract Value should be allocated among the former Spouses.

ANNUITANT

The Annuitant is the natural person(s) whose life (or lives) determines the income payment amount payable under the Contract. If the Owner is a natural person, the Owner may change the Annuitant at any time before the Payout Date by Authorized Request. A request to change the Annuitant must be received by us at least 30 days before the Payout Date. Unless otherwise specified by the Owner, such change will take effect as of the date the Authorized Request was signed. We are not liable for any payment we make or action we take before we receive the Authorized Request. If you change the Annuitant, the Payout Date will not change. If the Owner is not a natural person, the Annuitant cannot be changed. The Annuitant does not have any rights under the Contract.

BENEFICIARY

The Beneficiary is the person(s) (or entity) named by you when you apply for the Contract to receive the proceeds payable upon your death. If there are joint Owners and an Owner dies before the Payout Date, the surviving Spouse Owner will be treated as the sole primary Beneficiary and any other designated Beneficiary will be treated as a contingent Beneficiary. Prior to the Payout Date, if no Beneficiary survives the Owner, the proceeds will be paid to the Owner's estate. If there is more than one Beneficiary, each Beneficiary will receive an equal share, unless otherwise specified by the Owner.

At any time before the Payout Date, you may change the Beneficiary by an Authorized Request sent to us, or you may name one or more Beneficiaries. A change of Beneficiary will take effect on the date the Authorized Request was signed. If there are Joint Owners, each Owner must sign the Authorized Request. In addition, any Irrevocable Beneficiary or assignee must sign the Authorized Request. Any change is subject to payment or other actions we took before we received the request to change the Beneficiary at our Administrative Office.

Use care when naming Beneficiaries. If you have any questions concerning the criteria you should use when choosing Beneficiaries, consult your financial professional.

RIGHT TO EXAMINE

You may cancel your Contract and return it to your financial professional or to us within a certain number of days after you receive the Contract and receive a refund of either the Purchase Payments you paid or your Contract Value, depending on the state in which your Contract was issued. However, if your Contract is an IRA, we will refund your Purchase Payment(s). Generally, you must return your Contract within 10 days of receipt, but some states may permit a longer period for you to return your Contract. Refunds will not be subject to a Surrender Charge or Market Value Adjustment and will be paid within seven days following the date of cancellation.

THIRTY DAY PERIOD TO DISCONTINUE INITIAL RISK CONTROL ACCOUNTS

If you select the Risk Control Account Option, the Risk Control Account portion of your initial Purchase Payment will be allocated to the Holding Account before it is transferred to a Risk Control Account. When the Holding Account Value is transferred to the Risk Control Account, we will notify you of the applicable Index Rate Cap(s) for each Risk Control Account selected. The Index Rate Cap(s) may be different than the Index Rate Cap(s) at the time of your application. Therefore, you will have a 30-day period, beginning on the Risk Control Start Date, to elect to discontinue your Risk Control Account(s) and transfer the total Risk Control Account Value to the Variable Subaccounts by Authorized Request. If you have multiple Risk Control Accounts, and you elect to exercise your right to discontinue, all Risk Control Accounts must be discontinued under this provision. This provision applies only to your initial Purchase Payment (or payments received from the sources indicated on your application, if there is more than one source of payment). Your election to discontinue your Risk Control Accounts can only be exercised one time.

If you elect to exercise your right under this provision, the total Risk Control Account Value will be transferred to the Variable Subaccounts (according to the allocation instructions on file with us for Level V) on the Business Day that we receive your request in Good Order. For your request to be in Good Order, we will require you to provide Variable Subaccount allocations instructions (Level
V) if none are on file with us, and to allocate 100% of your Contract Value to the Variable Subaccount Option (Level C) with 0% for Risk Control Account Allocation Levels I and R. These allocation instructions (C, I and R) cannot be changed for at least 30 days, beginning on the date of transfer. This means that once discontinued, a new Risk Control Account cannot be established for at least 30 days. You can, however, change your Variable Subaccount allocation instructions (Level V) effective as of any Business Day.

--------------------------------------------------------------------------------
ALLOCATING YOUR PURCHASE PAYMENT
--------------------------------------------------------------------------------

PURCHASE PAYMENT

If the application for a Contract is in Good Order, which includes our receipt of the initial Purchase Payment, we will issue the Contract on the Contract Issue Date. If the application is not in Good Order, we may retain the initial Purchase Payment for up to five Business Days while we attempt to complete the application. If the application is not complete at the end of the five Business Day period, we will inform you of the reason for the delay and the initial Purchase Payment will be returned immediately, unless you specifically consent to us retaining the Purchase Payment until the application is complete. Once the application is complete, we will allocate the initial Purchase Payment according to your allocation instructions.

The minimum initial Purchase Payment for a Non-Qualified or Qualified Contract is $5,000. Additional Purchase Payments can be made, but are not required. Each Additional Purchase Payment may not be less than $50 and must be received at our Administrative Office prior to the oldest Owner's 85(th) birthday, or the oldest Annuitant's 85(th) birthday if the Owner is a non-natural person. Additional Purchase Payments are not allowed on Traditional IRA Contracts after the Owner has reached age 70 1/2. Purchase Payments that, in total, exceed $1 million require our prior approval. Multiple Contracts owned by the same individual where the sum of the Purchase Payments exceeds $1 million also require our prior approval.

We reserve the right, in our sole discretion, to refuse Additional Purchase Payments and to limit the amount and frequency of Additional Purchase Payments under the Contract or amounts that may be allocated to the Risk Control Accounts at any time.

PURCHASE PAYMENT ALLOCATION

There are four Allocation Levels available under the Contract, among which you may allocate your Purchase Payments and Contract Value: Level C (Contract Allocation Level), Level V (Variable Subaccount Allocation Level), Level I (Index Allocation Level), and Level R (Risk Control Allocation Level). You must specify the percentage of your Purchase Payment to be allocated to each Allocation Level on the Contract Issue Date. The amount you direct to a particular Allocation Level must be in whole percentages from 0% to 100% of the Purchase Payment and your total allocation must equal 100% at each Allocation Level.

If the application for the Contract is in Good Order, we will allocate the portion of the initial Purchase Payment you designate for the Variable Subaccounts to the Subaccount(s) you have identified in your allocation instructions within two Business Days. If the application is not in Good Order and you are required to provide us with additional information that completes the application and we receive that information prior to the close of a Business Day, we will allocate the portion of the initial Purchase Payment you designate for the Variable Subaccounts that Business Day according to your allocation instructions. If we receive the information after the close of the Business Day, we will allocate the portion of the initial Purchase Payment you designate for the Variable Subaccounts the next Business Day. We will allocate the portion of any additional Purchase Payment you designate for the Variable Subaccounts according to your allocation instructions on the Business Day we receive the Purchase Payment. We process Purchase Payments allocated to the Variable Subaccounts on a Business Day at the Accumulation Unit Values next determined for the Variable Subaccounts.

The Risk Control Account portion of your initial Purchase Payment will be allocated to the Holding Account on your Contract Issue Date before it is transferred to the Risk Control Account. If there is one source of payment indicated on your application, the Holding Account Value will be transferred to the Risk Control Account(s) (according to the allocation instructions on file with us for Levels I and R) as of your initial Risk Control Account Start Date. Your initial Risk Control Account Start Date is the next available Risk Control Account Start Date following the Contract Issue Date (note: Risk Control Account Start Dates offered by the Company are the 10(th) and 25(th) of each month). If there is more than one source of payment indicated on your application, the Holding Account Value will be transferred to the Risk Control Accounts (according to the allocation instructions on file with us for Levels I and R) as of the next available Risk Control Account Start Date following our receipt of all sources of payment. If all sources of payment are not received within the Multiple Source Waiting Period, the Holding Account Value will be transferred to the Risk Control Accounts (according to the allocation instructions on file with us for Levels I and R) as of the next available Risk Control Account Start Date following the last day of the Multiple Source Waiting Period. Any additional payments we receive after the last day of the Multiple Source Waiting Period is will be treated as an additional Purchase Payment rather than an additional source of payment to establish a Risk Control Account. We will allocate any such additional Purchase Payments to the Variable Subaccounts (according to the allocation instructions on file with us for Level V) on the Business Day we receive the Purchase Payments.

If there is no Risk Control Account in force, an additional Purchase Payment may be made in order to establish a Risk Control Account. However, if you exercised your right to discontinue your Risk Control Accounts, as described under "Getting Started - The Accumulation Period - Thirty Day Period to Discontinue Initial Risk Control Accounts," a new Risk Control Account cannot be established for a period of 30 days. To establish a Risk Control Account, there must be at least five years until the Payout Date, and you must change your allocation instructions for Levels C, I and R to include Allocation Level percentages for the Risk Control Account Option and Risk Control Accounts. If these requirements have been met, we will allocate the portion of your Purchase Payment designated for the Risk Control Accounts to the Holding Account, and we will transfer your Holding Account Value to the Risk Control Accounts (according to your allocation instructions on file with us for Levels I and R) as of the next available Risk Control Account Start Date following our receipt of the Purchase Payment. If there are less than five years from the date we receive a Purchase Payment until the Payout Date, the Purchase Payment will be allocated to the Variable Subaccounts (according to the allocation instructions on file with us for Level
V) on the Business Day we receive the Purchase Payment. If your allocation instructions do not provide for the allocation of Purchase Payments to the Risk Control Accounts, any Purchase Payment that we receive will be applied to the Variable Subaccounts (according to the allocation instructions on file with us for Level V) on the Business Day we receive the Purchase Payment.

Once a Risk Control Account is in force, you may allocate additional Purchase Payments to the Risk Control Account during a specific period of time prior to the Risk Control Account Maturity Date. Any Purchase Payments we receive at least one Business Day, but no more than 30 days prior to a Risk Control Account Maturity Date, will be allocated according to your allocation instructions on file with us for all four Allocation Levels. The portion of the Purchase Payment to be allocated to a Risk Control Account will first be allocated to the Holding Account. The Holding Account Value will be transferred to the Risk Control Accounts (according to the allocation instructions on file with us for Levels I and R) as of the Risk Control Account Maturity Date. Any Purchase Payments we receive on a Risk Control Account Maturity Date, or more than 30 days prior to that date, will be allocated to the Variable Subaccounts (according to the allocation instructions on file with us for Level V) on the Business Day we receive the Purchase Payment.

Purchase Payments allocated to the Variable Subaccounts become part of the total Variable Subaccount Value, which fluctuates according to the investment performance of the selected Variable Subaccounts. Purchase Payments allocated to the Risk Control Accounts become part of the Risk Control Account Value and will reflect, in part, the investment performance of the reference Index(es), subject to the applicable Interest Rate Caps and Interest Rate Floors.

Transactions that are scheduled to occur on a day that the unit value for a Variable Subaccount or Risk Control Account is not available will be processed on the next Business Day at the Accumulation Unit Value for the Subaccount or Accumulation Credit Value for the Risk Control Account next determined.

Express Portfolios
We make available certain model asset allocation portfolios or "Express Portfolios" to assist you in selecting investment options under the Contract. At the time you purchase the Contract, you may elect to allocate all of your Purchase Payments according to one of the Express Portfolios. Each Express Portfolio allocates your Purchase Payments among the Variable Subaccounts and Risk Control Accounts based on a specified allocation percentage for each investment option available under the Portfolio. Each Express Portfolio employs different investment styles and allocates Purchase Payments among investment options to match a specified level of risk tolerance (e.g., conservative, moderate and aggressive). You and your investment adviser can use an Express Portfolio as a tool to help select a menu of investment options under the Contract that matches your level of risk tolerance. There is no separate charge for selecting an Express Portfolio. There is no automatic rebalancing of your Contract Value among the investment options under an Express Portfolio.

The Express Portfolios are only available on or before the Contract Issue Date. You may select only one Express Portfolio and you must allocate 100% of your initial Purchase Payment to that Express Portfolio. Each Express Portfolio contains several different investment options that in combination may create different degrees of exposure to market risks and corresponding opportunities for more potential growth while other combinations of investment options may offer different degrees of protection from market risks but lower growth potential. If you elect to invest according to one of the Express Portfolios, we will invest your initial Purchase Payment according to the specified allocation percentages of Express Portfolio.

If you make additional Purchase Payments, the Purchase Payments will be invested according to the allocation percentages of your Express Portfolio. If you submit new allocation instructions after the Contract Issue Date, these instructions will replace your existing instructions and will terminate your participation in the Express Portfolio. Changes to instructions for the Variable Subaccounts will take effect on the date we receive the request. Changes to instructions for the Risk Control Accounts will take effect following our receipt of the request in Good Order either on the next Risk Control Account Anniversary or Risk Control Maturity Date, depending on the change requested. In either case, you will not be able to select a new Express Portfolio. However, you can always submit new allocation instructions that replicate the allocation percentages under an existing Express Portfolio.

If you are interested in the Express Portfolios, you should select the Express Portfolio that is appropriate for you in light of your investment time horizon, investment goals and expectations, market risk tolerance and other relevant factors. In providing these Express Portfolios, we are not providing investment advice. You are responsible for determining which Express Portfolio is best for you. The Express Portfolios are an allocation tool, and investing by means of an Express Portfolio does not ensure a profit or protect against a loss. The compositions of the Express Portfolios may vary over time. The composition of the express portfolio you select will not change unless a Variable Subaccount or Risk Control Account option is discontinued or you terminate your express portfolio by amending your allocation instructions. If one a Variable Subaccount or Risk Control Account of the risk tolerance categories is terminated or discontinued, the value in the Variable Subaccount or Risk Control Account will be moved to the Money Market Subaccount. We reserve the right to discontinue offering new or current Express Portfolios.

There currently are ___ Express Portfolios to choose from:

[insert model portfolio descriptions - to be updated in amendment filing]

--------------------------------------------------------------------------------
AUTOMATIC REBALANCE PROGRAM
--------------------------------------------------------------------------------

During the Accumulation Period, we will automatically rebalance your Contract Value among the Risk Control Accounts and/or Variable Subaccounts based on your most recent allocation instructions that we have on file. This means, for example, that if your allocation instructions require that 50% of your Contract Value be allocated to a Variable Subaccount and 50% of your Contract Value be allocated to a Risk Control Account, we will transfer your Contract Values between those Accounts so that 50% of your Contract Value is allocated to both the Variable Subaccount and Risk Control Account following the transfer. Transfers that occur as a result of rebalancing will not count towards the 12 transfers we allow each Contract Year without assessing a transfer fee.

Rebalancing at Level C (between Variable Subaccounts and Risk Control Accounts) will occur as of each Risk Control Account Maturity Date (which is five years after the Risk Control Account Start Date) according to the allocation instructions on file with us, unless there is no Risk Control Account Value, you elect to discontinue rebalancing by Authorized Request, or you have requested to transfer value which results in rebalancing being discontinued at Levels C and V (among Variable Subaccounts) as of each Risk Control Account Maturity Date.

Rebalancing at Level V will occur as of each Contract Anniversary according to the allocation instructions on file with us, unless there is no Variable Subaccount Value. Rebalancing at Level V will also occur as of each Risk Control Account Maturity Date according to the allocation instructions on file with us, unless there is no Variable Subaccount Value or you have requested to transfer value which results in rebalancing being discontinued at Levels C and V as of each Risk Control Account Maturity Date. If rebalancing is discontinued, you may elect to reinstate rebalancing at Level C by Authorized Request, which will also reinstate rebalancing at Level V. Your Authorized Request to reinstate rebalancing must be received at least one Business Day prior to the Risk Control Account Maturity Date to take effect as of that date. If we are not notified at least one Business Day prior to the Risk Control Account Maturity Date, rebalancing at Level C will not occur until the next Risk Control Account Maturity Date.

You may change your allocation instructions for Level V prior to rebalancing on a Contract Anniversary by Authorized Request. You may also change your allocation instructions prior to a Risk Control Account Maturity Date.

Rebalancing at Levels I (between Risk Controls Accounts with different reference Indices) and R (between Risk Controls Accounts with the same reference Index) will occur as of each Risk Control Account Maturity Date (which is five years after the Risk Control Account Start Date) and the Risk Control Account Anniversary, respectively, according to the allocation instructions on file with us. Rebalancing at Level I will not occur if your Risk Control Account Value is not split between Indices or there is no Risk Control Account Value, and rebalancing at Level R will not occur if there is no Risk Control Account Value.

You may change your allocation instructions by Authorized Request. A change to your Variable Subaccount allocation instructions (Level V) will take effect as of the Business Day that we receive the request in Good Order, unless otherwise specified by you. If there is no Risk Control Account in force, a change to your allocation instructions for the applicable Allocation Levels will be required to establish a Risk Control Account. However, if there is no Risk Control Account in force because you exercised your right to discontinue your Risk Control Accounts, as described under "Getting Started - The Accumulation Period - Thirty Day Period to Discontinue Initial Risk Control Accounts," you will not be allowed to change your allocation instructions to establish a Risk Control Account for at least 30 days. If there is a Risk Control Account in force, a change to your allocation instructions for the applicable Allocation Levels may be requested on or prior to a Risk Control Account Anniversary or Risk Control Account Maturity Date.

You may change your allocation instructions for Level R prior to rebalancing on a Risk Control Account Anniversary by Authorized Request. Your request to change your allocation instructions must be received at our Administrative Office at least one Business Day prior to a Risk Control Account Anniversary for the instructions to take effect prior to rebalancing. If we do not receive your request at least one Business

Day prior to a Risk Control Account Anniversary, your change in allocation instructions will not be effective until after that Risk Control Account Anniversary and after rebalancing has taken place.

Please note that at any time the Index Rate Cap for your Risk Control Account is less than the rate specified in the Bailout Provision (as shown on your Contract Data Page), we may, at our discretion, restrict transfers into that Risk Control Account and may not reallocate your Contract Value between Risk Control Accounts under the Automatic Rebalance Program. See "Access to Your Money - Bailout Provision" for more details.

--------------------------------------------------------------------------------
CONTRACT VALUE
--------------------------------------------------------------------------------

On the Contract Issue Date, your Contract Value equals the initial Purchase Payment. After the Contract Issue Date, during the Accumulation Period, your Contract Value will equal the total Risk Control Account Value, plus the total Variable Subaccount Value, plus the Holding Account Value.

--------------------------------------------------------------------------------
TRANSFERS
--------------------------------------------------------------------------------

Transfers between Risk Control Accounts and/or Variable Subaccounts will occur automatically under the Automatic Rebalance Program. In addition, by Authorized Request, you may also transfer value:

    o   Between Variable Subaccounts on any Business Day;

    o Between Risk Control Accounts with the same reference Index as of a Risk Control Account Anniversary;

    o Between Risk Control Accounts or between Risk Control Accounts and Variable Subaccounts as of a Risk Control Account Maturity Date; and

    o From a Variable Subaccount to a Risk Control Account if there is no Risk Control Account in force.

You may also make a transfer under the Bailout Provision, as described in "Access to Your Money - Bailout Provision."

Transfer requests must be in Good Order. Additionally, the Authorized Request for transfer must be received in our Administrative Office prior to the Payout Date. We reserve the right to impose a transfer fee, which, if imposed, will be deducted from the Variable Subaccount or Risk Control Account from which the transfer is made. If a transfer is made from more than one Variable Subaccount or Risk Control Account at the same time, the transfer fee will be deducted Pro Rata from the value in the Variable Subaccounts and/or Risk Control Accounts. We reserve the right to modify, suspend or terminate the transfer privilege for any Contract or series of Contracts at any time for any reason.

If there is no Risk Control Account in force, you may request to transfer value from a Variable Subaccount in order to establish a Risk Control Account by Authorized Request. However, if you exercised your right to discontinue your Risk Control Accounts, as described under "Getting Started - The Accumulation Period - Thirty Day Period to Discontinue Initial Risk Control Accounts," a new Risk Control Account cannot be established for a period of 30 days.

To establish one or more Risk Control Accounts, there must be at least five years form the Risk Control Account Start Date until the Payout Date. You must also provide allocation instructions for Levels I and R by Authorized Request at least one Business Day prior to a Risk Control Account Start Date to be effective as of that Risk Control Account Start Date. Allocation instructions received on a Risk Control Account Start Date will be effective as of the next available Risk Control Account Start Date. If these requirements are met, the transfer will occur on a Pro Rata basis from the Variable Subaccounts as of the next available Risk Control Account Start Date. The Variable Subaccount Value transferred to a Risk

Control Account will be allocated according to the allocation percentages on file with us for Levels I and R.

If there are less than five years until the Payout Date, transfers to a Risk Control Account will not be allowed. In addition, if your allocation instructions are not in Good Order, no transfer will occur until you provide allocation instructions that are in Good Order.

--------------------------------------------------------------------------------
VARIABLE SUBACCOUNT OPTION
--------------------------------------------------------------------------------

The Variable Separate Account is a segregated investment account to which we allocate certain assets and liabilities attributable to those variable annuity contracts that offer Variable Subaccounts. The Variable Separate Account is registered with the SEC as a unit investment trust under the 1940 Act and was formed on [o]. We own the assets of the Variable Separate Account and value the assets of the Variable Separate Account each Business Day.

The portion of the assets of the Variable Separate Account equal to the reserves and other liabilities of the Contracts supported by the Variable Separate Account will not be charged with liabilities arising from any other business that we may conduct. We have the right to transfer to our General Account any assets of the Variable Separate Account that are in excess of such reserves and other Contract liabilities. The income, gains and losses, realized or unrealized, from the assets allocated to the Variable Separate Account will be credited to or charged against the Variable Separate Account, without regard to our other income, gains or losses.

The Variable Separate Account is divided into Variable Subaccounts. Each Variable Subaccount invests its assets solely in the shares or units of designated Funds of underlying investment companies. Purchase Payments allocated and transfers to a Variable Subaccount are invested in the Fund supporting that Variable Subaccount.

Subject to obtaining approval or consent required by applicable law, we reserve the right to:

    o Combine the Variable Separate Account with any other variable separate accounts that are also registered as unit investment trusts under the 1940 Act;

    o Eliminate or combine any Variable Subaccounts and transfer the assets of any Variable Subaccount to any other Variable Subaccount;

    o Add new Variable Subaccounts and make such Variable Subaccounts available to any series of contracts as we deem appropriate;

    o Close certain Variable Subaccounts to the allocation of Purchase Payments or transfer of Contract Value;

    o Add new Funds or remove existing Funds; substitute a different Fund for any existing Fund, if shares or units of a Fund are no longer available for investment or if we determine that investment in a Fund is no longer appropriate;

    o Deregister the Variable Separate Account under the 1940 Act if such registration is no longer required;

    o Operate the Variable Separate Account as a management investment company under the 1940 Act (including managing the Variable Separate Account under the direction of a committee) or in any other form permitted by law;

    o Restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Separate Account; and

    o Make any other changes to the Variable Separate Account or its operations as may be required by the 1940 Act or other applicable law or regulations.

In the event of any substitution or other change, we may make changes to the Contract as may be necessary or appropriate to reflect such substitution or other change.

FUNDS

The investment objectives and policies of each Fund in which the Variable Subaccounts invest are summarized below. We select the Funds based on several criteria, including asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance, fees, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund, its investment adviser, its subadviser(s), or an affiliate will compensate us or our affiliates, as described below under "Servicing Fees and Other Fund-Related Payments" and "Distribution of the Contract." We review the Funds periodically and may remove or limit a Fund's availability to new purchase payments and/or transfers of Variable Subaccount Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Owners.

Owners, through their indirect investment in the Funds, bear the costs of: (i) investment advisory or management fees that the Funds pay their respective investment advisers, and in some cases, subadvisers (see the Funds' prospectuses for more information); (ii), administrative fees; (iii) 12b-1 service fees; and
(iv) other expenses. As discussed above, an investment adviser or subadviser to a Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be derived, in whole or in part, from the advisory (and in some cases, subadvisory) or other fees deducted from Fund assets.

From time to time, the Funds may reorganize or merge with other mutual funds. If that occurs, we will process any instructions to allocate to the Variable Subaccount investing in the merged Fund post-merger instead to the Variable Subaccount investing in the surviving Fund.

AMERICAN FUNDS INSURANCE SERIES(R)

American Funds IS(R) Asset Allocation 1 (Series I). The Fund seeks high total return (including income and capital gains) consistent with preservation of capital over the long term. The Fund varies its mix of equity securities, debt securities and money market instruments. Under normal market conditions, its investment adviser expects (but is not required) to maintain an investment mix falling within the following ranges: 40%-80% in equity securities, 20%-50% in debt securities and 0%-40% in money market instruments. Although the Fund focuses on investments in medium to larger capitalization companies, the Fund's investments are not limited to a particular capitalization size.

American Funds IS(R) Bond (Series I). The Fund seeks to provide as high a level of current income as is consistent with the preservation of capital. The Fund seeks to maximize the level of current income and preserve capital by investing primarily in bonds. Normally, it invests at least 80% of its assets in bonds and other debt securities. The Fund invests at least 65% of its assets in investment-grade debt securities. It may invest up to 35% of its assets in debt securities rated Ba1 or below. The Fund invests in debt securities of issuers domiciled outside the United States.

American Funds IS(R) Growth (Series I). The Fund seeks growth of capital. The Fund invests primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital. It may invest up to 25% of its assets in common stocks and other securities of issuers domiciled outside the United States. Although the Fund focuses on investments in medium to larger capitalization companies, the Fund's investments are not limited to a particular capitalization size.

American Funds IS(R) High Income (Series I). The Fund seeks to provide investors with a high level of current income; capital appreciation is the secondary consideration. The Fund invests primarily in higher yielding and generally lower quality debt securities, including corporate loan obligations. It is designed for investors seeking a high level of current income and who are able to tolerate greater credit risk and price fluctuations than those that exist in funds investing in higher quality debt securities.

American Funds IS(R) International (Series I). The Fund seeks to provide investors with long-term growth of capital. The Fund invests primarily in common stocks of companies domiciled outside the United States, including companies domiciled in developing countries, that the investment adviser believes have the potential for growth. Although it focuses on investments in medium to larger capitalization companies, the Fund's investments are not limited to a particular capitalization size.

Capital Research and Management Company serves as the investment adviser to the American Funds Insurance Series.

BLACKROCK VARIABLE SERIES FUNDS, INC.

BlackRock Global Allocation V.I. I. The Fund seeks high total investment return. The Fund invests in a portfolio of equity, debt and money market securities. Generally, its portfolio will include both equity and debt securities. In selecting equity investments, the Fund mainly seeks securities that the adviser believes are undervalued. The Fund may buy debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and debt securities of any kind. It may invest up to 35% of its total assets in "junk bonds," corporate loans and distressed securities. The Fund may also invest in real estate investment trusts and securities related to real assets.

BlackRock Advisors, LLC serves as the investment adviser to BlackRock Global Allocation V.I.I.

COLUMBIA THREADNEEDLE

Columbia VP Emerging Markets Bond 1. The Fund seeks to provide shareholders with high total return through current income and, secondarily, through capital appreciation. Under normal circumstances, at least 80% of the Fund's net assets will be invested in fixed income securities of issuers that are located in emerging markets countries, or that earn 50% or more of their total revenues from goods or services produced in emerging markets countries or from sales made in emerging markets countries. It may invest 25% or more of its total assets in the securities of foreign governmental and corporate entities located in the same country. The Fund is non-diversified.

Columbia Management Investment Advisers, LLC serves as the investment adviser to Columbia VP Emerging Markets Bond 1.

DFA INVESTMENT DIMENSIONS GROUP INC.

DFA VA International Small. The Fund seeks long-term capital appreciation. The Fund, using a market capitalization weighted approach, purchases securities of
(i) Japanese small companies; (ii) United Kingdom small companies; (iii) small companies organized under the laws of certain European countries; (iv) small companies associated with Australia, New Zealand and Pacific Rim Asian countries; and (v) Canadian small companies. It may have some exposure to small cap equity securities associated with other countries or regions.

DFA VA International Value. The Fund seeks long-term capital appreciation. The Fund, using a market capitalization weighted approach, purchases securities of large non-U.S. companies in countries with developed markets that the investment adviser determines to be value stocks. It may gain exposure to companies associated with approved markets by purchasing equity securities in the form of depositary receipts, which may be listed or traded outside the issuer's domicile country.

DFA VA US Large Value. The Fund seeks long-term capital appreciation. The Fund, using a market capitalization weighted approach, purchases a broad and diverse group of readily marketable securities of large U.S. companies that the investment adviser determines to be value stocks. As a non-fundamental policy, under normal circumstances, it will invest at least 80% of its net assets in securities of large cap U.S. companies. The Fund may use derivatives, such as futures contracts and options on futures contracts on U.S. equity securities and indices, to adjust equity market exposure based on actual or expected cash inflows to or outflows from the Portfolio.

DFA VA US Targeted Value. The Fund seeks long-term capital appreciation. The Fund, using a market capitalization weighted approach, purchases a broad and diverse group of readily marketable securities of U.S. small and mid-cap companies that the investment adviser determines to be value stocks. As a non-fundamental policy, under normal circumstances, it will invest at least 80% of its net assets in securities of U.S. companies. The Fund may use derivatives, such as futures contracts and options on futures contracts on U.S. equity securities and indices, to adjust equity market exposure based on actual or expected cash inflows to or outflows from the Fund.

Dimensional Fund Advisors LP serves as the investment adviser to the DFA Investment Dimensions Group Inc.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus VIF Quality Bond (Institutional). The Fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue its goal, the Fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in bonds. It may invest up to 10% of its net assets in bonds issued by foreign issuers that are denominated in foreign currencies, and up to 20% of its net assets in bonds issued by foreign issuers whether denominated in U.S. dollars or in a foreign currency.

The Dreyfus Corporation serves at the investment adviser to the Dreyfus Variable Investment Fund.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin High Income VIP (Class 1). The Fund seeks a high level of current income; capital appreciation is a secondary objective. Under normal market conditions, the Fund invests predominantly in high yield, lower-rated debt securities. Lower-rated securities generally pay higher yields than more highly rated securities to compensate investors for the higher risk. These securities include bonds, notes, debentures, convertible securities, and senior and subordinated debt securities. The Fund may also invest in preferred stock.

Templeton Global Bond VIP (Class 1). The Fund seeks high current income consistent with preservation of capital; capital appreciation is a secondary objective. Under normal market conditions, the Fund invests at least 80% of its net assets in "bonds." Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. The Fund invests predominantly in bonds issued by governments and government agencies located around the world. Under normal market conditions, the investment adviser expects to invest at least 40% of its net assets in foreign securities, and may invest without limit in emerging or developing markets. It is non-diversified.

Franklin Advisors, Inc. serves as the investment adviser to the Franklin High Income VIP Fund and the Templeton Global Bond VIP Fund.

GOLDMAN SACHS VARIABLE INSURANCE TRUST

Goldman Sachs VIT Core Fixed Income Trust (Institutional). The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Barclays U.S. Aggregate Bond Index. The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes in fixed income securities, including securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises, corporate debt securities, privately issued adjustable rate and fixed rate mortgage loans or other mortgage-related securities and asset-backed securities.

Goldman Sachs Asset Management, L.P. serves as the investment adviser to Goldman Sachs VIT Core Fixed Income Trust.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)

Invesco V.I. Small Cap Equity Fund (Series I). The Fund seeks long-term growth of capital. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization issuers. The principal type of equity security in which the Fund invests is common stock. The Fund's managers consider an issuer to be a small-capitalization issuer if it has a market capitalization, at the time of purchase, no larger than the largest capitalized issuer included in the Russell 2000(R) Index. The Fund may also invest up to 25% of its net assets in foreign securities.

Invesco Advisers, Inc. serves as the investment adviser to Invesco V.I. Small Cap Equity Fund.

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Emerging Markets Equity Fund (Investor). The Fund seeks long-term capital appreciation. The Fund invests primarily in equity securities, principally common stocks, of non-U.S. companies whose principal activities are located in emerging market countries and that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. Under normal circumstances, it invests at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries.

Lazard Asset Management LLC serves as the investment adviser to Lazard Retirement Emerging Markets Equity Fund.

MFS(R) VARIABLE INSURANCE TRUST

MFS(R) VIT Total Return Bond (Initial). The Fund seeks total return with an emphasis on current income, but also considering capital appreciation. The Fund normally invests at least 80% of the Fund's net assets in debt instruments. Debt instruments include corporate bonds, U.S. government securities, foreign government securities, asset-backed securities, municipal instruments, and other obligations to repay money borrowed. It primarily invests the Fund's assets in investment grade debt instruments, but may also invest in below investment grade quality debt instruments. The Fund may invest the Fund's assets in foreign securities.

MFS(R) VIT Utilities Series (Initial). The Fund seeks total return. The Fund normally invests at least 80% of the Fund's net assets in securities of issuers in the utilities industry. It primarily invests the Fund's assets in equity securities, but may also invest in debt instruments, including below investment grade quality debt instruments. The Fund may invest the Fund's assets in companies of any size. It may invest the Fund's assets in U.S. and foreign securities, including emerging market securities. The Fund may invest a large percentage of the Fund's assets in issuers in a single country, a small number of countries, or a particular geographic region.

Massachusetts Financial Services Company serves as the investment adviser to MFS(R) VIT Total Return Bond and MFS(R) VIT Utilities Series.

MORGAN STANLEY

Morgan Stanley UIF Global Infrastructure (Class 1). The Fund seeks both capital appreciation and current income. The Fund normally invests at least 80% of its assets in equity securities issued by companies located throughout the world that are engaged in the infrastructure business. It may invest up to 100% of its net assets in foreign securities, which may include emerging market securities. Under normal market conditions, the Fund invests at least 40% of its assets in the securities of issuers located outside of the United States. It is non-diversified.

Morgan Stanley UIF Growth (Class 1). The Fund seeks long-term capital appreciation. The Fund primarily invests in established and emerging companies with market capitalizations of generally $10 billion or more. Its equity investments may include common and preferred stocks, convertible securities and equity-linked securities, rights and warrants to purchase common stocks, depositary receipts, exchange-traded funds, limited partnership interests and other specialty securities having equity features. The Fund may invest in privately placed and restricted securities. It may invest up to 25% of the Fund's net assets in foreign securities.

Morgan Stanley Investment Management Inc. serves as the investment adviser to Morgan Stanley UIF Global Infrastructure and Morgan Stanley UIF Growth.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer International Growth Fund/VA (Non-Service Shares). The Fund seeks capital appreciation. The Fund will invest at least 65% of its total assets in equity securities of issuers that are domiciled or that have their primary operations in at least three different countries outside of the United States and may invest 100% of its total assets in foreign companies. It mainly invests in "growth companies," which are companies whose earnings and stock prices are expected to increase at a faster rate than the overall market. The Fund may invest up to 25% of its total assets in emerging markets. It can also use derivative instruments, such as options, futures, forwards and swaps.

OFI Global Asset Management, Inc. serves as the investment adviser, and OppenheimerFunds, Inc., is the sub-adviser, to Oppenheimer International Growth Fund/VA.

PIMCO VARIABLE INSURANCE TRUST

PIMCO Commodityrealreturn(R) Strategy Portfolio. The Fund seeks maximum real return, consistent with prudent investment management. The Fund normally invests in commodity-linked derivative instruments backed by a portfolio of inflation-indexed securities and other fixed income instruments. It invests in commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures and options on futures, that provide exposure to the investment returns of the commodities markets, without investing directly in physical commodities. It is non-diversified.

PIMCO VIT All Asset (Institutional Class).* The Fund seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Fund invests under normal circumstances substantially all of its assets in Institutional Class or, as applicable, Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open-end investment companies, except funds of funds, and shares of any actively-managed funds of the PIMCO ETF Trust, an affiliated investment company. While the Fund is non-diversified, it invests in diversified underlying holdings.

PIMCO VIT Real Return (Institutional Class). The Fund seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Fund normally invests at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. It invests primarily in investment grade securities, but may invest up to 10% of its total assets in high yield securities rated B or higher.

PIMCO serves as the investment adviser to the PIMCO Variable Insurance Trust.

*The Fund operates as a fund of funds.

T. ROWE PRICE EQUITY SERIES, INC.

T. Rowe Price Blue Chip Growth Portfolio. The Fund seeks to provide long-term capital growth; income is a secondary objective. The Fund normally invests at least 80% of its net assets (including any borrowings for investment purposes) in the common stocks of large-and medium-sized blue chip growth companies. It focuses on companies with leading market position, seasoned management, and strong financial fundamentals. The Fund may invest in foreign stocks in keeping with the Fund's objectives. It may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

T. Rowe Price Equity Income Portfolio. The Fund seeks a high level of dividend income and long-term capital growth primarily through investments in stocks. The Fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued. It generally seeks investments in large-capitalization companies and the Fund's yield, which reflects the level of dividends paid by the Fund, is expected to normally exceed the yield of the S&P 500 Stock Index.

T. Rowe Price Associates serves as the investment adviser to the T. Rowe Price Blue Chip Growth Portfolio and T. Rowe Price Equity Income Portfolio.

NORTHERN LIGHTS VARIABLE TRUST

TOPS(R) Aggressive Growth ETF (Class 1).* The Fund seeks capital appreciation. The Fund employs a fund-of-funds structure that invests, under normal market conditions, at least 80% of its assets in exchange-traded funds. The exchange-traded funds included in the Fund invest primarily in securities representing one of the following asset classes: common and preferred stocks; real estate investment trusts; and natural resource-related securities.

TOPS(R) Balanced ETF (Class 1).* The Fund seeks income and capital appreciation. The Fund employs a fund-of-funds structure that invests, under normal market conditions, at least 80% of its assets in exchange-traded funds. The exchange-traded funds included in the Fund invest primarily in securities representing one of the following asset classes: government fixed income securities; corporate fixed income securities; and common and preferred stocks.

TOPS(R) Conservative ETF (Class 1).* The Fund seeks to preserve capital and provide moderate income and moderate capital appreciation. The Fund employs a fund-of-funds structure that invests, under normal market conditions, at least 80% of its assets in exchange-traded funds. The exchange-traded funds included in the Fund invest primarily in securities representing one of the following asset classes: government fixed income securities; corporate fixed income securities; and common and preferred stocks.

TOPS(R) Growth ETF (Class 1).* The Fund seeks capital appreciation. The Fund employs a fund-of-funds structure that invests, under normal market conditions, at least 80% of its assets in exchange-traded funds. The exchange-traded funds included in the Fund invest primarily in securities representing one of the following asset classes: government fixed income securities; corporate fixed income securities; and common and preferred stocks.

TOPS(R) Moderate Growth ETF (Class 1).* The Fund seeks capital appreciation. The Fund employs a fund-of-funds structure that invests, under normal market conditions, at least 80% of its assets in exchange-traded funds. The exchange-traded funds included in the Fund invest primarily in securities representing one of the following asset classes: government fixed income securities; corporate fixed income securities; and common and preferred stocks.

ValMark Advisers, Inc. serves as the investment adviser to TOPS(R) Aggressive Growth ETF, TOPS(R) Balanced ETF, TOPS(R) Conservative ETF, TOPS(R) Growth ETF, and TOPS(R) Moderate Growth ETF.

*The Fund operates as a fund of funds.

VANGUARD VARIABLE INSURANCE FUND

Vanguard VIF Capital Growth. The Fund seeks to provide long-term capital appreciation. The Fund invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. It consists predominantly of large- and mid-capitalization stocks.

Vanguard VIF Diversified Value. The Fund seeks to provide long-term capital appreciation and income. The Fund invests mainly in large- and mid-capitalization companies whose stocks are considered by the investment adviser to be undervalued. Undervalued stocks are generally those that are out of favor with investors and that the investment adviser feels are trading at prices that are below average in relation to such measures as earnings and book value. These stocks often have above-average dividend yields.

Vanguard VIF Equity Index. The Fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Fund employs an indexing investment approach designed to track the performance of the S&P 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The investment adviser attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard VIF High Yield Bond. The Fund seeks to provide a high level of current income. The Fund invests primarily in a diversified group of high-yielding, higher-risk corporate bonds commonly known as "junk bonds" - with medium- and lower-range credit-quality ratings. It invests at least 80% of its assets in corporate bonds that are rated below Baa. The Fund may not invest more than 20% of its assets in any of the following, taken as a whole: bonds with credit ratings lower than B or the equivalent, convertible securities, preferred stocks, and fixed and floating rate loans of medium- to lower-range credit quality.

Vanguard VIF International. The Fund seeks to provide long-term capital appreciation. The Fund invests predominantly in the stocks of companies located outside the United States and is expected to diversify its assets in countries across developed and emerging markets. In selecting stocks, its investment advisers evaluate foreign markets around the world and choose large-, mid-, and small-capitalization companies considered to have above-average growth potential. The Fund uses multiple investment advisers.

Vanguard VIF Mid-Cap Index. The Fund seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The Fund employs an indexing investment approach designed to track the performance of the CRSP US Mid Cap Index, a broadly diversified index of stocks of mid-size U.S. companies. The investment adviser attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard VIF Money Market. The Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The Fund invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, Eurodollar and Yankee obligations, and other money market securities. It invests more than 25% of its assets in securities issued by companies in the financial services industry. The Fund maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.

Vanguard VIF REIT Index. The Fund seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity real estate investment trusts. The Fund employs an indexing investment approach designed to track the performance of the MSCI US REIT Index. The index is composed of stocks of publicly traded equity real estate investment trusts. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard VIF Small Company Growth. The Fund seeks to provide long-term capital appreciation. Under normal circumstances the Fund invests at least 80% of its assets primarily in common stocks of small companies. These companies tend to be unseasoned but are considered by the Fund's investment advisers to have superior growth potential. Also, these companies often provide little or no dividend income. It uses multiple investment advisers.

Vanguard VIF Total Bond Market Index. The Fund seeks to track the performance of a broad, market- weighted bond index. The Fund employs an indexing investment approach designed to track the performance of the Barclays U.S. Aggregate Float Adjusted Index. This index represents a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States-including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities-all with maturities of more than 1 year. At least 80% of its assets will be invested in bonds held in the index.

Vanguard VIF Total Stock Market Index. The Fund seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. The Fund employs an indexing investment approach designed to track the performance of the S&P Total Market Index by investing all, or substantially all, of its assets in two Vanguard Funds- Vanguard Variable Insurance Fund Equity Index Portfolio and Vanguard Extended Market Index Fund. The S&P Total Market Index consists of substantially all of the U.S. common stocks regularly traded on the New York Stock Exchange and the Nasdaq over-the-counter market.

The Vanguard Group, Inc. serves as the investment adviser to Vanguard VIF Capital Growth, Vanguard VIF Diversified Value, Vanguard VIF Equity Index, Vanguard VIF High Yield Bond, Vanguard VIF International, Vanguard VIF Mid-Cap Index, Vanguard VIF Money Market, Vanguard VIF REIT Index, Vanguard VIF Small Co Growth, Vanguard VIF Total Bond Market Index and Vanguard VIF Total Stock Market Index.

These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the Contract may be very similar to the investment objectives and policies of other portfolios that are managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Contract may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the Contract will be comparable to the investment results of any other mutual fund portfolio, even in the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

There is no guarantee that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current statement of additional information for each of the Funds. You may obtain a prospectus or a statement of additional information for any of the Funds by contacting the Company or by asking your financial professional. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Variable Subaccounts.

AVAILABILITY OF THE FUNDS

The Variable Separate Account purchases shares of a Fund in accordance with a participation agreement. If a participation agreement terminates, the Variable Separate Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Separate Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate Purchase Payments or transfer Contract Value to the Variable Subaccount investing in the Fund.

We have entered into agreements with the investment adviser or distributor of certain Funds pursuant to which the investment adviser or distributor pays us a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Separate Account in the Fund. These percentages vary and currently range from [0.10% to 0.25%] of each Fund's average daily net assets. The amount paid is based on assets of the particular Fund attributable to the Contract issued by us. The amounts we receive under the servicing agreements may be significant.

The service fees are for administrative services provided to the Funds by us and our affiliates. These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Funds. Owners, through their indirect investment in the Funds, bear the costs of the investment management fees.

In addition, certain Funds have adopted 12b-1 plans. Such plans allow the Fund to pay Rule 12b-1 fees to those who sell or distribute Fund shares and/or provide services to shareholders and Owners. Each of those Funds describes its Rule 12b-1 plan in its prospectus. Under certain Rule 12b-1 plans, we may receive 12b-1 fees for providing services to the Funds. Rule 12b-1 fees are deducted from Fund assets and, therefore, are indirectly borne by Owners.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

We may, subject to applicable law, make additions to, deletions from, or substitutions for the shares of a Fund that are held in the Variable Separate Account or that the Variable Separate Account may purchase. If the shares of a Fund are no longer available for investment or if, in our judgment, further investment in any Fund should become inappropriate, we may redeem the shares, if any, of that Fund and substitute shares of another Fund. Such other Funds may have different fees and expenses. We will not substitute any shares attributable to a Contract's interest in a Variable Subaccount without prior notice and approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also may establish additional Variable Subaccounts of the Variable Separate Account, each of which would invest in shares of a new corresponding Fund having a specified investment objective. We may, in our sole discretion, establish new Variable Subaccounts or eliminate or combine one or more Variable Subaccounts if marketing needs, tax considerations, or investment conditions warrant. Any new Variable Subaccounts may be made available to existing Owners on a basis to be determined by us. Also, certain Variable Subaccounts may be closed to certain customers. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Variable Subaccounts may be transferred to any other Variable Subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant.

In the event of any such substitution or change, we (by appropriate endorsement, if necessary) may change the Contract to reflect the substitution or change.

FREQUENT TRANSFERS PROCEDURES

Frequent, large, or short-term transfers among Variable Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners allocating Purchase Payments or Contract Value to the Variable Subaccounts and other Fund shareholders, not just the Owner making the transfers.

In order to try to protect Owners and the Funds from potentially harmful trading activity, we have adopted certain Frequent Transfers Procedures.

We employ various means in an attempt to detect, deter, and prevent inappropriate frequent, large, or short-term transfer activity among the Variable Subaccounts that may adversely affect other Owners or Fund shareholders. We may vary the Frequent Transfers Procedures with respect to the monitoring of potential harmful trading activity from Variable Subaccount to Variable Subaccount, and may be more restrictive with regard to certain Variable Subaccounts than others. However, we will apply the Frequent Transfers Procedures, including any variance in the Frequent Transfers Procedures by Variable Subaccount, uniformly to all Owners. We also coordinate with the Funds to identify potentially inappropriate frequent trading, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Frequent Transfers Procedures. Please note that despite our best efforts, we may not be able to detect nor stop all harmful transfers.

If we determine under the Frequent Transfers Procedures that an Owner has engaged in inappropriate frequent transfers, we notify such Owner that from that date forward, for three months from the date we mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by Authorized Request with an original signature conveyed through the U.S. mail or overnight delivery service.

In our sole discretion, we may revise the Frequent Transfers Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or
(iii) impose additional or alternate restrictions on Owners who make inappropriate frequent transfers (such as dollars or percentage limits on transfers). We also may, to the extent permitted by applicable law, implement and administer redemption fees imposed by one or more of the Funds in the future. If required by applicable law, we may deduct redemption fees imposed by the Funds. Further, to the extent permitted by law, we also may defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Funds. You should be aware that we are contractually obligated to prohibit purchases and transfers or redemptions of Fund shares at the Fund's request.

We currently do not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period; however, we do impose a transfer fee as discussed under "Fees and Expenses." Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our policies in deterring inappropriate frequent transfers or other disruptive transfers and in preventing or limiting harm from such transfers.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Accordingly, despite our best efforts, we cannot guarantee that the Frequent Transfers Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. We apply the Frequent Transfers Procedures consistently to all Owners without waiver or exception.

FUND FREQUENT TRADING POLICIES

The Funds have adopted their own policies and procedures with respect to inappropriate frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and the policies and procedures we have adopted to discourage inappropriate frequent transfers. Accordingly, Owners and other persons who have material rights under the Contracts should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Frequent Transfers Procedures. You should read the prospectuses of the Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Owners also should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Fund's ability to apply its respective frequent trading policies and procedures. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in inappropriate frequent transfers, the Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

You should be aware that we are required to provide to a Fund or its designee, promptly upon request, certain information about the transfer activity of individual Owners and, if requested by the Fund, to restrict or prohibit further purchases or transfers by specific Owners identified by the Fund as violating the frequent trading policies established for that Fund.

VOTING RIGHTS

In accordance with our view of current applicable law, we will vote Fund shares held in the Variable Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Variable Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or we otherwise determine that we are allowed to vote the shares in our own right, we may elect to do so.

The number of votes that an Owner has the right to instruct will be calculated separately for each Variable Subaccount, and may include fractional votes. Prior to the Payout Date, an Owner holds a voting interest in each Variable Subaccount to which the Variable Subaccount Value is allocated. After the Payout Date, the Owner has a voting interest in each Variable Subaccount from which income payments are made.

Prior to the Payout Date, the number of votes attributable to a Variable Subaccount will be determined by dividing the Variable Subaccount Value by the net asset value per share of the Fund(s) in which that Variable Subaccount invests.

The number of votes available to an Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Owner having a voting interest in a Variable Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Fund in which that Variable Subaccount invests.

Fund shares for which no timely instructions are received and shares held by us in a Variable Subaccount for which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Variable Subaccount. This means that a small number of Owners may determine the outcome of the vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes eligible to be cast on a matter.

VARIABLE SUBACCOUNT VALUE

Your total Variable Subaccount Value for any Valuation Period is the sum of all Variable Subaccount Values. The Variable Subaccount Value for each Variable Subaccount is equal to:

    o The number of the Variable Subaccount's Accumulation Units credited to you; multiplied by

    o The Accumulation Unit Value for that Variable Subaccount at the end of the Valuation Period for which the determination is being made.

ACCUMULATION UNIT VALUES. The Accumulation Unit Value for each Variable Subaccount was arbitrarily set initially at $10. Thereafter, the Accumulation Unit Value at the end of every Valuation Period is determined by subtracting (b) from (a) and dividing the result by (c) (i.e., (a - b) / c ), where:

        (a) = The net assets of the Variable Subaccount as of the end of the Valuation Period plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period;

        (b) = The daily Contract Fee multiplied by the number of days in the Valuation Period; and

        (c) = The number of Accumulation Units outstanding at the end of such Valuation Period.

ACCUMULATION UNITS. For each Variable Subaccount, Purchase Payments or transferred amounts are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to each Variable Subaccount by the Accumulation Unit Value for that Variable Subaccount at the end of the Valuation Period in which the Purchase Payment or amount is received. The number of your Accumulation Units in a Variable Subaccount is increased by additional Purchase Payments and transfers. The number of Accumulation Units does not change as a result of investment experience or deduction of the Contract Fee.

We will redeem Accumulation Units from a Variable Subaccount upon: (i) a partial withdrawal or full surrender (including deduction of any Surrender Charge, if applicable); (ii) a transfer from the Variable Subaccount; (iii) payment of the Death Benefit; (iv) the Payout Date; (v) the deduction of the transfer fee; and
(vi) the deduction of any fees imposed by a Fund as a redemption fee or liquidity fee in connection with the redemption of its shares or otherwise imposed by applicable law.

--------------------------------------------------------------------------------
RISK CONTROL ACCOUNT OPTION
--------------------------------------------------------------------------------

The Risk Control Separate Account is a non-registered Separate Account in which we hold reserves for our guarantees attributable to annuity contracts that offer Risk Control Accounts. The assets in the Risk Control Separate Account are not chargeable with liabilities arising out of any other business that we conduct. Our General Account assets are also available to meet the guarantees under the Contract, including the Risk Control Accounts, as well as our other general obligations. The guarantees in this Contract are subject to the Company's financial strength and claims-paying ability.

You may allocate your Purchase Payments and Variable Subaccount Value to the Risk Control Accounts we currently make available. Currently, we offer two types of Risk Control Accounts: a Secure Account and a Growth Account. We hold reserves for the Index Rate Floor and Cap guarantees for amounts allocated to the Risk Control Accounts in the Risk Control Separate Account. Purchase Payments and Variable Subaccount Value you allocate to the Risk Control Accounts become part of your Risk Control Account Value. Your Risk Control Account Value reflects, in part, the performance of the reference Index, subject to the applicable Interest Rate Cap and Interest Rate Floor.

RISK CONTROL ACCOUNT VALUE

Your Contract Value allocated to the Risk Control Accounts for any Valuation Period is equal to the sum of your Risk Control Account Value in each Risk Control Account. The Risk Control Account Value for each Risk Control Account is equal to:

    o The number of that Risk Control Account's Accumulation Credits credited to you; multiplied by

    o The Accumulation Credit Factor for that Risk Control Account at the end of the Valuation Period for which the determination is being made.

ACCUMULATION CREDIT FACTORS. The Accumulation Credit Factor for each Risk Control Account is arbitrarily set initially at $10 as of each Risk Control Account Start Date. Thereafter, the Accumulation Credit Factor for the Risk Control Account at the end of each Valuation Period is determined by multiplying
(a) by (b) and subtracting (c) (i.e., a x b - c), where:

        (a) = The Accumulation Credit Factor for the Risk Control Account at the start of the Risk Control Account Year;

        (b) = The Index Rate of Return (defined below); and

        (c) = The daily Contract Fee multiplied by the number of days that have passed since the last Risk Control Account Anniversary.

The "Index Rate of Return" for each Risk Control Account on any Business Day is equal to (A / B), where:

         A = Adjusted Index Value (defined below) as of the current Business
             Day; and

         B = The Initial Index Value as of the start of the current Risk Control
             Account Year. If a Risk Control Account Start Date or Risk Control Account Anniversary does not fall on a Business Day, the Initial Index Value for the next Business Day will be used.

The "Adjusted Index Value" is the Unadjusted Index Value adjusted for the Index Rate Cap or Index Rate Floor for the current Risk Control Account Year. The Adjusted Index Value is calculated each time the Index Rate of Return is calculated. This can be as frequently as daily and occurs on each Contract Anniversary or on any date when a partial withdrawal, surrender, Death Benefit or annuitization is processed. The Unadjusted Index Value is the closing value of an Index as of a Business Day. If the closing value of the Index is not published on that date, we will use the closing value of the Index from the next day on which the closing value of the Index is published. The Adjusted Index Value for each Risk Control Account is calculated as follows:

    o If the Unadjusted Index Value is greater than the Initial Index Value multiplied by (1 + Index Rate Cap), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Rate Cap).

    o If the Unadjusted Index Value is less than the Initial Index Value multiplied by (1 + Index Rate Floor), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Rate Floor).

    o If the Unadjusted Index Value is less than the Initial Index Value multiplied by (1 + Index Rate Cap) but more than the Initial Index Value multiplied by (1 + Index Rate Floor), then the Adjusted Index Value will equal the Unadjusted Index Value.

For example, assume the following:

    o   Initial Index Value = 1,000

    o   Index Rate Cap = 15%

    o   Index Rate Floor = -10%

At the time the Index Rate of Return is calculated, the Adjusted Index Value will be:

    o Scenario 1: Unadjusted Index Value is greater than Initial Index Value multiplied by (1 + Index Rate Cap)
           o   Unadjusted Index Value = 1,200

           o 1,200 is greater than 1,150 (1,000 x (1 + 0.15)) so the Adjusted Index Value is equal to 1,150.

    o Scenario 2: Unadjusted Index Value is less than Initial Index Value multiplied by (1 + Index Rate Floor)
           o   Unadjusted Index Value = 850

           o 850 is less than 900 (1,000 x (1 - 0.10)) so the Adjusted Index Value is equal to 900.

    o Scenario 3: Unadjusted Index Value is less than Initial Index Value multiplied by (1 + Index Rate Cap) but more than Initial Index Value multiplied by (1 + Index Rate Floor)
           o   Unadjusted Index Value = 1,100

           o 1,100 is less than 1,150 (1,000 x (1 + 0.15)) and greater than 900 (1,000 x (1 - 0.10)) so the Adjusted Index Value is equal to 1,100.

The Adjusted Index Value will never exceed the Initial Index Value multiplied by (1 + Index Rate Cap) and will never be lower than the Initial Index Value multiplied by (1 + Index Rate Floor).

ACCUMULATION CREDITS. In order to establish a Risk Control Account, Purchase Payments and/or Variable Subaccount Value transferred to the Risk Control Accounts are converted into Accumulation Credits. The number of Accumulation Credits credited to each Risk Control Account is determined by dividing the dollar amount directed to each Risk Control Account by the initial Accumulation Credit Factor of $10.

We will redeem Accumulation Credits from a Risk Control Account upon: (i) partial withdrawal or full surrender (including any applicable Surrender Charge and negative Market Value Adjustment); (ii) a transfer from the Risk Control Account; (iii) payment of the Death Benefit; (iv) the Payout Date; and (v) the deduction of the transfer fee. We redeem Accumulation Credits as of the end of the Valuation Period (or effective date of the transfer) in which we receive your request for surrender, partial withdrawal or transfer or your Beneficiary's request for payment of the Death Benefit in Good Order unless you or your Beneficiary specify a later date. We redeem Accumulation Credits to cover the transfer fee at the time the transfer occurs.

SETTING THE INDEX RATE CAP AND THE INDEX RATE FLOOR FOR THE SECURE ACCOUNT AND THE GROWTH ACCOUNT. We consider various factors in determining the Index Rate Caps and Index Rate Floors, including investment returns available at the time that we issue the Contract, the costs of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Index Rate Cap and the Index Rate Floor at our sole discretion. We set the Index Rate Cap on each Risk Control Account Anniversary for the subsequent Risk Control Account Year, and guarantee the Index Rate Cap for the duration of the Risk Control Account Year. We guarantee the Index Rate Floor for the life of your Contract.

EXAMPLES. The following three examples illustrate how investment performance of the reference Index of the Secure and Growth Account is reflected in the Accumulation Credit Factor based on different levels of Index performance. The change in the value of the Accumulation Credit Factor reflects the application of the Index Rate of Return and a reduction for the Contract Fee. No withdrawals are assumed to occur under these examples and all values are determined on Risk Control Account Anniversaries. The examples assume the purchase of a Series B Contract and the Index Rate Caps remain unchanged since Contract issue.

EXAMPLES: The following three examples illustrate how the investment performance of the Secure and Growth Accounts is applied. The change in value of the Accumulation Credit Factor includes the application of the investment performance of the index tied to each Risk Control Account, which is then reduced by the Contract Fee. No withdrawals are assumed to occur under these examples and all values are determined on risk control account anniversaries.

Example 1: This example illustrates the calculation of the Accumulation Credit Factor when the Index Rate of Return is greater than the Index Rate Cap and Index Rate Floor.

Assume the following information:

--------------------------------------------------------------------------------
                                 CONTRACT ISSUE
--------------------------------------------------------------------------------
Risk Control Account Start Date:                                      10/10/2015
Initial Index Value:                                                    1,000.00
Contract Fee:                                                              1.65%

Risk Control Accounts:
----------------------
  S&P 500 Secure Account Value:                                       $75,000.00
    Accumulation Credit Factor:                                       $10.000000
    Accumulation Credits:                                               7,500.00

    Index Rate Floor:                                                      0.00%
    Index Rate Cap:                                                        8.00%

  S&P 500 Growth Account Value:                                       $25,000.00
    Accumulation Credit Factor:                                       $10.000000
    Accumulation Credits:                                               2,500.00

    Index Rate Floor:                                                    -10.00%
    Index Rate Cap:                                                       18.00%

--------------------------------------------------------------------------------
                        RISK CONTROL ACCOUNT ANNIVERSARY
--------------------------------------------------------------------------------
Risk Control Account Anniversary:                                     10/10/2016
Unadjusted Index Value:                                                 1,200.00

Risk Control Accounts:
----------------------
  S&P 500 Secure Account Value:                                       $79,762.50
    Accumulation Credit Factor:                                       $10.635000
    Accumulation Credits:                                               7,500.00
    Adjusted Index Value:                                               1,080.00
    Index Rate of Return:                                                  8.00%
    Contract Fee:                                                          1.65%

  S&P 500 Growth Account Value:                                       $29,087.50
    Accumulation Credit Factor:                                       $11.635000
    Accumulation Credits:                                               2,500.00
    Adjusted Index Value:                                               1,180.00
    Index Rate of Return:                                                 18.00%
    Contract Fee:                                                          1.65%

The return on the Index is equal to the Unadjusted Index Value divided by the Initial Index Value minus 1. In this example, the return on the Index is 20% [(1,200/1,000)-1]. This is greater than the Index Rate Cap and above the Index Rate Floor for both the Secure and Growth Accounts. Thus, the Index Rate of Return for both the Secure Account and the Growth Account is set at the Index Rate Cap level. After subtracting the Contract Fee from the Index Rate of Return, the Accumulation Credit Factor for the Secure Account increases from $10 to $10.635 and the Accumulation Credit Factor for the Growth Account increases from $10 to $11.635. The Risk Control Account Value in the Secure Account increases by $4,762.50 and the Risk Control Account Value in the Growth Account increases by $4,087.50.

Example 2: This example illustrates the calculation of the Accumulation Credit Factor when the Index Rate of Return is less than the Index Rate Cap and greater than the Index Rate Floor.

Assume the following information:

--------------------------------------------------------------------------------
                     PRIOR RISK CONTROL ACCOUNT ANNIVERSARY
--------------------------------------------------------------------------------
Risk Control Account Start Date:                                      10/10/2016
Initial Index Value:                                                    1,200.00
Contract Fee:                                                              1.65%

Risk Control Accounts:
----------------------
  S&P 500 Secure Account Value:                                       $79,762.50
    Accumulation Credit Factor:                                       $10.635000
    Accumulation Credits:                                               7,500.00
    Index Rate Floor:                                                      0.00%
    Index Rate Cap:                                                        8.00%

  S&P 500 Growth Account Value:                                       $29,087.50
    Accumulation Credit Factor:                                       $11.635000
    Accumulation Credits:                                               2,500.00
    Index Rate Floor:                                                    -10.00%
    Index Rate Cap:                                                       18.00%

--------------------------------------------------------------------------------
                        RISK CONTROL ACCOUNT ANNIVERSARY
--------------------------------------------------------------------------------
Risk Control Account Anniversary:                                     10/10/2017
Unadjusted Index Value:                                                 1,236.00

Risk Control Accounts:
----------------------
  S&P 500 Secure Account Value:                                       $80,839.30
    Accumulation Credit Factor:                                       $10.778573
    Accumulation Credits:                                               7,500.00
    Adjusted Index Value:                                               1,236.00
    Index Rate of Return:                                                  3.00%
    Contract Fee:                                                          1.65%

  S&P 500 Growth Account Value:                                       $29,480.18
    Accumulation Credit Factor:                                       $11.792073
    Accumulation Credits:                                               2,500.00
    Adjusted Index Value:                                               1,236.00
    Index Rate of Return:                                                  3.00%
    Contract Fee:                                                          1.65%

The return on the Index is equal to the Unadjusted Index Value divided by the Initial Index Value minus 1. In this example, the return on the Index is 3% [(1,236/1,200)-1]. This is below the Index Rate Cap and above the Index Rate Floor for both the Secure and Growth Accounts. Thus, the Index Rate of Return for both the Secure Account and the Growth Account is equal to 3%. After subtracting the Contract Fee from the Index Rate of Return, the Accumulation Credit Factor for the Secure Account increases from $10.635 to $10.778573 and the Accumulation Credit Factor for the Growth Account increases from $11.635 to $11.792073. The Risk Control Account Value in the Secure Account increases by $1,076.80 and the Risk Control Account Value in the Growth Account increases by $392.68.

Example 3: This example illustrates the calculation of the Accumulation Credit Factor when the Index Rate of Return is less than the Index Rate Floor.

Assume the following information:

--------------------------------------------------------------------------------
                     PRIOR RISK CONTROL ACCOUNT ANNIVERSARY
--------------------------------------------------------------------------------
Risk Control Account Start Date:                                      10/10/2017
Initial Index Value:                                                    1,236.00
Contract Fee:                                                              1.65%

Risk Control Accounts:
----------------------
  S&P 500 Secure Account Value:                                       $80,839.30
    Accumulation Credit Factor:                                       $10.778573
    Accumulation Credits:                                               7,500.00

    Index Rate Floor:                                                      0.00%
    Index Rate Cap:                                                        8.00%

  S&P 500 Growth Account Value:                                       $29,480.18
    Accumulation Credit Factor:                                       $11.792073
    Accumulation Credits:                                               2,500.00

    Index Rate Floor:                                                    -10.00%
    Index Rate Cap:                                                       18.00%

--------------------------------------------------------------------------------
                        RISK CONTROL ACCOUNT ANNIVERSARY
--------------------------------------------------------------------------------
Risk Control Account Anniversary:                                     10/10/2018
Unadjusted Index Value:                                                   988.80

Risk Control Accounts:
----------------------
  S&P 500 Secure Account Value:                                       $79,505.45
    Accumulation Credit Factor:                                       $10.600727
    Accumulation Credits:                                               7,500.00
    Adjusted Index Value:                                               1,236.00
    Index Rate of Return:                                                  0.00%
    Contract Fee:                                                          1.65%

  S&P 500 Growth Account Value:                                       $26,045.74
    Accumulation Credit Factor:                                       $10.418296
    Accumulation Credits:                                               2,500.00
    Adjusted Index Value:                                               1,112.40
    Index Rate of Return:                                                -10.00%
    Contract Fee:                                                          1.65%

The return on the Index is equal to the Unadjusted Index Value divided by the Initial Index Value minus 1. In this example, the return on the Index is -20% [(988.8/1,236)-1]. This is below the Index Rate Floor for both the Secure and Growth Accounts. Thus, the Index Rate of Return for both the Secure Account and the Growth Account is equal to the Index Rate Floor. After subtracting the Contract Fee from the Index Rate of Return, the Accumulation Credit Factor for the Secure Account decreases from $10.778573 to $10.600727 and the Accumulation Credit Factor for the Growth Account decreases from $11.792073 to $10.418296. The Risk Control Account Value in the Secure Account decreases by $1,333.85 and the Risk Control Account Value in the Growth Account decreases by $3,434.44.

WE RESERVE THE RIGHT TO ADD OR SUBSTITUTE THE INDEX. IF WE SUBSTITUTE THE INDEX, THE PERFORMANCE OF THE NEW INDEX MAY DIFFER FROM THE ORIGINAL INDEX. THIS, IN TURN, MAY AFFECT THE CREDITED INDEX INTEREST YOU EARN.

ADDITION OR SUBSTITUTION OF AN INDEX. The same Index will be used for each Risk Control Account for the duration of the Risk Control Account Period. However, there is no guarantee that the Index will be available during the entire time you own your Contract. If: (i) the Index is discontinued, or (ii) the calculation of that Index is materially changed, we may substitute a suitable Index that will be used for the remainder of the Risk Control Account Period. If we substitute an Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the Credited Index Interest you earn. We will not substitute an Index until that Index has been approved by the insurance department in your state.

In the unlikely event that we substitute the Index, we will attempt to add a suitable alternative index as a replacement to the Index on the same day that we remove the Index. If we are unable to do so, so that there is a brief interval between the date on which we remove the Index and add a suitable alternative index as a replacement, your Contract Value will continue to be allocated to the Risk Control Accounts.

However, any credit to your Contract Value for that Contract Year will not reflect changes in the value of the Index or the replacement index during that interim period. If you take a partial withdrawal, surrender or annuitize the Contract, or die during the interim period, we will apply to your Contract Value allocated to a Risk Control Accounts based on the percentage change in the Index from the beginning of the Contract Year to the date on which the Index became unavailable under the Contract.

Please note that we may add or substitute an Index associated with the Risk Control Accounts by sending you written notice at your last known address stating the effective date on which the Index will be added or substituted. We will send you the notice in your annual report unless earlier written notice is necessary.

RISK CONTROL ACCOUNT MATURITY DATE

Rebalancing will occur automatically on the Risk Control Account Maturity Date. You may also exercise one of the following options by Authorized Request, without incurring a Market Value Adjustment or Surrender Charge. Surrender Charges do not apply to Series C Contracts.

FIVE YEARS UNTIL PAYOUT DATE. If there are at least five years until the Payout Date, you may exercise any of the following options by Authorized Request:

    o Request a change to your allocation instructions as of the Risk Control Account Maturity Date for any or all of the Allocation Levels;

    o Request to transfer value (either a specific dollar amount or percentage) from the Risk Control Account Option to the Variable Subaccount Option (Level C), or vice versa, as of the Risk Control Account Maturity Date. If you choose this option:

           o The transfer will occur Pro Rata from the Risk Control Accounts, or Variable Subaccounts, as applicable; and

           o Rebalancing at Levels I and R will occur as of the Risk Control Account Maturity Date. However, rebalancing at Levels C and V will be discontinued, unless or until you elect to reinstate rebalancing at Level C.

    o Withdraw the total Risk Control Account Value as of the Risk Control Account Maturity Date; or

    o Withdraw a portion of the total Risk Control Account Value as of the Risk Control Account Maturity Date. If you choose this option, you may also change your allocation instructions or request to transfer value, as described above.

You may also allocate additional Purchase Payments to the Risk Control Accounts prior to a Risk Control Account Maturity Date.

A new Risk Control Account Period, with a newly declared Index Rate Cap, will begin on the Risk Control Account Maturity Date unless there is no Risk Control Account Value remaining as a result of a change to your allocation instructions and/or withdrawal.

Your Authorized Request to change your allocation instructions, transfer value and/or withdraw Risk Control Account Value must be received at least one Business Day prior to the Risk Control Account Maturity Date to take effect as of that date. If we do not receive such request at least one Business Day prior to the Risk Control Account Maturity Date, the request is not in Good Order and no transfer or withdrawal will occur based on such request. However, a new Risk Control Account Period will begin and rebalancing will occur based on the allocation instructions on file with us.

LESS THAN FIVE YEARS UNTIL PAYOUT DATE. If there are less than five years until the Payout Date, a new Risk Control Account cannot be started. You may choose one of the following by Authorized Request:

    o Request to transfer the total Risk Control Account Value to one or more Variable Subaccounts as of the Risk Control Account Maturity Date;

    o Request to withdraw the total Risk Control Account Value as of the Risk Control Account Maturity Date; or

    o Request to transfer a portion of the Risk Control Account Value to one or more Variable Subaccounts and withdraw the remaining Risk Control Account Value as of the Risk Control Account Maturity Date.

Your Authorized Request to transfer Risk Control Account Value and/or withdraw Risk Control Account Value must be received at least one Business Day prior to the Risk Control Account Maturity Date. If we do not receive such request at least one Business Day prior to the Risk Control Account Maturity Date, the request is not in Good Order and no transfer or withdrawal will occur based on such request. However, the total Risk Control Account Value will be transferred to the Variable Subaccounts according to the allocation instructions on file with us for Level V.

HOLDING ACCOUNT VALUE

THE HOLDING ACCOUNT VALUE AT ANY TIME IS EQUAL TO:

    o The portion of the Purchase Payment(s) or transfer amount held in the Holding Account pending allocation to a Risk Control Account;

    o   Plus interest credited; and

    o   Less any prior partial withdrawal.

We credit interest on Purchase Payments and transferred amounts that will be allocated to one or more Risk Control Accounts for the duration those Purchase Payments and transferred amounts remain in the Holding Account. If your initial Purchase Payments are held in the Holding Account during the Multiple Source Waiting Period or if amounts are held in the Holding Account during the thirty days prior to a Risk Control Account Maturity Date, we will credit such amounts with the annual effective rate of interest shown on your Contract data page for the duration those amounts remain in the Holding Account. The credited rate of interest will not be less than the Minimum Guaranteed Interest Rate described below.

We determine a new Minimum Guaranteed Interest Rate each calendar quarter (on each January 1 for the first calendar quarter, April 1 for the second calendar quarter, July 1 for the third calendar quarter, and October 1 for the fourth calendar quarter). For subsequent Purchase Payments and transferred amounts in the Holding Account, the rate of interest credited on those amounts will be the Minimum Guaranteed Interest Rate we determine for the calendar quarter in which those Purchase Payments and transferred amounts are allocated to the Holding Account. The Minimum Guaranteed Interest Rate will never be less than the lesser of:

    o   An annual rate of interest of 3%; or

    o   An annual rate of interest determined as follows:

           o The average of the three applicable monthly five-year Constant Maturity Treasury rates reported by the Federal Reserve (described below), and rounded to the nearest 0.05%;

           o   Minus 1.25%; and

           o   Subject to a minimum interest rate of 1.00%.

The three monthly five-year Constant Maturity Treasury rates used in the calculation above are as follows:

    o The prior September, October, and November monthly five-year Constant Maturity Treasury rates will be used to determine the first quarter Minimum Guaranteed Interest Rate effective each January 1;

    o The prior December, January, and February monthly five-year Constant Maturity Treasury rates will be used to determine the second quarter Minimum Guaranteed Interest Rate effective each April 1;

    o The prior March, April, and May monthly five-year Constant Maturity Treasury rates will be used to determine the third quarter Minimum Guaranteed Interest Rate effective each July 1; and

    o The prior June, July, and August monthly five-year Constant Maturity Treasury rates will be used to determine the fourth quarter Minimum Guaranteed Interest Rate effective each October 1.

--------------------------------------------------------------------------------
MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

The Market Value Adjustment only applies to withdrawals from the Risk Control Accounts and is calculated separately for each Risk Control Account. If you surrender your Contract or take a partial withdrawal from a Risk Control Account during the Accumulation Period, we will apply the Market Value Adjustment to the amount being surrendered or withdrawn. No withdrawals or surrenders can be taken once Contract Value has been allocated to an Income Payout Option, therefore no Market Value Adjustment will apply after the end of the Accumulation Period.

IMPORTANT: THE MARKET VALUE ADJUSTMENT WILL EITHER INCREASE OR DECREASE THE AMOUNT YOU RECEIVE FROM A PARTIAL WITHDRAWAL OR YOUR SURRENDER VALUE. YOU MAY LOSE A PORTION OF YOUR PRINCIPAL DUE TO THE MARKET VALUE ADJUSTMENT REGARDLESS OF THE RISK CONTROL ACCOUNT TO WHICH YOU ALLOCATED CONTRACT VALUE. YOU DIRECTLY BEAR THE INVESTMENT RISK ASSOCIATED WITH A MARKET VALUE ADJUSTMENT. YOU SHOULD CAREFULLY CONSIDER YOUR INCOME NEEDS BEFORE PURCHASING THE CONTRACT.

PURPOSE OF THE MARKET VALUE ADJUSTMENT

The Market Value Adjustment is an adjustment that may be made to the amount you receive if you surrender the Contract or take a partial withdrawal from the Risk Control Accounts during the Accumulation Period. In general, if interest rate levels have increased at the time of surrender or partial withdrawal over their levels at the Risk Control Account Start Date time we issued the Contract, the Market Value Adjustment will be negative. Similarly, in general, if interest rate levels have decreased at the time of surrender or partial withdrawal over their levels at the Risk Control Account Start Date, the Market Value Adjustment will be positive. The Market Value Adjustment reflects in part the difference between the effective yield of the Constant Maturity Treasury rate, a rate representing the average yield of various Treasury securities, on the Risk Control Account Start Date for a duration equal to the Risk Control Account Period and the effective yield of the Constant Maturity Treasury rate for a duration equal to the remaining length of the Risk Control Account Period at the time of surrender or partial withdrawal. In addition, the Market Value Adjustment reflects in part the difference between the effective yield of the Bank of America/Merrill Lynch 1-10 Year U.S. Corporate Constrained Index, Asset Swap Spread (the "Bank of America/Merrill Lynch Index"), a rate representative of investment grade corporate debt credit spreads in the U.S., on the Risk Control Account Start Date and the effective yield of the Bank of America/Merrill Lynch Index at the time of surrender or partial withdrawal. The greater the difference in those effective yields, respectively, the greater the effect the Market Value Adjustment will have.

We will increase the amount you will be paid from a partial withdrawal by the amount of any positive Market Value Adjustment, and in the case of a surrender of the Contract, we will increase your Surrender Value by the amount of any positive Market Value Adjustment. Conversely, we will decrease the amount you will be paid from a partial withdrawal by the amount of any negative Market Value Adjustment, and in the case of a surrender of the Contract, we will decrease your Surrender Value by the amount of any negative Market Value Adjustment.

In general, if the Constant Maturity Treasury rate and Bank of America/Merrill Lynch Index have increased at the time of surrender or partial withdrawal over their levels at the Risk Control Account Start Date, the Market Value Adjustment will be negative and will decrease the Surrender Value or amount you receive from a partial withdrawal. Similarly, if the Constant Maturity Treasury rate and Bank of America/Merrill Lynch Index have decreased at the time of surrender or partial withdrawal over their levels at the Risk Control Account Start Date, the Market Value Adjustment will be positive and will increase the Surrender Value or amount you receive from a partial withdrawal. The Company uses both the Constant Maturity Treasury rate and Bank of America/Merrill Lynch Index in determining any Market Value Adjustment since together both indices represent a broad mix of investments whose values may be affected by changes in market interest rates.

The amount of the Market Value Adjustment also reflects in part any change in the Accumulation Credit Factor for the Risk Control Account(s) determined at the time of surrender or partial withdrawal. We use the change in the Accumulation Credit Factor measured from the last Risk Control Account Anniversary (prior Accumulation Credit Factor) to the date of surrender or partial withdrawal (current Accumulation Credit Factor) to increase or decrease the amount of the Market Value Adjustment. If the change in the Accumulation Credit Factor, the current Accumulation Credit Factor divided by the prior Accumulation Credit Factor, is positive (greater than one), we divide the amount of the withdrawal subject to the Market Value Adjustment by the change in the Accumulation Credit Factor, which will decrease the amount subject to the market value adjustment factor and thereby reduce the amount of any positive or negative Market Value Adjustment. Conversely, if the change is negative (less than one), we divide the amount of the withdrawal subject to the Market Value Adjustment by the change in the Accumulation Credit Factor, which will increase the amount subject to the market value adjustment factor and therefore increase the amount of any positive or negative Market Value Adjustment. If there is no change in the Accumulation Credit Factor (the current Accumulation Credit Factor divided by the prior Accumulation Credit Factor equals one), there will be no change in the amount of the withdrawal subject to the market value adjustment factor and in the amount of any positive or negative Market Value Adjustment.

The Market Value Adjustment helps us offset our costs and risks of owning fixed income investments and other investments we use to back the guarantees under your Contract from the date we issue the Contract to the time of a surrender or partial withdrawal.

APPLICATION AND WAIVER

For each Risk Control Account, we will calculate the Market Value Adjustment as of the date we receive your Authorized Request for surrender or partial withdrawal in Good Order at our Administrative Office. If the Market Value Adjustment is positive, we will increase your Surrender Value or amount you receive from a partial withdrawal by the amount of the positive Market Value Adjustment. If the Market Value Adjustment is negative, we will decrease the Surrender Value or amount you receive from a partial withdrawal by the amount of the negative Market Value Adjustment.

We will NOT apply a Market Value Adjustment to:

    1.  Death Benefit proceeds;

    2.  Transfers under the Bailout Provision;

    3. Partial withdrawals taken as required minimum distributions under the Internal Revenue Code that are withdrawn under a systematic withdrawal program we provide;

    4.  Income payments during the Payout Period; and

    5. Withdrawals from a Risk Control Account on the Risk Control Account Maturity Date.

MARKET VALUE ADJUSTMENT FORMULA

A Market Value Adjustment is equal to the amount of the partial withdrawal or surrender from the Risk Control Account (W) divided by the result of the current Accumulation Credit Factor for the Risk Control Account divided by the prior Accumulation Credit Factor for the Risk Control Account then multiplied by the market value adjustment factor (MVAF) minus 1 or (W/(C/P))x(MVAF -1).

Where:

           C = current Accumulation Credit Factor for the Risk Control Account (i.e., as of the date of withdrawal); and

           P = prior Accumulation Credit Factor for the Risk Control Account (i.e., as of the Risk Control Account Anniversary immediately preceding the date of withdrawal).

    MVAF = ((1 + I + K)/(1 + J + L)) ^N where:

           I = The Constant Maturity Treasury Rate as of the Risk Control Account Start Date for a maturity consistent with the Risk Control Account Period;

           J = Constant Maturity Treasury Rate as of the date of withdrawal for a maturity consistent with the remaining number of years (whole and partial) in the Risk Control Account Period;

           (if there is no corresponding maturity of the Constant Maturity Treasury Rate, then the linear interpolation of the Index with maturities closest to N will be used to determine I and J.)

           K = The Bank of America/Merrill Lynch Index as of the Risk Control Account Start Date;

           L = The Bank of America/Merrill Lynch Index as of the date of withdrawal; and

           N = The number of years (whole and partial) from the date of withdrawal until the Risk Control Account Maturity Date.

We determine I based on the Risk Control Account Period. For example, if the Risk Control Account Period is 10 years, then I would correspond to the 10-year Constant Maturity Treasury rate at the time we issue the Contract. We determine J when you take a partial withdrawal or surrender. For example, if the Risk Control Account Period is 10 years and you surrender the Contract 2 years into the Risk Control Account Period, J would correspond to the Constant Maturity Treasury rate consistent with the time remaining in the Risk Control Account Period or 8 years (8 = 10 - 2). For I and J where there is no Constant Maturity Treasury rate declared, we will use linear interpolation between declared Constant Maturity rates to determine I and J.

The value of K and L on any Business Day will be equal to the closing value of the Bank of America/Merrill Lynch Index on the previous Business Day.

If the publication of any component of the Market Value Adjustment Indices is discontinued or if the calculation of the Market Value Adjustment Indices is changed substantially, we may substitute a new Index for the discontinued or substantially changed Index, subject to approval by the insurance department in your state. Before we substitute a Market Value Adjustment Index, we will notify you in writing of the substitution.

For examples of how we calculate Market Value Adjustments, see "Appendix A" to this Prospectus.

BANK OF AMERICA/MERRILL LYNCH INDEX

The Contract is not sponsored, endorsed, sold or promoted by Bank of America/Merrill Lynch ("BofA Merrill Lynch"). BofA Merrill Lynch has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Contract, nor makes any representation or warranty, express or implied, to the Owners of the Contract or any member of the public regarding the Contract or the advisability of investing in the Contract, particularly the ability of the Bank of America/Merrill Lynch Index to track performance of any market or strategy. BofA Merrill Lynch's only relationship to the Company is the licensing of certain trademarks and trade names and indices or components thereof. The Bank of America/Merrill Lynch Index is determined, composed and calculated by BofA Merrill Lynch without regard to the Company or the Contract or its Owners. BofA Merrill Lynch has no obligation to take the needs of the Company or the Owners of the Contract into consideration in determining, composing or calculating the Bank of America/Merrill Lynch Index. BofA Merrill Lynch is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the Contract to be issued or in the determination or calculation of the equation by which the Contract is to be priced, sold, purchased, or redeemed. BofA Merrill Lynch has no obligation or liability in connection with the administration, marketing, or trading of the Contract.

BOFA MERRILL LYNCH DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BANK OF AMERICA/MERRILL LYNCH INDEX OR ANY DATA INCLUDED THEREIN AND BOFA MERRILL LYNCH SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, UNAVAILABILITY, OR INTERRUPTIONS THEREIN. BOFA MERRILL LYNCH MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, HOLDERS OF THE PRODUCT OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BANK OF AMERICA/MERRILL LYNCH INDEX OR ANY DATA INCLUDED THEREIN. BOFA MERRILL LYNCH MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE BANK OF AMERICA/MERRILL LYNCH INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BOFA MERRILL LYNCH HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL, CONSEQUENTIAL DAMAGES, OR LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The Bank of America/Merrill Lynch Index is a trademark of Bank of America/Merrill Lynch or its affiliates and has been licensed for use by the Company.

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SURRENDER VALUE
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If you surrender the Contract, you will receive the Surrender Value, as of the
Business Day, we received your Authorized Request in Good Order. The Surrender Value is equal to your Contract Value at the end of the Valuation Period in which we receive your Authorized Request, minus any applicable Surrender Charge, adjusted for any applicable Market Value Adjustment for Risk Control Accounts. Surrender Charges do not apply to Series C Contracts.

Upon payment of the Surrender Value, the Contract is terminated, and we have no further obligation under the Contract. We may require that the Contract be returned to our Administrative Office prior to making payment. The Surrender Value will not be less than the amount required by applicable state law. We will pay you the amount you request in connection with a full surrender by redeeming Accumulation

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

Units from the Variable Subaccounts and/or Accumulation Credits from the Risk Control Accounts, and withdrawing Holding Account Value, if applicable.

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ACCESS TO YOUR MONEY
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PARTIAL WITHDRAWALS

At any time during the Accumulation Period you may make partial withdrawals by Authorized Request in Good Order. The minimum partial withdrawal amount is $100. Although withdrawal of Risk Control Account Value is generally not permitted while there is Variable Subaccount Value, you may withdraw Risk Control Account Value on the Risk Control Account Maturity Date. You may provide specific instructions for withdrawal of Variable Subaccount Value. If you do not provide specific instructions, withdrawals will be processed on a Pro Rata basis from the value in all Variable Subaccounts. If there is insufficient Variable Subaccount Value, or no Variable Subaccount Value, Holding Account Value will be withdrawn. If there is insufficient Holding Account Value or no Holding Account Value, Risk Control Account Value will be withdrawn on a Pro Rata basis. Any applicable Surrender Charge and/or Market Value Adjustment will affect the amount available for a partial withdrawal. We will pay you the amount you request in connection with a partial withdrawal by redeeming Accumulation Units from the appropriate Variable Subaccounts withdrawing Holding Account Value, and/or redeeming Accumulation Credits from the appropriate Risk Control Accounts, if applicable.

To make a partial withdrawal, you must do so by Authorized Request in Good Order. The written consent of all Owners and Irrevocable Beneficiaries must be obtained before we will process the partial withdrawal. If an Authorized Request in Good Order is received by 4:00 P.M. Eastern Time, it will be processed that day. If an Authorized Request in Good Order is received after 4:00 P.M. Eastern Time, it will be processed on the next Business Day. If a partial withdrawal would cause your Surrender Value to be less than $2,000, we will treat your request for partial withdrawal as a request for full surrender of your Contract.

Partial withdrawals may be subject to Surrender Charges (for Series B Contracts only) and/or a Market Value Adjustment (for Risk Control Accounts only). See "Fees and Expenses" and "Market Value Adjustment." Partial withdrawals may also be subject to income tax and, if taken before age 59 1/2, an additional 10% federal penalty tax. You should consult your tax adviser before taking a partial withdrawal. See "Federal Income Tax Matters."

SYSTEMATIC WITHDRAWALS. If elected at the time of the application or requested at any other time by Authorized Request in Good Order, you may elect to receive periodic partial withdrawals under our systematic withdrawal plan. Under the systematic withdrawal plan, we will make partial withdrawals (on a monthly, quarterly, semi-annual, or annual basis), as specified by you. Such withdrawals must be at least $100 each. Generally, you must be at least age 59 1/2 to participate in the systematic withdrawal plan. The withdrawals may be requested on the following basis:

    o   As a specified dollar amount; or

    o In an amount equal to your required minimum distribution under the Internal Revenue Code.

Participation in the systematic withdrawal plan will terminate on the earliest of the following events:

    o The Variable Subaccount Value or Risk Control Account Value in a Variable Subaccount or Risk Control Account from which partial withdrawals are being made becomes zero;

    o   A termination date that you have specified is reached;

    o   You request that your participation in the plan cease; or

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

    o A Surrender Charge would be applicable to amounts being withdrawn (i.e., partial withdrawals under the systematic withdrawal plan may not include amounts subject to the Surrender Charge). However, you may, by Authorized Request in Good Order, request that systematic withdrawals continue even though a Surrender Charge or market value adjustment is deducted in connection with such withdrawals. Also, if necessary to meet the required minimum distribution under the Internal Revenue Code, we may continue systematic withdrawals even though a Surrender Charge is deducted. At this time, we waive Surrender Charges for all required minimum distributions paid under the automatic withdrawal program.

There are federal income tax consequences to partial withdrawals through the systematic withdrawal plan and you should consult with your tax adviser before electing to participate in the plan. We may discontinue offering the systematic withdrawal plan at any time.

ANNUAL FREE WITHDRAWAL AMOUNT. For Series B Contracts, each Contract Year, you may withdraw up to 10% of the total Purchase Payments received that are within the Surrender Charge Period at the time of the withdrawal for that Contract Year without incurring a Surrender Charge. As long as the partial withdrawals you take during a Contract Year do not exceed the Annual Free Withdrawal Amount, we will not assess a Surrender Charge.

If you make a partial withdrawal of less than the Annual Free Withdrawal Amount, the remaining Annual Free Withdrawal Amount will be applied to any subsequent partial withdrawal which occurs during the same Contract Year. Any remaining Annual Free Withdrawal Amount will not carry over to a subsequent Contract Year.

WAIVER OF SURRENDER CHARGES. We will not deduct a Surrender Charge for Series B Contracts in the case of a partial withdrawal or surrender where the Owner or Annuitant qualifies for the Nursing Home or Hospital or Terminal Illness waiver, as described below. Before granting the waiver, we may request a second opinion or examination of the Owner or Annuitant by one of our examiners. We will bear the cost of such second opinion or examination. Each waiver may be exercised only one time. The waivers described below do not apply to Series C Contracts, since those Contracts are not subject to Surrender Charges.

    o Nursing Home or Hospital Waiver. We will not deduct a Surrender Charge in the case of a partial withdrawal or surrender where any Owner or Annuitant is confined to a licensed Nursing Home or Hospital, and has been confined to such Nursing Home or Hospital for at least 180 consecutive days after the latter of the Contract Issue Date or the date of change of the Owner or Annuitant. We require verification of confinement to the Nursing Home or Hospital, and such verification must be signed by the administrator of the facility.

    o Terminal Illness Waiver. We will not deduct a Surrender Charge in the case of a partial withdrawal or surrender where any Owner or Annuitant has a life expectancy of 12 months or less due to illness or accident. As proof, we require a determination of the Terminal Illness. Such determination must be signed by the physician making the determination after the latter of Contract Issue Date or the date of change of the Owner or Annuitant. The physician may not be a member of your or the Annuitant's immediate family.

Please see your Contract for more information.

The laws of your state may limit the availability of the Surrender Charge waivers and may also change certain terms and/or benefits under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not pay a Surrender Charge because of the waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult a tax adviser to determine the effect of a partial withdrawal on your taxes.

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

SURRENDERS

You may surrender your Contract for the Surrender Value at any time during the Accumulation Period by Authorized Request. If an Authorized Request in Good Order is received before 4:00 P.M. Eastern Time, it will be processed that day. If an Authorized Request in Good Order is received at or after 4:00 P.M Eastern Time, it will be processed on the next Business Day.

To surrender your Contract, you must make an Authorized Request in Good Order to our Administrative Office. The consent of all Owners and Irrevocable Beneficiaries must be obtained before the Contract is surrendered.

Surrender Charges and/or a Market Value Adjustment may apply to your Contract surrender. See "Market Value Adjustment" and "Fees and Expenses." A surrender may also be subject to income tax and, if taken before age 59 1/2, an additional 10% federal penalty tax. You should consult a tax adviser before requesting a surrender. See "Federal Income Tax Matters."

PARTIAL WITHDRAWAL AND SURRENDER RESTRICTIONS

Your right to make partial withdrawals and surrender the Contract is subject to any restrictions imposed by any applicable law or employee benefit plan.

RIGHT TO DEFER PAYMENTS

Generally, the amount of any partial withdrawal or full surrender will be paid to you within seven days after we receive your Authorized Request in Good Order. With respect to the Risk Control Accounts and Holding Accounts, we reserve the right to postpone payment for up to six months after we receive your Authorized Request in Good Order, subject to obtaining prior written approval by the state insurance commissioner if required by the law of the state in which we issued the Contract. In the event of postponement as described above, we will pay interest on the proceeds if required by state law, calculated at the effective annual rate and for the time period required under state law.

With respect to Variable Subaccounts, to the extent permitted by applicable law, we reserve the right to postpone payment of any partial withdrawal or full surrender or death benefit proceeds for any period when: (i) the New York Stock Exchange is closed (other than customary weekend and holiday closings), or the SEC determines that trading on the exchange is restricted; (ii) the SEC determines than an emergency exists such that disposal of securities held in the Variable Separate Account, or the termination of their value, is not reasonably practicable; or (iii) the SEC, by order, permits us to defer payment in order to protect persons with interests in the Funds. In addition, pursuant to SEC rules, if the money market fund available as one of the Fund options (the "Money Market Fund") suspends payment of redemption proceeds in connection with the liquidation of the Money Market Fund, we may delay a transfer or payment of any partial withdrawal or full surrender from the Variable Subaccount investing in the Money Market Fund ("Money Market Subaccount") until the Money Market Fund is liquidated. Moreover, if the Money Market Fund suspends payment of redemption proceeds in connection with the implementation of liquidity gates by such Money Market Fund, we will delay transfer or payment of any partial withdrawal or full surrender from the Money Market Subaccount until the removal of such liquidity gates.

BAILOUT PROVISION

We will set a bailout rate for each Risk Control Account. The bailout rate will be prominently displayed on your Contract Data Page attached to the front of the cover page of the Contract and will not change during the Risk Control Account Period. If the Index Rate Cap for your Risk Control Account is set below the bailout rate for that Risk Control Account, the Bailout Provision allows you to transfer the Risk Control Account Value from that Risk Control Account during the 30-day period following the Risk Control Account Anniversary by Authorized Request without the application of a Market Value Adjustment. We must receive your Authorized Request under the Bailout Provision in Good Order during the 30-day

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

period following the Risk Control Account Anniversary. At any time the Index Rate Cap for your Risk Control Account is less than the bailout rate specified on your Contract Data Page, we may, at our discretion, restrict transfers into that Risk Control Account.

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DEATH BENEFIT
--------------------------------------------------------------------------------

DEATH OF THE OWNER

If the Owner dies during the Accumulation Period (if there are joint Owners, the Death Benefit will become payable after the first joint Owner dies), a Death Benefit will become payable to the Beneficiary. We will pay the Death Benefit after we receive the following at our Administrative Office in a form and manner satisfactory to us:

    o   Proof of Death of the Owner while the Contract is in force;

    o   our claim form from each Beneficiary, properly completed; and

    o   any other documents we require.

The Death Benefit will equal your Contract Value on the date we receive all the documents listed above or use the wording in Section 14.04 of the Contract. If we receive Proof of Death before 4:00 P.M. Eastern Time, we will determine the amount of the Death Benefit as of that day. If we receive Proof of Death at or after 4:00 P.M. Eastern Time, we will determine the amount of the Death Benefit as of the next Business Day.

No Surrender Charges or Market Value Adjustments will apply to the Death
Benefit.

Within 60 days after we receive Proof of Death, the Beneficiary must elect the payment method for the Death Benefit. Those options are described below. We will pay the Death Benefit in a manner that complies with the requirements of Section 72(s) or 401(a)(9) of the Internal Revenue Code, as applicable.

DEATH OF ANNUITANT WHILE THE OWNER IS LIVING

If an Owner is a natural person and the Annuitant dies during the Accumulation Period, the following will occur: (i) if there is a surviving Joint Annuitant, the surviving Joint Annuitant will become the Annuitant; and (ii) if there is no Joint Annuitant, the Owner will become the Annuitant (Primary Owner if Joint Owner). If, however, the Owner is not a natural person and the Annuitant dies during the Accumulation Period, the following will occur: (i) if there is a surviving Joint Annuitant, the surviving Joint Annuitant will become the Annuitant; and (ii) if there is no Joint Annuitant, the Beneficiary must elect to receive the Death Benefit proceeds. If you have any questions concerning the criteria you should use when choosing Annuitants under the Contract, consult your financial professional.

DEATH BENEFIT PAYMENT OPTIONS

The following rules apply to the payment of the Death Benefit under a Non-Qualified Contract:

    o SPOUSES - If the sole Beneficiary is the surviving Spouse of the deceased Owner, then he or she may choose to continue the Contract and become the new Owner (except under certain Qualified Contracts). At the death of the surviving Spouse, this provision may not be used again, even if that surviving Spouse remarries. In that case, the rules for non-Spouses will apply. A surviving Spouse may also elect to receive the Death Benefit proceeds in a lump sum, apply the proceeds to an Income Payout Option, or receive the Death Benefit proceeds within five years of the date of the Owner's death.

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

    o NON-SPOUSES - If the Beneficiary is not the surviving Spouse of the deceased Owner, then this Contract cannot be continued. Instead, upon the death of any Owner, the Beneficiary must choose one of the following:

           o Receive the Death Benefit in one lump sum within five years of the date of the Owner's death following our receipt of Proof of Death;

           o Receive the Death Benefit (if the Beneficiary is a natural person) pursuant to one of the Income Payout Options. Payments under an Income Payout Option must begin within one year of the Owner's death and must not extend beyond a period certain equal to the Beneficiary's life expectancy; or

           o Receive the Death Benefit in one lump sum, deferred for up to five years from the date of the Owner's death.

Upon receipt of Proof of Death, the Beneficiary must instruct us how to treat the proceeds subject to the distribution rules discussed above. Other minimum distribution rules apply to Qualified Contracts.

DEATH OF OWNER OR ANNUITANT AFTER THE PAYOUT DATE

If an Annuitant dies during the Payout Period, remaining income payments or Death Benefit proceeds, if any, will be distributed as provided by the Income Payout Option in effect. The Income Payout Option in effect will determine whether additional income payments or a Death Benefit apply.

If an Owner dies during the Payout Period, any remaining income payments will be distributed at least as rapidly as provided by the Income Payout Option in effect.

INTEREST ON DEATH BENEFIT PROCEEDS

Interest will be paid on lump sum Death Benefit proceeds if required by state law. Interest, if any, will be calculated at the rate and for the time period required by state law.

ABANDONED PROPERTY REQUIREMENTS

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown on our books and records, or to our state of domicile. The "escheatment" is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. To make such changes, please contact us by writing to us or calling us at our Administrative Office.

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INCOME PAYMENTS - THE PAYOUT PERIOD
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PAYOUT DATE

When you purchase the Contract, we will set the Payout Date as the Contract Anniversary following the Annuitant's 95(th) birthday. If there are Joint Annuitants, we will set the Payout Date based on the age of the oldest Joint Annuitant. Please refer to the Data Page of your Contract for details.

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

You may change the Payout Date by sending an Authorized Request in Good Order to our Administrative Office provided: (i) the request is made while an Owner is living; (ii) the request is received at our Administrative Office at least 30 days before the anticipated Payout Date; (iii) the requested Payout Date is at least two years after the Contract Issue Date; and (iv) the requested Payout Date is no later than the anticipated Payout Date as shown on your Contract Data Page. Any such change is subject to any maximum maturity age restrictions that may be imposed by law.

PAYOUT PERIOD

The Payout Period is the period of time that begins on the Payout Date and continues until we make the last payment as provided by the Income Payout Option chosen. On the first day of the Payout Period, the Contract Value will be applied to the Income Payout Option you selected. A Surrender Charge (in the case of Series B Contracts only) and Market Value Adjustment will not apply to proceeds applied to an Income Payout Option. You cannot change the Annuitant or Owner on or after the Payout Date for any reason.

TERMS OF INCOME PAYMENTS

We use fixed rates of interest to determine the amount of fixed income payments payable under the Income Payout Options. Fixed income payments are periodic payments from us to the designated Payee, the amount of which is fixed and guaranteed by us. The amount of each payment depends only on the form and duration of the Income Payout Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the Income Payments and the applicable income purchase rates in the Contract. The income purchase rates in the Contract are based on a minimum guaranteed interest rate of 1%. We may, in our discretion and on a non-discriminatory basis, make Income Payments in an amount based on a higher interest rate. Once income payments begin, you cannot change the terms or method of those payments. We do not apply a Surrender Charge or Market Value Adjustment to income payments.

The Owner may name the person to receive income payments. If no person is named, payments will be made to the Owner.

If there is one Annuitant living on the Payout Date, we will apply your Contract Value to provide for a Life Income Option with a 10-Year Guaranteed Period Certain, unless you have elected an Income Payout Option before the Payout Date or we are otherwise required under the Internal Revenue Code. If there are two Annuitants living on the Payout Date, we will apply your Contract Value to a Joint and Survivor Life Income Option with a 10-Year Guaranteed Period Certain, unless you have elected an Income Payout Option before the Payout Date or we are otherwise required by the Internal Revenue Code. We describe the Life Income Option and the Joint and Survivor Life Income Option under "Income Payout Options" below.

We will make the first income payment on the Payout Date. We may require proof of age and gender (if the Income Payout Option Rates is based on gender) of the Annuitant/Joint Annuitants before making the first income payment. To receive income payments, the Annuitant/Joint Annuitant must be living on the Payout Date and on the date that each subsequent payment is due as required by the terms of the Income Payout Option. We may require proof from time to time that this condition has been met.

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INCOME PAYOUT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF AN INCOME PAYOUT OPTION

You and/or the Beneficiary may elect to receive one of the Income Payout Options described under "Options" below. The Income Payout Option and distribution, however, must satisfy the applicable distribution requirements of Section 72(s) or 401(a)(9) of the Internal Revenue Code, as applicable.

The election of an Income Payout Option must be made by Authorized Request. The election is irrevocable after the payments commence. The Payee may not assign or transfer any future payments under any option.

The amount applied under each option must be at least $2,500, or the amount required to provide an initial monthly income payment of $20.

We will make income payments monthly, quarterly, semiannually, or annually for the Installment Option. Life Income and Joint Survivor options allow monthly income payments. We will also furnish the amount of such payments on request. Payments that are less than $20 will only be made annually.

If you do not select an Income Payout Option, we will make monthly payments on the following basis, unless otherwise required under the Internal Revenue Code:

    o Life Income Option with a 10-Year Guaranteed Period Certain (as described below) for Contracts with one Annuitant; and

    o Joint and Survivor Life Income Option with a 10-Year Guaranteed Period Certain (as described below) for Contracts with two Annuitants.

You may change your Income Payout Option any time before payments begin on the Payout Date.

OPTIONS

We offer the following Income Payout Options.

OPTION 1 -- INSTALLMENT OPTION. We will pay monthly income payments for a chosen number of years, not less than 10, nor more than 30. If the Annuitant dies before income payments have been made for the chosen number of years: (a) income payments will be continued for the remainder of the period to the Payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 1 rates, will be paid to the Payee or to the Owner, if there is no surviving Payee. For purposes of the present value calculation, guaranteed rates will be used.

OPTION 2 -- LIFE INCOME OPTION -- GUARANTEED PERIOD CERTAIN. We will pay monthly income payments for as long as the Annuitant lives. If the Annuitant dies before all the income payments have been made for the guaranteed period certain: (a) income payments will be continued for the remainder of the guaranteed period to the Payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 2 rates, will be paid to the Payee or to the Owner, if there is no surviving Payee. For purposes of the present value calculation, guaranteed rates will be used. The guaranteed period certain choices are 0 (life income only), 5, 10, 15, or 20 years.

OPTION 3 -- JOINT AND SURVIVOR LIFE INCOME OPTION -- GUARANTEED PERIOD CERTAIN. We will pay monthly income payments for as long as either of the Annuitants lives. If at the death of the second surviving Annuitant, income payments have been made for less than 10 years: (a) income payments will be continued for the remainder of the guaranteed period certain to the Payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 3 rates, will be paid to the Payee or to the Owner, if there is no surviving Payee. For purposes of the present value calculation, guaranteed rates will be used.

The Income Payout Options described above may not be offered in all states. Further, we may offer other Income Payout Options. More than one option may be elected. If your Contract is a Qualified Contract, not all options may satisfy required minimum distribution rules. Consult a tax advisor. Option 2 and Option 3 pay monthly income payments. We do allow partial annuitization.

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FEDERAL INCOME TAX MATTERS
--------------------------------------------------------------------------------

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. If you invest in an annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. See "Non-Natural Person" below for a discussion of Non-Qualified Contracts owned by persons such as corporations and trusts that are not natural persons.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Internal Revenue Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, Section 72(s) requires that (i) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (ii) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death unless distributions are made over life or life expectancy, beginning within one year of the death of the Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Internal Revenue Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value, without adjustment for any applicable Surrender Charge, immediately before the distribution over the Owner's investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. The Contract Value immediately before a withdrawal may have to be increased by any positive Market Value Adjustment that results from a withdrawal. There is, however, no definitive guidance on the proper tax treatment of Market Value Adjustments and you may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payment paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract and Qualified Contract, there may be an imposed federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions if they are:

    o   made on or after the taxpayer reaches age 59 1/2;
    o   made on or after the death of an Owner;
    o   attributable to the taxpayer's becoming disabled; or
    o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.
Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Additional exceptions may apply to distributions from a Qualified Contract. You should consult a qualified tax adviser.

INCOME PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each income payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of income payments, as determined when income payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each income payment is subject to tax as ordinary income.

PARTIAL ANNUITIZATION. Under a new tax provision enacted in 2010, if part of an annuity contract's value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. The payment options under the Contract are intended to qualify for this "partial annuitization" treatment.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as surrender of the Contract, or
(ii) if distributed under a payout option, they are taxed in the same way as income payments.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption.

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

INDIVIDUAL RETIREMENT ANNUITIES (IRAs), as defined in Section 408 of the Internal Revenue Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversation to Roth IRAs.

ROTH IRAs, as described in Internal Revenue Code Section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (i) before age 59 1/2 (subject to certain exceptions), or (ii) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

SECTION 457 PLANS, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.

OTHER TAX ISSUES. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules.

Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

"Eligible rollover distributions" from Section 401(a), 403(b), and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. For this purpose, an eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as Beneficiary or alternate Payee) from such a plan, except certain distributions such as distributions required by the Internal Revenue

Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

FEDERAL ESTATE TAXES, GIFT AND GENERATION-SKIPPING TRANSFER TAXES

While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the contingent Owner or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Internal Revenue Code may impose a "generation skipping transfer ("GST") tax" when all or part of an annuity contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS. For 2015, the federal estate tax, gift tax and GST tax exemptions and maximum rates are $5,430,000 and 40%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

MEDICARE TAX

Distributions from non-qualified annuity policies will be considered "investment income" for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

SAME-SEX SPOUSES

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held marriages must be recognized for federal law purposes regardless of whether they are same or different sex. Consult a tax adviser for more information on this subject.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the Contract and do not intend the above discussion as tax advice.

IMPORTANT INFORMATION ABOUT THE INDICES

S&P 500 INDEX. The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Company is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Company or the Contract. S&P has no obligation to take the needs of the Company or the Owners of the Contract into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in determination or calculation of the equation by which the Contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Contract.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P 500 Index is a stock market index based on the market capitalizations of 500 leading companies publicly traded in the U.S. stock market, as determined by Standard & Poors. The S&P 500 Index can go up or down based on the stock prices of the 500 companies that comprise the Index. The S&P 500 Index does not include dividends paid on the stocks comprising the Index and therefore does not reflect the full investment performance of the underlying stocks.

The S&P 500 Index is a trademark of Standard & Poors or its affiliates and has been licensed for use by the Company.

MSCI EAFE INDEX. The Contract is not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc. ("MSCI"). MSCI makes no representation or warranty, express or implied, to the owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the MSCI EAFE Index to track general stock market performance. MSCI's only relationship to the Company is in the licensing of certain trademarks and trade names of MSCI and of the MSCI EAFE Index which is determined, composed and calculated by MSCI without regard to the Company or the Contract. MSCI has no obligation to take the needs of the Company or the Owners of the Contract into consideration in determining, composing or calculating the MSCI EAFE Index. MSCI is not responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in determination or calculation of the equation by which the Contract is to be converted into cash. MSCI has no obligation or liability in connection with the administration, marketing or trading of the Contract.

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

MSCI DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN AND MSCI SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. MSCI MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MSCI INDEX OR ANY DATA INCLUDED THEREIN. MSCI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. With 912 constituents, the MSCI EAFE Index covers approximately 85% of the free float-adjusted market capitalization in each country.

The MSCI EAFE Index is a trademark of MSCI or its affiliates and has been licensed for use by the Company.

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OTHER INFORMATION
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DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. We have entered into a distribution agreement with our affiliate, CUNA Brokerage Services, Inc., for the distribution of the Contract. MEMBERS Life Insurance Company and CUNA Brokerage Services, Inc are both wholly-owned subsidiaries of CUNA Mutual Investment Corporation. The principal business address of CUNA Brokerage Services, Inc. is 2000 Heritage Way, Waverly, IA 50677. Contracts are sold by licensed insurance agents (the "Selling Agents") in those states where the Contract may be lawfully sold. Such Selling Agents will be registered representatives of CUNA Brokerage Services, Inc. or other affiliated and unaffiliated broker-dealer firms (the "Selling Broker-Dealers") registered under the Securities Exchange Act of 1934, as amended (the "1934 Act"), who are members of the Financial Industry Regulatory Authority, Inc. ("FINRA") and who have entered into the Company's selling agreements with us and the principal underwriter, CUNA Brokerage Services, Inc.

We pay CUNA Brokerage Services, Inc. and/or our affiliates pay the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to CUNA Brokerage Services, Inc. and the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and the Selling Agent. The Selling Agents are also licensed as insurance agents by applicable state insurance authorities and appointed as agents of the Company. Selling Agents who are registered representatives of CUNA Brokerage Services, Inc. or our affiliates are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash items that we may jointly provide with CUNA Brokerage Services, Inc. or our affiliates. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. Sales of the Contracts may help registered representatives of CUNA Brokerage Services, Inc. qualify for such benefits.

The amount and timing of commissions we may pay to Selling Broker-Dealers may vary depending on the selling agreement and the Contract sold but is not expected to be more than [o]% of each Purchase Payment. We may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

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

We also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers. These allowances may be based on a percentage of each Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as "override" compensation or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealers' preferred or recommended list, increased access to the Selling Broker-Dealers' registered representatives for purposes of promoting sales of our products, assistance in training and education of the Selling Agents, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer's actual or expected aggregate sales of our annuity contracts (including the Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

CYBER SECURITY

Our business is highly dependent upon the effective operation of our computer systems and those of our business partners, so that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, CUNA Brokerage Services, Inc., and intermediaries may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, cause the release and possible destruction of confidential Owner or business information, impede order processing, subject us and/or CUNA Brokerage Services, Inc. and intermediaries to regulatory fines and financial losses and/or cause reputational damage. There can be no assurance that we or CUNA Brokerage Services, Inc. will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

AUTHORITY TO CHANGE

Only the President or Secretary of the Company may change or waive any of the terms of your Contract. Any change must be in writing and signed by the President or Secretary of the Company. You will be notified of any such change, as required by law.

INCONTESTABILITY

We consider all statements in your application (in the absence of fraud) to be representations and not warranties. We will not contest your Contract.

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

MISSTATEMENT OF AGE OR GENDER

If an Annuitant's date of birth is misstated, we will adjust the income payments under the Contract to be equal to the payout amount the Contract Value would have purchased based on the Annuitant's correct date of birth. If an Annuitant's gender has been misstated, and the Life Income Rate Type is based on gender, we will adjust the income payments under the Contract to be equal to the payout amount the Contract Value would have purchased based on the Annuitant's correct gender. We will add any underpayments to the next payment. We will subtract any overpayment from future payments. We will not credit or charge any interest to any underpayment or overpayment.

CONFORMITY WITH APPLICABLE LAWS

The provisions of the Contract conform to the minimum requirements of the state in which the Contract is delivered (i.e., the "state of issue"). The laws of the state of issue control any conflicting laws of any other state in which the Owner may live on or after the Contract Issue Date. If any provision of your Contract is determined not to provide the minimum benefits required by the state in which the Contract is issued, such provision will be deemed to be amended to conform or comply with such laws or regulations. Further, the Company will amend the Contract to comply with any changes in law governing the Contract or the taxation of benefits under the Contract.

REPORTS TO OWNERS

At least annually, we will mail a report to you at your last known address of record, a report that will state the beginning and end dates for the current report period; your Contract Value at the beginning and end of the current report period; the amounts that have been credited and debited to your Contract Value during the current report period, identified by the type of activity the amount represents; the Surrender Value at the end of the current report period; and any other information required by any applicable law or regulation.

You also will receive confirmations of each financial transaction, such as transfers, withdrawals, and surrenders.

CHANGE OF ADDRESS

You may change your address by writing to us at our Administrative Office. If you change your address, we will send a confirmation of the address change to your old addresses.

INQUIRIES

You may make inquiries regarding your Contract by writing to us or calling us at our Administrative Office.

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CORPORATE HISTORY OF THE COMPANY
--------------------------------------------------------------------------------

[To be updated by amendment.] We are a wholly-owned indirect subsidiary of CMFG Life Insurance Company ("CMFG Life") and a direct wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"). We were formed by CMFG Life on February 27, 1976, as a stock life insurance company under the laws of the State of Wisconsin for the purpose of writing credit disability insurance. The original name of the Company was CUDIS Insurance Society, Inc. On August 3, 1989, the Company's name changed to CUMIS Life Insurance, Inc., and was subsequently changed to its current name on January 1, 1993. League Life Insurance Company (Michigan) merged into the Company on January 1, 1992 and MEMBERS Life Insurance Company (Texas) merged into the Company on January 1, 1993. The Company re-domiciled from Wisconsin to Iowa on May 3, 2007. The Company is 100% owned by CMIC, which is in turn 100% owned by CMFG Life. On February 17, 2012, we amended and restated our Articles of Incorporation pursuant to which we amended our purpose to be the writing of any and all of the lines of insurance and annuity business authorized by Iowa Code Chapter 508 and any other line of insurance or annuity business authorized by the laws of the State of Iowa. Currently, the Company has no employees.

CMFG Life is a stock insurance company organized on May 20, 1935 and domiciled in Iowa. CMFG Life is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, CMFG Life and its affiliated companies currently offer deferred and immediate annuities, individual term and permanent life insurance, and accident and health insurance. In 2012, CMFG Life was reorganized as a wholly-owned subsidiary of CUNA Mutual Holding Company, a mutual holding company organized under the laws of Iowa.

The Company is authorized to sell life, health and annuity policies in all states in the U.S. and the District of Columbia, except New York. In 2014, approximately 63%, 22% and 5% of the premiums paid under policies issued by the Company were generated in Michigan, Texas and California, respectively. No other state accounts for more than 5% of the premiums paid under the Company's policies for any year in the three years ended December 31, 2014. In 2014, approximately 12% of annuities related to the Index-Linked Annuity Contract were generated in Michigan; no other state accounted for more than 10% of sales of the Index-Linked Annuity Contract paid to the Company for the year ended December 31, 2014. As of December 31, 2014 and 2013, we had more than $399 million and $138 million in assets and we had more than $129 million and $147 million of life insurance in force, respectively.

Currently, the Company primarily services existing blocks of individual and group life policies. In addition, in August 2013, the Company began issuing the Index-Linked Annuity Contract under the name "MEMBERS Zone Annuity". The Contract described in this Prospectus is first being offered as of the date of this Prospectus.

CMFG Life provides significant services required in the conduct of the Company's operations. We have entered into the following two contracts for the administration of our business:

    o a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement , pursuant to which CMFG Life performs certain administrative functions related to agent licensing, payment of commissions, actuarial services, annuity policy issuance and service, accounting and financial compliance, market conduct, general and informational services and marketing as well as share certain resources and personnel with us; and

    o a Procurement and Disbursement and Billing and Collection Services Agreement, pursuant to which CMFG Life provides certain procurement, disbursement, billing and collection services.

You may write us at 2000 Heritage Way, Waverly, Iowa 50677-9202, or call us at 1-800-798-5500.

We share space with our parent, CMFG Life. CMFG Life occupies office space in Madison, Wisconsin and Waverly, Iowa that is owned by CMFG Life. Expenses associated with the facilities are allocated to us through the Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement described above.

FINANCIAL INFORMATION

Our financial statements have been prepared in accordance with U.S. GAAP.

INVESTMENTS

Our investment portfolio consists primarily of fixed income securities.

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REINSURANCE

We reinsure portions of our life insurance exposure with affiliated insurance companies under traditional indemnity reinsurance arrangements. We entered into a Coinsurance Agreement with CMFG Life in 2012. Under this agreement, we agreed to cede 95% of all insurance in force, including annuity contracts, as of October 31, 2012 to CMFG Life. In 2013, we entered into a second Coinsurance Agreement to cede 100% of all insurance issued on and after January 1, 2013 to CMFG Life. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer nearly all of the Company's underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for nearly all of its liabilities.

POLICY LIABILITIES AND ACCRUALS

The applicable accounting standards and state insurance laws under which we operate require that we record policy liabilities to meet the future obligations associated with all of our outstanding policies.

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POTENTIAL RISK FACTORS THAT MAY AFFECT OUR BUSINESS AND OUR FUTURE RESULTS
--------------------------------------------------------------------------------
[TO BE UPDATED BY AMENDMENT.]

ALTHOUGH ECONOMIC CONDITIONS BOTH DOMESTICALLY AND GLOBALLY HAVE CONTINUED TO IMPROVE SINCE THE FINANCIAL CRISIS IN 2008, WE REMAIN VULNERABLE TO MARKET UNCERTAINTY AND CONTINUED FINANCIAL INSTABILITY OF NATIONAL, STATE AND LOCAL GOVERNMENTS. CONTINUED DIFFICULT CONDITIONS IN THE GLOBAL CAPITAL MARKETS AND ECONOMY COULD DETERIORATE IN THE NEAR FUTURE AND AFFECT OUR FINANCIAL POSITION AND OUR LEVEL OF EARNINGS FROM OUR OPERATIONS.

Markets in the United States and elsewhere experienced extreme volatility and disruption since the second half of 2007, due in part to the financial stresses affecting the liquidity of the banking system and the financial markets. This volatility and disruption reached unprecedented levels in late 2008 and early 2009. The United States entered a severe recession and recovery was slow with long-term high unemployment rates and lower average household income levels. One of the strategies used by the U.S. government to stimulate the economy has been to keep interest rates low and increase the supply of United States dollars. While these strategies have appeared to have had positive effects, any future economic downturn or market disruption could negatively impact our ability to invest our funds.

Specifically, if market conditions deteriorate in 2015 or beyond:

    o   our investment portfolio could incur other than temporary impairments;

    o due to potential downgrades in our investment portfolio, we could be required to raise additional capital to sustain our current business in force and new sales of our annuity products, which may be difficult in a distressed market. If capital would be available, it may be at terms that are not favorable to us; or

    o our liquidity could be negatively affected and we could be forced to further limit our operations and our business could suffer, as we need liquidity to pay our policyholder benefits and operating expenses.

The principal sources of our liquidity are monthly settlements under the coinsurance agreements with CMFG Life, annuity deposits, investment income, proceeds from the sale, maturity and call of investments and capital contributions from CMFG Life.

GOVERNMENTAL INITIATIVES INTENDED TO IMPROVE GLOBAL AND LOCAL ECONOMIES THAT HAVE BEEN ADOPTED MAY NOT BE EFFECTIVE AND, IN ANY EVENT, MAY BE ACCOMPANIED BY OTHER INITIATIVES, INCLUDING NEW CAPITAL REQUIREMENTS OR OTHER REGULATIONS THAT COULD MATERIALLY AFFECT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND LIQUIDITY IN WAYS THAT WE CANNOT PREDICT.

We are subject to extensive laws and regulations that are administered and enforced by a number of different regulatory authorities including state insurance regulators, the National Association of Insurance Commissioners ("NAIC") and the SEC. Some of these authorities are or may in the future consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements, any of which in turn could materially affect our results of operations, financial condition and liquidity.

WE FACE POTENTIAL COMPETITION FROM COMPANIES THAT HAVE GREATER FINANCIAL RESOURCES, BROADER ARRAYS OF PRODUCTS, HIGHER RATINGS AND STRONGER FINANCIAL PERFORMANCE, WHICH MAY IMPAIR OUR ABILITY TO ATTRACT NEW CUSTOMERS AND MAINTAIN OUR PROFITABILITY AND FINANCIAL STRENGTH. IT MAY ALSO IMPAIR OUR ABILITY TO RETAIN CUSTOMERS WHICH COULD INCREASE SURRENDERS AND IMPACT PROFITABILITY AND FINANCIAL STRENGTH.

We operate in a highly competitive industry. Many of our competitors are substantially larger and enjoy substantially greater financial resources, claims-paying ability and financial strength, broader and more diversified product lines and more widespread distribution relationships. Our annuity products compete with fixed indexed, traditional fixed rate and variable annuities (and combinations thereof) sold by other insurance companies and also with mutual fund products, traditional bank investments and other investment and retirement funding alternatives offered by asset managers, banks and broker-dealers. Our annuity products also compete with products of other insurance companies, financial intermediaries and other institutions based on a number of factors, including crediting rates, policy terms and conditions, services provided to distribution channels and policyholders, ratings, reputation and distribution compensation.

Our ability to compete will depend in part on the performance of our products. We will not be able to accumulate and retain assets under management for our products if our products underperform the market or the competition, since such underperformance likely would result in asset withdrawals and reduced sales.

We compete for distribution sources for our products. We believe that our success in competing for distributors will depend on factors such as our financial strength, the services we provide to, and the relationships we develop with these distributors and offering competitive commission structures. Our distributors will generally be free to sell products from whichever providers they wish, which makes it important for us to continually offer distributors products and services they find attractive. If our products or services fall short of distributors' needs, we may not be able to establish and maintain satisfactory relationships with distributors of our annuity products. Our ability to compete will also depend in part on our ability to develop innovative new products and bring them to market more quickly than our competitors. In order for us to compete in the future, we will need to continue to bring innovative products to market in a timely fashion. Otherwise, our revenues and profitability could suffer.

THE LOSS OF KEY EMPLOYEES COULD DISRUPT OUR OPERATIONS.

Our success depends in part on the continued service of key executives within our Company and our ability to attract and retain additional executives and employees. The loss of key employees or our inability to recruit and retain additional qualified personnel could cause disruption in our business and prevent us from fully implementing our business strategies, which could materially and adversely affect our business, growth and profitability.

CHANGES IN STATE AND FEDERAL REGULATION MAY AFFECT OUR PROFITABILITY.

We are subject to regulation under applicable insurance statutes, including insurance holding company statutes, in the various states in which we transact business. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies or their holding companies. As increased scrutiny has been placed upon the insurance regulatory framework, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems.

Regulators oversee matters relating to trade practices, policy forms, claims practices, guaranty funds, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, transactions with related parties, changes in control and payment of dividends.

State insurance regulators and the NAIC continually reexamine existing laws and regulations and may impose changes in the future.

We are subject to the NAIC's risk-based capital requirements which are intended to be used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies for the purpose of initiating regulatory action. We also may be required, under solvency or guaranty laws of most states in which we do business, to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities for insolvent insurance companies.

Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation, securities regulation and federal taxation, can significantly affect the insurance business. In addition, legislation has been enacted which could result in the federal government assuming some role in the regulation of the insurance industry.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted and signed into law, making extensive changes to the laws regulating the financial services industry. Among other things, the Dodd-Frank Act imposes a comprehensive new regulatory regime on the over-the-counter ("OTC") derivatives marketplace and grants new joint regulatory authority to the SEC and the U.S. Commodity Futures Trading Commission ("CFTC") over OTC derivatives. While the SEC and CFTC continue to promulgate rules required by the Dodd-Frank Act, most rules have been finalized and, as a result, certain of derivatives operations that support the Company's products are subject to, among other things, new recordkeeping, reporting and documentation requirements and new clearing requirements for certain swap transactions (currently, certain interest rate swaps and index-based credit default swaps; cleared swaps require the posting of margin to a clearinghouse via a futures commission merchant and, in some case, to the futures commission merchant as well). In addition, non-cleared derivatives entered into as part of the Company's derivatives operations will, in the future, become subject to initial and variation margin requirements. On September 3, 2014, the Board of Governors of the Federal Reserve System jointly adopted, with certain federal banking regulators, referred to as the "Prudential Regulators," re-proposed rules that would require certain derivatives market participants to collect margin from, and post margin to, their counterparties. Under the re-proposed rules, the Company would be considered a "financial end-user" that, when facing the relevant market participants, are required to post and collect variation margin in cash and, depending on their derivatives exposure, may be required to post and collect initial margin. The CFTC re-proposed substantially similar rules on September 17, 2014 that may also affect certain of the Company's U.S. derivatives operations. Other regulatory requirements may indirectly impact the Company. For example, non-U.S. counterparties of the Company may also be subject non-U.S. regulation of their derivatives transactions with the Company. In addition, counterparties regulated by the Prudential Regulators are subject to liquidity, leverage and capital requirements that impact their derivatives transactions with the Company. Collectively, these new requirements have increased the direct and indirect costs of the Company's derivatives activities and may further increase them in the future.

The Dodd-Frank Act also established a Federal Insurance Office ("FIO") under the U.S. Treasury Department. Although the Federal Insurance Office was not granted general supervisory authority over the insurance industry, it is authorized to, among other things, (1) monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance and (2) recommend changes to the state system of insurance regulation to the U.S. Congress. The FIO is required to issue several reports to Congress on the insurance industry, most notably, (i) a report on "how to modernize and improve the system of insurance regulation in the United States", and (ii) a report on "the breadth and scope of the global reinsurance market and the critical role such market plays in supporting insurance in the United States." The FIO issued its report on how to modernize and improve the system of insurance regulation in the United States in December 2013. The report details the strengths and weaknesses of the current insurance regulatory system and makes recommendations in the areas of insurance sector solvency and marketplace regulation. Although the report stops short of recommending direct federal regulation of insurance, it does recommend significantly greater federal involvement in a number of areas. In December 2014, the FIO published its report on the breadth and scope of the global reinsurance market. In this reinsurance report, the FIO indicates that reinsurance collateral continues to be at the forefront of its thinking with regard to potential direct federal involvement in insurance regulation. Specifically, the FIO's report argues that federal officials are well-positioned to make determinations regarding whether a foreign jurisdiction has sufficiently effective regulation and, in doing so, consider other prudential issues pending in the U.S. and between the U.S. and affected foreign jurisdictions. The reinsurance report notes that work continues towards initiating negotiations for covered agreements with leading reinsurance jurisdictions that may have the effect of preempting inconsistent state laws. It remains to be seen whether, in 2015, one or more proposed "covered agreements" with major U.S. trading partners (including possibly the entirety of the European Union), that trade collateral reduction--and possibly more--for recognition of the U.S. system of insurance regulation as equivalent, will be entered into. More generally, it remains to be seen whether either of the FIO's reports will affect the manner in which insurance and reinsurance are regulated in the U.S. and, thereby, the Company's business.

The Dodd-Frank Act established a new federal council of financial regulators, the Financial Stability Oversight Council ("Council"), which is charged with identifying risks to the financial stability of the U.S. financial markets, promoting market discipline, and responding to emerging threats to the stability of the U.S. financial markets. The Council is empowered to make recommendations to primary financial regulatory agencies regarding the application of new or heightened standards and safeguards for financial activities or practices, and certain participation in such activities, that threaten the stability of the U.S. financial markets. In addition, the Council is authorized to determine whether an insurance company is systematically significant and to recommend that it should be subject to enhanced prudential standards and to supervision by the Board of Governors of the Federal Reserve System. In April 2012, the Council approved its final rule for designating non-bank financial companies as systemically important financial institutions ("SIFI"). Under the final rule, the Company's assets, liabilities and operations do not currently satisfy the financial thresholds that serve as the first step of the three-stage process to designate a non-bank financial company as a SIFI. Despite not being a SIFI, the Company could potentially be subject to the orderly liquidation authority of the Federal Deposit Insurance Corporation ("FDIC"), in accordance with Title II of the Dodd-Frank Act. Title II of the Dodd-Frank Act provides that the FDIC, under certain circumstances, may be appointed receiver of a "covered financial company," which could include an insurance company, for purposes of liquidating such company. This would apply to insurance companies in a limited context, where the relevant state insurance regulator has failed to act within 60 days after a determination has been made to subject the insurance company to the FDIC's orderly liquidation authority, and resolution by the FDIC would be in accordance with state insurance law.

CHANGES IN FEDERAL INCOME TAXATION LAWS MAY AFFECT SALES OF OUR PRODUCTS AND PROFITABILITY.

The annuity products that we market generally provide the policyholder with certain federal income tax advantages. For example, federal income taxation on any increases in non-qualified annuity contract values (i.e., the "inside build-up") is deferred until it is received by the policyholder. With other savings and investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is earned.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages for annuities. If legislation were enacted to eliminate the tax deferral for annuities, such a change may have an adverse effect on our ability to sell non-qualified annuities. Non-qualified annuities are annuities that are not sold to a qualified retirement plan.

Distributions from non-qualified annuity policies have been considered "investment income" for purposes of the Medicare tax on investment income contained in the Health Care and Education Reconciliation Act of 2010. As a result, in certain circumstances, a 3.8% tax ("Medicare Tax") may be applied to some or all of the taxable portion of distributions from non-qualified annuities to individuals whose income exceeds certain threshold amounts. This new tax may have an adverse effect on our ability to sell non-qualified annuities to individuals whose income exceeds these threshold amounts and could accelerate withdrawals due to this additional tax. The constitutionality of the Health Care and Education Reconciliation Act of 2010 is currently the subject of multiple litigation actions initiated by various state attorneys general, and the Act is also the subject of several proposals in the U.S. Congress for amendment and/or repeal. The outcome of such litigation and legislative action as it relates to the 3.8% Medicare Tax is unknown at this time.

WE FACE RISKS RELATING TO LITIGATION, INCLUDING THE COSTS OF SUCH LITIGATION, MANAGEMENT DISTRACTION AND THE POTENTIAL FOR DAMAGE AWARDS, WHICH MAY ADVERSELY IMPACT OUR BUSINESS.

We may become involved in litigation, both as a defendant and as a plaintiff, relating to claims arising out of our operations in the normal course of business. In addition, state regulatory bodies, such as state insurance departments, the SEC, FINRA, the Department of Labor, and other regulatory bodies regularly make inquiries and conduct examinations or investigations of companies in the annuity business concerning compliance with, among other things, insurance laws, securities laws, the Employee Retirement Income Security Act of 1974, as amended, and laws governing the activities of broker-dealers. Companies in the annuity business have faced litigation, including class action lawsuits, alleging improper product design, improper sales practices and similar claims. There can be no assurance that any future litigation will not have a material adverse effect on our business, financial condition or results of operations through distraction of our management or otherwise.

--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
[To be updated by amendment.]

The following selected financial data is derived from the Company's financial statements and should be read in conjunction with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations". The results of operations data for the years ended December 31, 2014, 2013 and 2012 and the balance sheet data as of December 31, 2014 and 2013 should be read in conjunction with our financial statements and related notes appearing elsewhere in this Prospectus. The results for the past periods are not necessarily indicative of results that may be expected for future periods. The Company entered into agreements in 2013 and 2012 which impact the Company's financial results. See the reinsurance footnote within the Company's financial statements appearing elsewhere in this Prospectus.

--------------------------------------------------------------------------------------------------------
                                                          FOR THE YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------

RESULTS OF OPERATIONS DATA:                  2014        2013          2012        2011         2010
--------------------------------------------------------------------------------------------------------
                                                             (DOLLARS IN THOUSANDS)
REVENUES
  Life and health premiums               $      127    $    139     $ (20,459)   $   3,409     $   3,744
  Contract charges                               24          46            460         501           533
  Net investment income                         278         176          1,928       2,175         2,090
  Net realized gains on investments               -           -          4,319         119           245
  Other income                                    -         293              -           -             -
--------------------------------------------------------------------------------------------------------
Total revenues                                  429         654       (13,752)       6,204         6,612
--------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
  Life and health insurance claims
  and benefits                                  112         179       (20,028)       2,268         2,261
  Interest credited to policyholder
  account balances                                8           9            158         164           163
  Operating and other expenses                  137          86          1,087       1,040           827
--------------------------------------------------------------------------------------------------------
Total benefits and expenses                     257         274       (18,783)       3,472         3,251
--------------------------------------------------------------------------------------------------------

Income before income taxes                      172         380          5,031       2,732         3,361
Income tax expense                               11         249          1,679         921         1,074
--------------------------------------------------------------------------------------------------------
Net income                               $      161    $    131     $    3,352   $   1,811     $   2,287
--------------------------------------------------------------------------------------------------------
                                                                    DECEMBER 31,

BALANCE SHEET DATA:                          2014        2013          2012        2011         2010
--------------------------------------------------------------------------------------------------------
                                                             (DOLLARS IN THOUSANDS)
ASSETS:
   Total investments                     $   13,313    $  6,681     $    8,691   $  53,678     $  50,145
   Cash and cash equivalents                  5,602      11,105          4,926       3,853         2,259
   Reinsurance recoverable                   25,532      25,525         26,391           -             -
   Assets on deposits                       349,937      89,313              -           -             -
   Total assets                             399,381     138,582         47,405      64,248        62,416
LIABILITIES AND STOCKHOLDER'S EQUITY:
   Claim and policy benefit reserves         22,368      23,196         24,112      23,974        24,896
   Policyholder account balances            353,549      93,047          3,797       3,885         4,118
   Total liabilities                        380,166     119,481         28,281      28,212        29,408
   Total stockholder's equity                19,215      19,101         19,124      36,036        33,008
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
[To be updated by amendment.]

Management's Discussion and Analysis of Financial Condition and Results of Operations reviews our financial condition at December 31, 2014 and December 31, 2013; our results of operations for the years ended December 31, 2014, 2013 and 2012; and where appropriate, factors that may affect future financial performance. This discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this Prospectus. The dollar amounts disclosed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are "in thousands."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All statements, trend analyses and other information contained in this Prospectus and elsewhere (such as in press releases, presentations by us, our immediate parent CMIC, or CMFG Life, our management or oral statements) relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", and other similar expressions, constitute forward-looking statements. We caution that these statements may vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Factors that could contribute to these differences include, among other things:

  o general economic conditions and other factors, including prevailing interest rate levels and stock and credit market performance which may affect (among other things) our ability to sell our products, our ability to access capital resources and the costs associated therewith, the fair value of our investments, which could result in other than temporary impairments, and certain liabilities, and the lapse rate and profitability of policies;

  o  customer response to new products and marketing initiatives;

  o changes in the Federal income tax laws and regulations which may affect the relative income tax advantages of our products;

  o  increasing competition in the sale of annuities;

  o regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank and credit union sales and underwriting of insurance products and regulation of the sale, underwriting and pricing of products; and

  o  the risk factors or uncertainties listed in this Prospectus.

For a detailed discussion of these and other factors that might affect our performance see the section entitled "Potential Risk Factors That May Affect Our Business and Our Future Results."

OVERVIEW

We are a wholly-owned indirect subsidiary of CMFG Life and a direct wholly-owned subsidiary of CMIC. Our ultimate parent is CUNA Mutual Holding Company ("CM Holding"), a mutual holding company organized under the laws of Iowa. On May 3, 2007, the Company re-domiciled from Wisconsin to Iowa. On February 17, 2012, we amended and restated our Articles of Incorporation pursuant to which we amended our purpose to be the writing of any and all of the lines of insurance and annuity business authorized by Iowa Code Chapter 508 as authorized by the laws of the State of Iowa.

The Company is authorized to sell life, health and annuity policies in all states in the U.S. and the District of Columbia, except New York. In 2014, approximately 63%, 22% and 5% of the premiums paid under policies issued by the Company were generated in Michigan, Texas and California, respectively. No other state accounts for more than 5% of the premiums paid under the Company's policies for any year in the three years ended December 31, 2014. In 2014, approximately 12% of annuities related to the Index- Linked Annuity Contract were generated in Michigan; no other state accounted for more than 10% of sales of the Index-Linked Annuity Contract paid to the Company for the year ended December 31, 2014. As of December 31, 2014 and 2013, we had more than $399 million and $138 million in assets and we had more than $129 million and $147 million of life insurance in force, respectively.

Currently, the Company primarily services existing blocks of individual and group life policies and began marketing the Index-Linked Annuity Contract in August 2013. The Contract discussed in this Prospectus is first being offered as of the date of this Prospectus. We distribute the Contract through multiple face-to-face distribution channels, including:

  o Managed Agents: employees of the Company who sell insurance and investment products to members of credit unions that have contracted with the Company and its affiliates to provide these services;

  o Dual Employee Agents: employees of credit unions who sell insurance and investment products to members of credit unions that have contracted with the Company and its affiliates to provide these services. These agents are registered representatives of the Company's affiliated broker dealer, CUNA Brokerage Services, Inc.; and

  o Independent Agents: agents who also represent other insurance companies and, along with or through an unaffiliated broker-dealer, contract with the Company to offer its individual life insurance and annuity products that are made available for distribution through this channel.

We entered into a coinsurance agreement with CMFG Life in 2012. Under this agreement, we agreed to cede 95% of all insurance in force as of October 31, 2012 to CMFG Life. In 2013, we entered into a second agreement to cede 100% of all insurance issued on and after January 1, 2013 to CMFG Life. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer nearly all of the Company's underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for nearly all of its liabilities. As a result, the Company believes its profitability going forward will be minimal.

CMFG Life provides significant services required in the conduct of the Company's operations. CMFG Life allocates expenses to us on the basis of estimated time spent by employees of CMFG Life on Company matters and the use of operational resources. Management believes the allocations of expenses are reasonable and that the results of the Company's operations may have materially differed in a negative manner from the results reflected in the accompanying financial statements if the Company did not have this relationship.

CRITICAL ACCOUNTING POLICIES

The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. The following summary of our critical accounting policies is intended to enhance your ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates.

USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and in some cases the difference could be material. Investment valuations, embedded derivatives, claim and policyholder benefit reserves and deferred tax asset valuation reserves are most affected by the use of estimates and assumptions.

INVESTMENT VALUATION. Investments in debt securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on investments in debt securities, net of federal income taxes, are included in accumulated other comprehensive income as a separate component of stockholder's equity.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets and liabilities into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

  o Level 1: Inputs are directly observable and represent quoted prices for identical assets or liabilities in active markets the Company has the ability to access at the measurement date.

  o Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset or liability. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  o Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

For purposes of determining the fair value of the Company's investments, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. In the absence of sufficient observable inputs, unobservable inputs, reflecting the Company's estimates of the assumptions market participants would use in valuing investments, are developed based on the best information available in the circumstances. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for assessing fair value. The availability of observable inputs varies by investment. In situations where the fair value is based on inputs that are unobservable in the market or on inputs from inactive markets, the determination of fair value requires more judgment and is subject to the risk of variability. The degree of judgment exercised by the Company in determining fair value is typically greatest for investments categorized in Level 3.

Our assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2014 are presented below based on the fair value hierarchy levels.

----------------------------------------------------------------------------------------------------------------

ASSETS, AT FAIR VALUE                         LEVEL 1           LEVEL 2             LEVEL 3              TOTAL
----------------------------------------------------------------------------------------------------------------
Cash equivalents                             $   3,681        $        -          $         -          $   3,681
Debt securities:
   U.S. government and agencies                      -             9,987                    -              9,987
   Mortgage-backed securities:
       Residential mortgage-backed                   -             3,207                    -              3,207
----------------------------------------------------------------------------------------------------------------
       Total debt securities                         -            13,194                    -             13,194
   Derivatives embedded in assets on
   deposits                                          -                 -               45,503             45,503
----------------------------------------------------------------------------------------------------------------

   Total assets                              $   3,681        $   13,194          $    45,503          $  62,378
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

LIABILITIES, AT FAIR VALUE                    LEVEL 1           LEVEL 2             LEVEL 3              TOTAL
----------------------------------------------------------------------------------------------------------------
Derivatives embedded in annuity contracts    $       -        $        -          $    45,503          $  45,503
----------------------------------------------------------------------------------------------------------------

   Total liabilities                         $       -        $        -          $    45,503          $  45,503
----------------------------------------------------------------------------------------------------------------

Our assets which are measured at fair value on a recurring basis as of December 31, 2013 are presented below based on the fair value hierarchy levels.

----------------------------------------------------------------------------------------------------------------

ASSETS, AT FAIR VALUE                         LEVEL 1           LEVEL 2             LEVEL 3              TOTAL
----------------------------------------------------------------------------------------------------------------
Cash equivalents                             $  10,336        $        -          $         -          $  10,336
Debt securities:
   U.S. government and agencies                  2,556                 -                    -          $   2,556
   Mortgage-backed securities:
       Residential mortgage-backed                   -             4,000                    -              4,000
----------------------------------------------------------------------------------------------------------------
       Total debt securities                     2,556             4,000                    -              6,556
   Derivatives embedded in assets on
   deposits                                          -                 -                8,652              8,652
----------------------------------------------------------------------------------------------------------------

   Total assets                              $  12,739        $      153          $     8,652          $  25,544
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

LIABILITIES, AT FAIR VALUE                    LEVEL 1           LEVEL 2             LEVEL 3              TOTAL
----------------------------------------------------------------------------------------------------------------
Derivatives embedded in annuity contracts    $       -        $        -          $     8,652          $   8,652
----------------------------------------------------------------------------------------------------------------

   Total liabilities                         $       -        $        -          $     8,652          $   8,652
----------------------------------------------------------------------------------------------------------------

OTHER-THAN-TEMPORARY INVESTMENT IMPAIRMENTS. Investment securities are reviewed for other than temporary impairment ("OTTI") on an ongoing basis. The Company creates a watchlist of securities based largely on the fair value of an investment security relative to its cost basis. When the fair value drops below the Company's cost, the Company monitors the security for OTTI. The determination of OTTI requires significant judgment on the part of the Company and depends on several factors, including:

  o  the existence of any plans to sell the investment security;

  o  the extent to which fair value is less than book value;

  o the underlying reason for the decline in fair value (credit concerns, interest rates, etc.);

  o the financial condition and near term prospects of the issuer/borrower, including the ability to meet contractual obligations, relevant industry trends and conditions;

  o the Company's intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in fair value;

  o the Company's ability to recover all amounts due according to the contractual terms of the agreements; and

  o the Company's collateral position in the case of bankruptcy or restructuring.

A debt security is considered other-than-temporarily impaired when the fair value is less than the amortized cost basis and its value is not expected to recover through the Company's holding period of the security. If a credit loss exists, but the Company does not intend to sell the impaired debt security and is not more likely than not to be required to sell before recovery, it is required to bifurcate the impairment into the loss that is attributable to credit and non-credit related risk. The credit portion of the OTTI is the difference between the present value of the expected future cash flows and amortized cost. Only the estimated credit loss amount is recognized in earnings, with the remainder of the loss amount recognized in other comprehensive income. If the Company intends to sell, at the time this determination is made, the Company records a realized loss equal to the difference between the amortized cost and fair value. The fair value of the other-than-temporarily impaired security becomes its new cost basis. In determining whether an unrealized loss is expected to be other than temporary, the Company considers, among other factors, any plans to sell the security, the severity of impairment, financial position of the issuer, recent events affecting the issuer's business and industry sector, credit ratings, and the ability of the Company to hold the investment until the fair value has recovered at least its original cost basis.

For securitized debt securities, the Company considers factors including commercial and residential property changes in value that vary by property type and location and average cumulative collateral loss rates that vary by vintage year. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries. In addition, projections of expected future debt security cash flows may change based upon new information regarding the performance of the issuer and/or underlying collateral.

For certain securitized financial assets with contractual cash flows, the Company is required to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an OTTI charge is recognized. The Company also considers its intent to retain a temporarily impaired security until recovery. Estimating future cash flows involves judgment and includes both quantitative and qualitative factors. Such determinations incorporate various information and assessments regarding the future performance of the underlying collateral. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

Management has completed a review for other-than-temporarily impaired securities at December 31,

2014, 2013 and 2012 and recorded no OTTI. As a result of the subjective nature of these estimates, however, provisions may subsequently be determined to be necessary as new facts emerge and a greater understanding of economic trends develops. Consistent with the Company's practices, OTTI will be recorded as appropriate and as determined by the Company's regular monitoring procedures of additional facts.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company issues deferred annuity contracts that contain embedded derivatives. Derivatives embedded within non-derivative host contracts are separated from the host instrument when the embedded derivative is not clearly and closely related to the host instrument. Such embedded derivatives are recorded at fair value, and they are reported as part of assets on deposit and policyholder account balances in the balance sheets, with the change in the value being recorded in net realized investment gains.

Changes in the fair value of the embedded derivative in assets on deposit offset changes in the fair value of the embedded derivative in policyholder account balances; both of these changes are included in net realized investment gains. Accretion of the interest on assets on deposit offsets accretion of the interest on the host contract; both of these activities are included in interest credited on policyholder account balances.

REINSURANCE. Reinsurance premiums, claims and benefits, commission expense reimbursements, and reserves related to reinsured business ceded are accounted for on a basis consistent with the accounting for the underlying direct policies that have been ceded and the terms of the reinsurance contracts. Premiums and insurance claims and benefits in the statements of operations and comprehensive income (loss) are reported net of the amounts ceded to other companies under such reinsurance contracts. Ceded insurance reserves and ceded benefits paid are included in reinsurance recoverables along with certain ceded policyholder account balances which include mortality risk. A prepaid reinsurance asset is also recorded for the portion of unearned premiums related to ceded policies.

The Company entered into a coinsurance agreement with CMFG Life, as described above under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." As consideration for the reinsurance provided under this agreement, we transfer nearly all of our revenues to CMFG Life. Specifically, CMFG Life receives 95% of all premiums and insurance claims and benefits received on account of our existing business.

The Company entered into a second agreement with CMFG Life, as described above under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview," to cede 100% of its new business, which includes investment type contracts such as the Contract. Accordingly, the agreement is accounted for using the deposit method of accounting.

ASSETS ON DEPOSIT. Assets on deposit represent the amount of policyholder account balances related to deferred annuity contracts, an investment type contract, that are ceded to CMFG Life. These investment type contracts are accounted for on a basis consistent with the accounting for the underlying contracts. Since the related product is an investment type contract, the Company accounts for the reinsurance of these contracts using the deposit method of accounting consistent with the terms of the reinsurance agreement with CMFG Life. The related contract charges and interest credited to policyholder account balances in the statements of operations and comprehensive income (loss) are reported net of the amounts ceded under the agreement. See Note 7 of the Notes to the Financial Statements appearing elsewhere in this Prospectus for a further discussion of the ceding agreement.

INSURANCE RESERVES. Life and health claim and policy benefit reserves consist principally of future policy benefit reserves and reserves for estimates of future payments on incurred claims reported but not yet paid and unreported incurred claims. Such estimates are developed using actuarial principles and assumptions based on past experience adjusted for current trends. Any change in the probable ultimate liabilities is reflected in net income in the period in which the change is determined.

When actual experiences indicate that existing contract liabilities, together with the present value of future gross premiums, will not be sufficient to recover the present value of future benefits or recover unamortized deferred acquisition costs, a premium deficiency will be recognized by either a reduction in unamortized acquisition costs or an increase in liability of future benefits.

The Company entered into two agreements with CMFG Life, as described above under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." These agreements do not relieve the Company of its obligations to its policyholders under contracts covered by these agreements. However, they do transfer nearly all of the Company's underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for nearly all of its liabilities.

POLICYHOLDER ACCOUNT BALANCES. The Company recognizes a liability at the stated account value for policyholder deposits that are not subject to significant policyholder mortality or longevity risk and for universal life-type policies. The account value equals the sum of the original deposit and accumulated interest, less any withdrawals and expense charges. The average credited rate of interest applied to the account values was 4.5% in 2014, 2013 and 2012. The minimum guaranteed rate of interest that must be credited to such account values for the life of those contracts is 4.5%.

The single premium deferred annuities, which are included in policyholder account balances, have two risk control accounts, referred to as the Secure and Growth Accounts; the Secure Account has a yearly credited interest rate floor of 0% and the yearly credited interest rate for the Growth Account is -10%. The Secure and Growth Accounts both have credited interest rate caps that vary with issuance. Interest is credited at the end of each selected index term based on the allocation between risk control accounts and the performance of an external index during the index term, subject to the interest rate floor and cap. Both the Secure and Growth Accounts use the S&P500 Index as a referenced index. At the end of the initial index term only the Secure Account will continue to be available as an option to the policyholder. The average annualized credited rate was 1.10% and 0.72% in 2014 and 2013, respectively.

The flexible premium deferred annuities, which will be included in policyholder account balances, have two risk control accounts, referred to as the Secure and Growth Accounts; the Secure Account has a yearly credited interest rate floor of 0% and the yearly credited interest rate for the Growth Account is -10%. The Secure Account and Growth Accounts both have credited interest rate caps that vary with issuance. Interest is credited at the end of each contract year during the selected index term based on the allocation between risk control accounts and the performance of an external index during the index term, subject to the interest rate floor and cap. Performance of both the Secure Account and the Growth Account is calculated based, in part, on the performance of the S&P 500 Index and/or the MSCI EAFE Index. At the end of the initial index term, a new term may be started subject to certain limitations, subject to the interest rate floor and cap.

INCOME TAXES. The Company recognizes taxes payable or refundable and deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. Deferred income tax assets can be realized through future earnings, including, but not limited to the generation of future income, reversal of existing temporary differences and available tax planning strategies.

The Company is subject to tax-related audits. These audits may result in additional tax assets or liabilities. In establishing tax liabilities, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the financial statements.

The Company is included in the consolidated federal income tax return of CUNA Mutual Holding Company ("CM Holding"), the Company's ultimate parent. The Company has entered into a tax sharing agreement with CM Holding and its subsidiaries. The agreement provides for the allocation of expenses based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year. Federal income taxes recoverable reported on the balance sheet are due from affiliates.

EXECUTIVE SUMMARY

The Company provides life and health insurance throughout the United States servicing its existing blocks of individual and group life policies, and began marketing the Index-Linked Annuity Contract in 2013 and the Contract offered by this Prospectus as of the date hereof. The Company is managed as two reportable business segments, (1) life and health, and (2) annuities. See Note 10 of the Notes to the Financial Statements appearing elsewhere in this Prospectus for information related to the two business segments.

In 2012, the Company entered into a reinsurance agreement with CMFG Life to cede 95% of its business inforce as of October 31, 2012. In 2013, it entered into a second agreement with CMFG Life to cede 100% of any new business written. See
Note 7 of the Notes to the Financial Statements appearing elsewhere in this Prospectus for information on the 2012 and 2013 agreements.

The Company began distributing the Index-Linked Annuity Contract, an individual or joint owned, single premium deferred annuity contract, in 2013 which became the Company's second reportable business segment. The Company began distributing the Contract as of the date of this Prospectus. The Company's annuities segment, which includes the Index-Linked Annuity Contract and the Contract, is ceded 100% to CMFG Life under the 2013 ceding agreement and accordingly does not impact the results of operations.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Total revenues, which consisted mainly of premiums, net realized investment gains and investment income, were $429, $654 and ($13,752) for the years ended December 31, 2014, 2013 and 2012, respectively. The decrease in total revenues in 2014 is reflective of a settlement received on investments that had previously been sold along with fewer investments to generate investment income in 2013. The increase in total revenues in 2013 is reflective of the reinsurance agreement executed in 2012 and an increase in other income which is a settlement received on investments that had previously been sold, partially offset by fewer investments to generate investment income. Premium revenue was $127, $139 and ($20,459) for the years ended December 31, 2014, 2013 and 2012, respectively, and consists of life and health direct (and ceded) written renewal premium. The decrease in 2014 premium revenue is due to the gradual runoff of the Company's life and health products. The increase in 2013 premium revenue is reflective of the reinsurance agreement executed in 2012. Total net investment income was $278, $176 and $1,928 for the years ended December 31, 2014, 2013 and 2012, respectively, which represents an average yield earned of 1.4%, 1.1% and 3.9% for the same periods, respectively. The increase in the Company's net investment income in 2014 is due to a 22% increase in invested assets and the reduction of investment expenses. The decrease in the Company's net investment income in 2013 is due to the Company having fewer investments after the transfer of investments in 2012 related to the 2012 reinsurance agreement and the return of capital to CMIC, with a total fair value of $44,587. The increase in average yield in 2014 is due to the Company increasing its invested assets in higher yielding investments. The decrease in average yield in 2013 is due to the Company investing in lower yielding assets. Net realized investment gains were $4,319 for the year ended December 31, 2012. There were no sales of investments in 2014 or 2013 that resulted in a realized gain or loss. The net realized investment gains in 2012 were due to the transfer of investments to CMFG Life in payment of ceded premium for the Company's coinsurance agreement on its inforce business and on investments transferred for the Company's return of capital to CMIC.

Total benefits and expenses were $257, $274 and ($18,783) for the years ended December 31, 2014, 2013 and 2012, respectively. The primary decrease in life and health benefits in 2014 is due to fewer claims incurred by the Company in 2014. The difference in life and health benefits and expenses in 2013 compared to 2012 is primarily due to benefits being ceded to CMFG Life in 2012 and an increase in product launch expenses related to the Company's Index-Linked Annuity Contract. Life and health benefits totaled $112, $179 and ($20,028) for the years ended December 31, 2014, 2013 and 2012, respectively. The Company ceded $23,114 of life and health benefits in 2012, leading to the increase in benefits in 2013 from 2012. The Company's primary expense is the payment of claims related to life insurance policies. Operating expenses totaled $137, $86 and $1,087 for the years ended December 31, 2014, 2013 and 2012, respectively. CMFG Life provides significant services required in the conduct of the Company's operations. Operating expenses incurred by the Company that are specifically identifiable are borne by the Company; other operating expenses are allocated from CMFG Life on the basis of estimated time and usage studies. Operating expenses are primarily related to and include employee costs such as wages and benefits, and credit union reimbursements whereby the Company reimburses credit unions for certain administrative expenses they incur in the production of new and renewal business sold for the Company and other operating expenses such as rent, insurance and utilities. The decrease in operating expenses in 2013 is due to the Company receiving a commission from CMFG Life for all expenses related to the Index-Linked Annuity Contract.

Income tax expense is recorded at 35% offset by prior year tax expense or benefits primarily related to interest on accrued refunds, resulting in an effective tax rate of 6.4%, 65.5% and 33.4% for the years ended December 31, 2014, 2013 and 2012, respectively.

Net income was $161, $131 and $3,352 for the years ended December 31, 2014, 2013 and 2012, respectively. The larger 2012 net income was primarily due to a significant increase in realized gains on investments transferred to CMFG Life in payment of ceded premium and on investments transferred for the Company's return of capital to CMIC.

FINANCIAL CONDITION

Our investment strategy is based upon a strategic asset allocation framework that considers the need to manage our General Account investment portfolio on a risk-adjusted spread basis for the underwriting of contract liabilities and to maximize return on retained capital. Our investment in bonds consists of publicly traded corporate bonds, mortgage-backed securities, and U.S. Treasury securities. While the investments are categorized as available for sale, we generally hold our bond portfolio to maturity.

Insurance statutes regulate the type of investments that we are permitted to purchase and limit the amount of funds that may be used for any one type of investment. In light of these statutes and regulations and our business and investment strategy, we generally seek to invest in United States government and government-sponsored agency securities and debt securities rated investment grade by established nationally recognized rating organizations or in securities of comparable investment quality, if not rated.

The composition of our investment portfolio at December 31, 2014 and December 31, 2013 was as follows:

--------------------------------------------------------------------------------
                                                     DECEMBER 31,
                                     -------------------------------------------
                                       2014        %         2013        %
--------------------------------------------------------------------------------
Debt Securities                      $13,194      99.1%    $ 6,556      98.2%
Policy loans                             104       0.8         110       1.6
Receivable for securities sold            15        01          15       0.2
--------------------------------------------------------------------------------
Total investments                    $13,313     100.0%    $ 8,691     100.0%
--------------------------------------------------------------------------------

The table below presents our total debt securities by type at December 31, 2013 and December 31, 2012.

--------------------------------------------------------------------------------
                                                     DECEMBER 31,
                                     -------------------------------------------
                                       2014        %         2013        %
--------------------------------------------------------------------------------
U.S. government and agencies         $ 9,987      75.6%    $ 2,556      39.0%
Mortgage-backed securities:
  Residential mortgage-backed          3,207      24.4       4,000      61.0
--------------------------------------------------------------------------------

Total debt securities                $13,194     100.0%    $ 6,556     100.0%
--------------------------------------------------------------------------------

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below at December 31, 2014. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------

                                        AMORTIZED COST     ESTIMATED FAIR VALUE
--------------------------------------------------------------------------------
Due after one year through five years   $         9,888    $              9,987
Mortgage-backed securities:
  Residential mortgage-backed                     2,966                   3,207
--------------------------------------------------------------------------------
Total debt securities                   $        12,854    $             13,194
--------------------------------------------------------------------------------

We have classified our debt securities as available for sale. Available for sale securities are reported at fair value and unrealized gains and losses, if any, on these securities (net of income taxes) are included as a separate component of stockholder's equity, thereby exposing stockholder's equity to volatility for changes in the reported fair value of securities classified as available for sale.

The Company had one debt security with a gross unrealized loss of $4 at December 31, 2014. We did not have any gross unrealized losses at December 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

We entered into a coinsurance agreement with CMFG Life in 2012. Under this agreement, we agreed to cede 95% of all insurance in force as of October 31, 2012 to CMFG Life. In 2013, we entered into an agreement to cede 100% of all insurance issued on and after January 1, 2013 to CMFG Life. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer nearly all of the Company's underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for nearly all of its liabilities.

As consideration for the reinsurance provided under these agreements, we transfer nearly all of our revenues to CMFG Life. Specifically, CMFG Life receives 95% and 100% of all premiums and other amounts received on account of our existing business and new business, respectively. As additional consideration, we transferred assets equal to approximately 95% of our reserves as of October 31, 2012 to CMFG Life. CMFG Life pays us a monthly expense allowance to reimburse the Company for expenses and costs incurred on account of its insurance business.

While the reinsurance transactions have a minimal impact on our stockholder's equity, they substantially diminish our net liabilities and greatly decrease the amount of capital and liquidity needed within the Company. As a result, the Company was able to return $18,000 of capital to its shareholder, CMIC, on

November 30, 2012. This reduction in capital was approved by the Iowa Insurance Division on November 26, 2012.

Operating activities provided $1,327, $4,286 and $1,840 in net cash flow for the years ended December 31, 2014, 2013, and 2012, respectively. The Company's primary use of funds includes the payment of benefits and related operating expenses. The decrease in cash flow in 2014 from 2013 was primarily due to the receipt of tax receivables in 2013 and the non-renewal of business on the Company's older policies. The increase in cash flow in 2013 from 2012 was primarily due to the Company's Index-Linked Annuity Contract and the receipt of cash on taxes from the Company's parent company. The Company's sources of funds include renewal premiums and investment income.

Investing activities used $6,779 and $683 for the years ended December 31, 2014 and 2012, respectively, and provided $1,665 of net cash flow for the year ended December 31, 2013. The Company's main investing activities include the purchase and sale of debt securities. The Company purchased $7,535 of debt securities in 2014, contributing to the net use of cash. The increase in the cash provided in 2013 was driven by the Company receiving proceeds on the sale of debt securities and not making any purchases of investments in 2013. The funds used in 2012 were due to the Company making purchases of debt securities in 2012.

The Company used $51 and $84 of net cash flow for financing activities for the year ended December 31, 2014 and 2012, respectively, and financing activities provided $228 of net cash flow for the year ended December 31, 2013. The Company's main financing activities include the collection of deposits and payment of withdrawals from policyholder's accounts. The Company had slightly increasing withdrawals on policyholder account balances in 2014 from 2013 leading to cash being used in financing activities in 2014. The deposits on policyholder account balances were offset by the assets on deposit which were ceded to CMFG Life under the 2013 ceding agreement. The Company provided a return of capital to its parent company of $18,000 in 2012, of which $296 was in cash contributing to the decrease in cash provided in 2012.

Going forward, liquidity requirements will be met primarily through monthly settlements under the coinsurance agreements with CMFG Life. We anticipate receiving adequate cash flow from these settlements and our investment income to meet our obligations. However, a primary liquidity concern going forward will be the risk of an extraordinary level of early policyholder withdrawals. We include provisions within our policies, such as Surrender Charges, that help limit and discourage early withdrawals.

We believe that cash flows generated from sources above will be sufficient to satisfy the near term liquidity requirements of our operations, including reasonable foreseeable contingencies. However, we cannot predict future experience regarding benefits and surrenders since benefit and surrender levels are influenced by such factors as the interest rate environment, our claims paying ability and our financial credit ratings.

Most funds we receive going forward, funds which we will receive as annuity deposits, will be invested in high quality investments, those identified by the Company as investment grade, to fund our future commitments. We believe that the settlement we receive under the reinsurance agreements with CMFG Life, the diversity of our investment portfolio and a concentration of investments in high quality securities should provide sufficient liquidity to meet foreseeable cash requirements. Although there is no present need or intent to dispose of our investments, we could readily liquidate portions of our investments, if such a need arose. Sales of available for sale securities in an unrealized loss position are subject to other than temporary impairment considerations including our intent to sell.

STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

We are a life and health insurer domiciled in Iowa. We file statutory basis financial statements with regulatory authorities. Our statutory capital and surplus was $18,365 and $17,829 as of December 31,

2014 and 2013, respectively. Our statutory basis net income (loss) was ($1,792), ($1,562) and $3,259 for the years ended December 31, 2014, 2013, and 2012, respectively.

We are subject to statutory regulations as to maintenance of equity and the payment of dividends. Generally, ordinary dividends from an insurance subsidiary to its parent company must meet notice requirements promulgated by the regulator of the subsidiary's state of domicile ("Insurance Department"). Extraordinary dividends, as defined by state statutes, must be approved by the Insurance Department. Based on Iowa statutory regulations, the Company could pay dividends of $1,836 during 2015, without prior approval of the Iowa Insurance Department.

Risk-based capital requirements promulgated by the NAIC require U.S. insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk, and general business risk. At December 31, 2014 and 2013, the Company's adjusted capital exceeded the minimum capitalization requirements.

CONTRACTUAL OBLIGATIONS

In December 2007, the Company entered into a Procurement and Disbursement and Billing and Collection Services Agreement with CMFG Life and certain other affiliated companies whereby CMFG Life has agreed to provide certain of our operational requirements. In January 2008, the Company entered into a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement with CMFG Life and certain other affiliated companies. Pursuant to this agreement, CMFG Life has agreed to provide the Company with certain office and market services and personnel services. Additionally, we are allocated a certain portion of the total compensation of each of our executive officers and directors, based on various factors, the primary being the estimated time allocated to providing services to the Company. In exchange for providing these administrative functions and use of shared resources and personnel, the Company reimburses CMFG Life for the cost of providing such administrative functions, resources and personnel. The Company reimbursed CMFG Life $5,641, $2,492, and $1,044 for these expenses for the years ended December 31, 2014, 2013 and 2012, respectively.

For detailed discussion of the management services agreement, the investment advisory agreement and the coinsurance agreements, see "Management - Transactions with Related Persons, Promoters and Certain Control Persons."

Going forward, we may enter into financing transactions, lease agreements, or other commitments in the normal course of our business.

The Company has the following future minimum estimated claim and benefit payments as of December 31, 2014.

--------------------------------------------------------------------------------

                                                          ESTIMATED FUTURE CLAIM
                                                           AND BENEFIT PAYMENTS
--------------------------------------------------------------------------------
Due in one year or less                                   $               20,554
Due after one year through three years                                    47,496
Due after three years through five years                                  72,539
Due after five years                                                     292,437
--------------------------------------------------------------------------------

Total estimated payments                                  $              433,026
--------------------------------------------------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Given our limited operations in writing new business to date, we are not currently subject to any material market risk exposures. However, in future periods, we expect to have exposure to market risk through both our insurance operations and investment activities, although a significant portion of this risk will be reinsured by CMFG Life pursuant to the coinsurance agreements discussed above. In addition, many of the measures described herein to offset these market risks will be taken by CMFG Life as it will hold nearly all of the assets related to our insurance business as a result of the coinsurance and ceding agreements.

Interest rate risk will be our primary market risk exposure. Substantial and sustained increases and decreases in market interest rates will affect the profitability of our annuity products and the fair value of our investments. Most of the interest rate risk is absorbed by CMFG Life under the agreements. The profitability of most of our annuity products will depend on the spreads between interest yield on investments and rates credited on the annuity products. We will have the ability to adjust crediting rates (caps, participation rates or asset fee rates for indexed annuities) on substantially all of our annuity products at least annually (subject to minimum guaranteed values). In addition, substantially all of our annuity products will have surrender and withdrawal penalty provisions designed to encourage persistency and to help ensure targeted spreads are earned. However, competitive factors, including the impact of the level of surrenders and withdrawals, may limit our ability to adjust or maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

A major component of our interest rate risk management program is structuring the General Account investment portfolio with cash flow characteristics consistent with the cash flow characteristics of our annuity products. We use computer models to simulate cash flows expected from our existing business under various interest rate scenarios. These simulations enable us to measure the potential gain or loss in fair value of our interest rate-sensitive financial instruments, to evaluate the adequacy of expected cash flows from our assets to meet the expected cash requirements of our annuity products and to determine if it is necessary to lengthen or shorten the average life and duration of our investment portfolio. The "duration" of a security is the time weighted present value of the security's expected cash flows and is used to measure a security's sensitivity to changes in interest rates. When the durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in value of assets should be largely offset by a change in the value of liabilities. As of December 31, 2014, the Company's fixed debt investment portfolio consisted of U.S. government and agency securities and residential mortgage-backed securities with fair values of $9,987 and $3,207, respectively, and has an average duration of 15.1 years.

With respect to our index-linked annuities (including this Contract and our Index-Linked Annuity Contract), we intend to purchase call options on the applicable indices to fund the annual index credits on such annuities. These options will be primarily one-year instruments purchased to match the funding requirements of the underlying policies. Fair value changes associated with these investments should substantially be offset by an increase or decrease in the amounts added to policyholder account balances for indexed products. We also intend to utilize a hedging process in which we purchase options out of the money to the extent of any anticipated annual index credits under the indexed annuities. On the anniversary dates of the indexed annuities, we will purchase new one-year call options to fund the next annual index credits. The risk associated with these prospective purchases is the uncertainty of the cost, which will determine whether we are able to earn our spread on our index business. We will manage this risk through the terms of our annuities, which will permit us to change caps, participation rates and asset fees, subject to contractual features. By modifying caps, participation rates or asset fees, we can limit option costs to budgeted amounts, except in cases where the contractual features would prevent further modifications.

--------------------------------------------------------------------------------
MANAGEMENT
--------------------------------------------------------------------------------
[To be updated by amendment.]

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers are as follows:

  NAME                                      AGE        POSITION
  ------------------------------------    ------       -------------------------
  Robert N. Trunzo                          59         President and Director
  Steven R. Suleski                         61         Secretary
  Brian J. Borakove                         36         Treasurer
  Christopher J. Copeland                   41         Director
  Thomas J. Merfeld                         57         Director
  James M. Power                            53         Director
  M. Jeffrey Bosco                          50         Director

All executive officers and directors are elected annually.

    Robert N. Trunzo has served as our President since May 30, 2009. Mr. Trunzo was appointed director as of November 16, 2012. He also serves as the Executive Vice President between February 2006 and December 2013 for CMFG Life. He became President and CEO of CMFG Life effective January 1, 2014. Mr. Trunzo has also served as the Executive Vice President of Frank F. Haack and Associates, the largest insurance-benefits and property-casualty brokerage and consulting firm in Wisconsin, from September, 2002 to June, 2005. Before joining Frank F. Haack and Associates, Mr. Trunzo served as Secretary of Commerce under Wisconsin Governor Tommy Thompson, where he directed Wisconsin's economic development efforts. He has served on the board of directors of the U.S. Chamber of Commerce. Additionally, he is a member of the American Council of Life Insurers ("ACLI") and sits on the ACLI's CEO Steering Committee on Retirement and Financial Security.

    Steven R. Suleski has served as our Secretary and Senior Vice President since February 1, 2012. He has served as Associate General Counsel at CMFG Life, from May 1999 to January 2014. He serves as Chief Governance & Compliance Officer effective January 2014 to present. Before joining the Company, Mr. Suleski spent 12 years at Foley & Lardner, LLP, in Madison, Wisconsin, where he was a partner specializing in securities law, mergers and acquisitions and general corporate law.

    Brian J. Borakove has served as our Treasurer since November 9, 2012 and Vice President, Corporate Treasurer since November 19, 2012 at CMFG Life. Prior to joining CMFG Life, he was a Senior Manager, Investment Finance at Liberty Mutual Insurance in Boston, Massachusetts from 2005 to 2007. Prior to joining Liberty Mutual Insurance, Mr. Borakove served as a Senior Analyst, Treasury at FM Global in Johnston, Rhode Island from 2003-2005. Mr. Borakove held various positions at State Street Bank in Boston, Massachusetts from 2001-2003.

    Christopher J. Copeland has been a director of the Company since January 1, 2015. He also serves as the Senior Vice President, Chief Actuary for CMFG Life where he is responsible for leading the actuarial functions for CMFG Life. Before joining CMFG Life in 2000, Mr. Copeland was a Senior Actuary in the Corporate Risk Management department at AEGON USA in Cedar Rapids, Iowa. Mr. Copeland began his career as an Actuarial Associate with Towers Perrin, Minneapolis, Minnesota.

    Thomas J. Merfeld has been a director of the Company since February 16, 2011. He also has served as the Senior Vice President, in charge of investment/market risk for CMFG Life where he assesses, coordinates, and manages all investment risks for CMFG Life. Mr. Merfeld served as head of asset/liability management for MEMBERS Capital Advisors, Inc. ("MCA"), an affiliate of the Company. Prior to joining CMFG Life in 1994, Mr. Merfeld served as the Chief Financial Officer for Savers Life

Insurance Company in Kansas City, Missouri. Mr. Merfeld served an investment analyst for Franklin Savings Association in Ottawa, Kansas. Mr. Merfeld served as an assistant economist for the Federal Reserve Bank in Kansas City, Missouri.

    James M. Power has been director of the Company since February 16, 2011. Mr. Power has also served as the Senior Vice President, Chief Products Officer for CMFG Life since July 2009. Mr. Power spent seven years, from April 1998 to
April 2005, with Fireman's Fund Insurance Company, ultimately serving as that company's top regional executive in the Midwest. Mr. Power has more than 20 years of progressive leadership experience in strategic planning, underwriting, marketing and agency and distribution management for Fortune 100 companies, as well as other leading national insurance companies.

    M. Jeffrey Bosco has been a director of the Company since January 1, 2015. He also serves as the Senior Vice President of Wealth Management for CMFG Life where leads overall business strategy and product management for CUNA Brokerage Services, Inc. and CMFG Life's and affiliates family of annuity products. Prior to joining CMFG Life in 2011, Mr. Bosco held a number of positions at American Family Insurance Group, Madison, Wisconsin.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

POLICY REGARDING RELATED PERSON TRANSACTIONS. It is our policy to enter into or ratify related person transactions only when our Board of Directors determines that the transaction either is in, or is not inconsistent with, our best interests, including but not limited to situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when we provide products or services to related persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

Therefore, we have adopted the following written procedures for the review, approval or ratification of related person transactions. For purposes of the related person transaction policy, a related person transaction is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which (i) we were, are or will be a participant, (ii) the amount of the transaction, arrangement or relationship exceeds $120,000, and (iii) in which a related person had, has or will have a direct or indirect material interest in the transaction.

A related person means:

  o any person who is, or at any time since the beginning of our last fiscal year was, a member of our Board of Directors or an executive officer or a nominee to become a member of our Board of Directors;
  o any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;
  o  any immediate family member of any of the foregoing persons; or
  o any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Any proposed transaction with a related person shall be consummated or amended only if the following steps are taken:

  o Counsel (either inside or outside) will assess whether the proposed transaction is a related person transaction for purposes of this policy.
  o If counsel determines that the proposed transaction is a related person transaction, the proposed transaction shall be submitted to the Board of Directors for consideration at the next meeting or, in those instances in which counsel, in consultation with the President or the Treasurer, determines that it is not practicable or desirable for us to wait until the next committee meeting, to the President of the Company
     (who has been delegated authority to act between meetings).
  o The Board of Directors shall consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) the benefits to the Company; (ii) the impact on a director's independence in the event the related person is a director, an immediate family member of a director, or an entity in which a director is a partner, shareholder, or executive officer; (iii) the availability of other suppliers or customers for comparable products or services; (iv) the terms of the transaction; and (v) the terms available to unrelated third parties or to employees generally.
  o The Board of Directors shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Board of Directors determines in good faith. The Board of Directors shall convey the decision to counsel, who shall convey the decision to the appropriate persons within the Company.

At the Board of Director's first meeting of each fiscal year, it shall review any previously approved related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from the Company of more than $120,000. Based on all relevant facts and circumstances, taking into consideration the Company's contractual obligations, the Board of Directors shall determine if it is in the best interests of the Company and its shareholders to continue, modify, or terminate the related person transaction.

No member of the Board of Directors shall participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS. Except for the agreements noted below, there have been no transactions between the Company and any related person since January 1, 2011, nor are any such related person transactions currently being contemplated for which disclosure would be required.

We entered into a coinsurance agreement with CMFG Life in 2012. Under this agreement, we agreed to cede 95% of all insurance in force as of October 31, 2012 to CMFG Life. In 2013, we entered into a second coinsurance agreement to cede 100% of all insurance issued on and after January 1, 2013 to CMFG Life. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer nearly all of the Company's underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for nearly all of its liabilities.

As consideration for the reinsurance provided under these agreements, we transfer nearly all of our revenues to CMFG Life. Specifically, CMFG Life receives 95% and 100% of all premiums and other amounts received on account of our existing business and new business, respectively. As additional consideration, we transferred assets equal to 95% of our reserves as of October 31, 2012 to CMFG Life. CMFG Life pays us a monthly expense allowance to reimburse the Company for expenses and costs incurred on account of its insurance business. For the years ended December 31, 2014, 2013 and 2012, we ceded $2,486, $2,672 and $23,114, respectively. See Note 7 to the Financial Statements appearing elsewhere in this Prospectus.

In December 2007, the Company entered into a Procurement and Disbursement and Billing and Collection Services Agreement with CMFG Life and certain other affiliated companies whereby CMFG Life has agreed to provide certain of our operational requirements. In January 2008, the Company entered into a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement with CMFG Life and certain other affiliated companies. Pursuant to this agreement, CMFG Life has agreed to provide the Company with certain office and market services and personnel services. Additionally, we are allocated a certain portion of the total compensation of each of our executive officers and directors, based on various factors, the primary being the estimated time allocated to providing services to the Company.

In exchange for providing these administrative functions and use of shared resources and personnel, the Company reimburses CMFG Life for the cost of providing such administrative functions, resources and personnel. The Company reimbursed CMFG Life $5,641, $2,492 and $1,044 for these expenses in 2014, 2013 and 2012, respectively.

The Company has hired MCA to provide investment advisory services with respect to the Company's General Account assets. MCA, which is 100% owned by CMIC, manages substantially all of the Company's invested assets in accordance with policies, directives and guidelines established by the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of the Company has not established any committees. The Board relies upon the committees of CUNA Mutual Holding Company to oversee actions over the subsidiary companies. For example the CUNA Mutual Holding Company Audit Committee will assist with oversight of the Company's external auditors, performance of internal audit functions, and legal and regulatory compliance requirements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Board of Directors has not established a compensation committee. None of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Board of Directors.

EXECUTIVE COMPENSATION. We share personnel with our parent company, CMFG Life, pursuant to a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement between CMFG Life and us. Our operational needs are met by CMFG Life and certain of its affiliates pursuant to the Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement and the CUNA Mutual Group Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement. Certain employees who provide services to us under such agreement are CMFG Life executive officers or employees and are paid by CMFG Life. Their compensation-related costs are allocated to us based on various factors, the primary being the estimated time allocated to providing services to us. The Company had not been issuing new policies for several years and the primary business had been managing its block of existing business. As a result, some of the current officers have not devoted any significant amounts of time to the Company and its operations. The introduction of the Index-Linked Annuity Contract in 2013, and the Contract described in this Prospectus as of the date hereof, resulted in all officers and directors devoting more time to the Company's business and more of their compensation-related costs allocated to the Company based upon the increased time devoted to development of this business.

In order to help you understand our compensation-related costs, we have set forth below a discussion of CMFG Life's compensation policies and programs as such policies and programs relate to our named executive officers.

COMPENSATION DISCUSSION AND ANALYSIS. These compensation policies and programs are designed to attract and retain highly qualified and motivated executive officers and employees and encourage and reward achievement of annual and long-term goals.

Federal income tax law limits deductibility of compensation in excess of $1 million paid to certain named executive officers unless this compensation qualifies as "performance-based compensation." It is the intent of CMFG Life to qualify its executives' compensation for deductibility under applicable tax laws, while recognizing that there may be situations in which compensation for executive officers may not be tax deductible.

NAMED EXECUTIVE OFFICERS. The primary elements of compensation for our named executive officers, who are officers of and compensated by CMFG Life, include base pay and incentive compensation.

    BASE PAY. The Board of Directors of CM Holding, the indirect parent of CMFG Life, engages Mercer (US) Inc. ("Mercer") as a compensation consultant to provide advice and data with respect to compensation bench-marking and market practices for executives of CMFG Life. The most recent executive compensation review was presented to the Compensation Committee of CUNA Mutual Holding Company's Board of Directors by Mercer on May 7, 2013. Mercer develops a blended market consensus base salary for each of the positions of the named executive officers. Mercer utilizes proxy data and private survey data from selected peer insurance companies public and private survey data from 2012 for the financial service and insurance industries of companies.

The Company primarily services existing blocks of individual and group life policies and began marketing the Contract in August, 2013. The amount of compensation allocated to the Company for Mr. Trunzo in 2014, 2013 and 2012 was $43,000, $5,800 and zero, respectively. The amount of compensation allocated to the Company for Mr. Borakove for 2014, 2013 and 2012 was $2,600, $1,300 and $800, respectively. This represents an allocation of gross wages and Corporate Success Sharing Plan ("CSSP)"

INCENTIVE COMPENSATION. Under the CSSP for 2015, an incentive compensation pool is created if CMFG Life has positive earnings for the year. If CMFG Life meets this objective, the Board of Directors of CUNA Mutual Holding Company ("Board") determines the amount of the pool that may be paid to leadership and staff based on CMFG Life performance, using the following guidelines and weighting factors:
Pre-Tax Operating Gain (as may be adjusted by the Board) 75% and Operating Revenue 25%. Depending upon the level of CMFG Life's success as determined by the Board, compensation is paid out of this pool as a percentage of the base salary according to the level of individual performance. Our management and the Board believe that this CSSP design creates the proper focus, flexibility and alignment for maximizing short-term and long-term policyholder value creation to benefit the policyholders who own CUNA Mutual Holding Company, the ultimate parent of both CMFG Life and the Company.

The costs of the CSSP and other incentive programs and benefits that have been allocated to the Company for the President for 2014 is $35,000. These allocations increased as management has been required to devote more time to the operations of the Company.

The costs of the CSSP and other incentive programs and benefits that have been allocated to the Company for the Treasurer for 2014 is $1,000. These allocations increased as management has been required to devote more time to the operations of the Company.

There is an additional incentive program for senior management personnel of CMFG Life, which includes some of the named executives, known as the Long Term Incentive Plan ("LTIP"). This plan is formula driven like the CSSP plan and is based upon CMFG Life meeting certain financial objectives, but differs from the CSSP plan because the payments are not based upon individual performance but on whether or not CMFG Life meets the pre-determined corporate objectives.

At the time the performance goals for the different incentive plans were approved by the Board, it was believed that the performance targets reflected an appropriate degree of stretch but that they were attainable based on successful execution of the Company's business plan and the realization of macro-economic and market conditions reasonably aligned with the Company's near term expectations.

CHANGE IN CONTROL, SEPARATION AND RETIREMENT ARRANGEMENTS. CMFG Life has a written employment contract with Mr. Trunzo. None of the other named executive officers have employment contracts or separation agreements with CMFG Life. No costs associated with this employment contract have previously been allocated to the Company.

NON-QUALIFIED DEFERRED COMPENSATION ARRANGEMENTS. CMFG Life permits eligible employees to defer on an elective basis a specified portion of their base salaries and incentive compensation. Any such deferrals must be made pursuant to a non-qualified deferred compensation plan between the officer and the Company. The investment of deferred amounts is directed by the individual officers and the returns on such investments is reflected in the deferred account balance of such officer. The balance of the deferred compensation accounts will be distributed to each executive who has elected to make such deferrals upon his or her death, disability or separation from service.

OTHER COMPENSATION. CMFG Life has a qualified 401(k) plan for all eligible employees who are eligible after thirty days of employment and attainment of age
18. CMFG Life matches 100% of employee contributions to the plan up to 5% of the employee's total compensation, subject to the limitations specified in the Internal Revenue Code. CMFG Life also maintains a Supplemental 401(k) plan in which some of the named executive officers participate that provides additional benefits and a company match within the limits prescribed by the Internal Revenue Code. In addition to the 401(k) plan, all employees of CMFG Life participate in a Defined Benefit Pension Plan. There is a non-qualified plan to which CMFG Life contributes for some of the named executives amounts that would otherwise be paid into the Defined Benefit Pension Plan but for limitations on qualified plan contributions by CMFG Life. CMFG Life offers a package of insurance benefits to all employees including health, dental, long-term disability and life insurance. Some of the named executive officers receive an annual retention payment which is a flat fee. Several of the named executive officers receive perquisites including car allowances, use of Company owned aircraft, travel to Company conventions for themselves and their spouse, tax benefits and tax preparation fees.

COMPENSATION SUMMARY. The following table sets forth the allocated compensation based upon the estimated percentage of time the following officers devote to the affairs of the Company for the 2012, 2013 and 2014 fiscal years:

------------------------------------------------------------------------------------------
                                                          SALARY       BONUS       TOTAL**
NAME AND PRINCIPAL POSITION                    YEAR        ($)          ($)          ($)
------------------------------------------------------------------------------------------
                    (a)                        (b)         (c)          (d)          (j)
------------------------------------------------------------------------------------------
Robert N. Trunzo, President and                2012            -            -            -
Director*                                      2013       $2,800       $3,000       $5,800
                                               2014       $8,000      $35,000      $43,000
------------------------------------------------------------------------------------------
Brian J. Borakove, Treasurer**                 2012         $500         $300         $800
                                               2013       $1,000         $300       $1,300
                                               2014       $1,600       $1,000       $2,600
------------------------------------------------------------------------------------------

* No costs associated with Mr. Trunzo's compensation were allocated to the Company for 2012.
** Includes compensation paid by CMFG Life that was allocated to the Company for service rendered by Mr. Borakove.

DIRECTOR COMPENSATION

The following directors of the Company are all officers of CMFG Life. The Company's directors receive no compensation for their service as directors of the Company but are compensated by CMFG Life for their services as officers of that company. Accordingly, no costs were allocated to the Company for services of these persons in their role as directors: M. Jeffrey Bosco, Christopher J. Copeland, Thomas J. Merfeld, and James M. Power.

LEGAL PROCEEDINGS

Like other insurance companies, we routinely are involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings arising in the ordinary course of our business. In recent years, the life insurance and annuity industry, including us and our affiliated companies, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance and annuity purchasers, questioning the conduct of insurance companies and their agents in the marketing of their products. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning compliance by us and others with applicable insurance and other laws.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company has established procedures and policies to facilitate compliance with laws and regulations and to support financial reporting. These actions are based on a variety of issues and involve a range of the Company's practices. We respond to such inquiries and cooperate with regulatory examinations in the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial statements of the Company.

                                       ***

WE DO NOT FILE REPORTS UNDER THE 1934 ACT IN RELIANCE ON RULE 12H-7 UNDER THE 1934 ACT, WHICH PROVIDES AN EXEMPTION FROM THE REPORTING REQUIREMENTS OF SECTIONS 13 AND 15 OF THE 1934 ACT.

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

[To be updated by amendment.]

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

MEMBERS LIFE INSURANCE COMPANY ............................................. S-1

ADDITIONAL CONTRACT PROVISIONS ............................................. S-1

PRINCIPAL UNDERWRITER ...................................................... S-1

INCOME PAYMENTS ............................................................ S-2

OTHER INFORMATION .......................................................... S-4

CUSTODIAN .................................................................. S-4

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .............................. S-4

FINANCIAL STATEMENTS ....................................................... S-4

You may obtain a copy of the SAI free of charge by writing to our Administrative Office at 2000 Heritage Way, Waverly, Iowa 50677, or by calling 1-800-798-5500.

--------------------------------------------------------------------------------
APPENDIX A: EXAMPLES OF PARTIAL WITHDRAWALS AND FULL SURRENDER WITH APPLICATION OF SURRENDER CHARGE AND MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

EXAMPLE 1: PARTIAL WITHDRAWAL WITH A NEGATIVE MARKET VALUE ADJUSTMENT (MVA)

Assume the following information as it relates to the Contract:
   o The Contract was issued on 06/05/2015 with an initial deposit of $100,000.00.
   o  The Series B Contract is purchased; therefore, the Contract Fee is 1.65%.
   o Money is allocated to the Variable Subaccounts and S&P 500 Risk Control Accounts.
   o  There have been no additional Purchase Payments.
   o A gross withdrawal of $20,000.00 is taken on 12/10/2016. No other withdrawals have been previously taken.

Assume the following information as it relates to the Variable Subaccounts:
   o As of the withdrawal date, there are 1,012.09 Variable Subaccount Accumulation Units with an Accumulation Unit Value of $10.560000.

Assume the following information as it relates to the Risk Control Accounts:
   o  The Risk Control Account Start Date is 06/10/2015.
   o The S&P 500 Secure Risk Control Account has a 0.00% Index Rate Floor and a 7.00% Index Rate Cap.
   o The S&P 500 Growth Risk Control Account has a -10.00% Index Rate Floor and a 17.00% Index Rate Cap.
   o As of the withdrawal date, there are 5,940.59 S&P 500 Secure Risk Control Account Accumulation Credits.
   o As of the withdrawal date, there are 3,902.44 S&P 500 Growth Risk Control Account Accumulation Credits.
   o The Accumulation Credit Factor (P) at the start of the Risk Control Account Year immediately preceding the withdrawal for the S&P 500 Secure Risk Control Account is $10.100000.
   o The Accumulation Credit Factor (P) at the start of the Risk Control Account Year immediately preceding the withdrawal for the S&P 500 Growth Risk Control Account is $10.250000.
   o The S&P 500 Index value at the start of the Risk Control Account Year immediately preceding the withdrawal is 1000.00.
   o  The S&P 500 Index value at the time of the withdrawal is 1200.00.
   o On the Risk Control Account Start Date, the 5-year Constant Maturity Treasury Rate (I) was 2.50% and the Bank of America/Merrill Lynch Index
      (K) was 1.00%.
   o At the time of the withdrawal the Constant Maturity Treasury Rate for the remaining Index period (J) is 2.90% and the Bank of America/Merrill Lynch Index (L) is 1.10%.
   o At the time of the withdrawal there are 3.50 years remaining in the Risk Control Account Period (N).

We take the following steps to determine the net partial withdrawal amount (excluding taxes) payable to the Owner:

First, we calculate the Contract Value at the time of the withdrawal.

--------------------------------------------------------------------------------------------------------------
                                                       (1)                   (2)                    (3)
                                                     UNITS /             UNIT VALUE /          CONTRACT VALUE
                                                  ACCUMULATION          ACCUMULATION             AT TIME OF
 ACCOUNT                                            CREDITS            CREDIT FACTOR             WITHDRAWAL
--------------------------------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                              1,012.09              $10.560000              $10,687.67
 S&P 500 SECURE RISK CONTROL ACCOUNT               5,940.59              $10.723675              $63,704.96
 S&P 500 GROWTH RISK CONTROL ACCOUNT               3,902.44              $11.907938              $46,470.01
---------------------------------------------------------------------------------------------------------------
 TOTAL                                                                                          $120,862.64
---------------------------------------------------------------------------------------------------------------

(1),(2),(3)
The current Variable Subaccounts Value is 1,012.09 x $10.560000 which equals $10,687.67.

The return of the Index is equal to the Unadjusted Index Value divided by the Initial Index Value minus 1. The return of the S&P 500 Index is calculated to be 20% (1,200.00 / 1,000.00 - 1). This is greater than the Index Rate Cap and above the Index Rate Floor for both the S&P 500 Secure and Growth accounts. Therefore, the Index Rate of Return is set at the Index Rate Cap level, 7.00% for the S&P 500 Secure Risk Control Account and 17% for the S&P 500 Growth Risk Control Account. The Contract Fee is multiplied by 0.50 because the withdrawal is taken
0.50 years into the Risk Control Account Year, and this is then deducted from the Index Rate of Return. The resulting return is added to 1 and multiplied by the Accumulation Credit Factor at the start of the Risk Control Account Year.

For the S&P 500 Secure Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.100000 x (1 + 7.00% - (1.65% x 0.50)) which equals $10.723675. The current S&P 500 Secure Risk Control Account Contract Value is then calculated as 5,940.59 x $10.723675 which equals $63,704.96.

For the S&P 500 Growth Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.250000 x (1 + 17.00% - (1.65% x 0.50)) which equals $11.907938. The current S&P 500 Growth Risk Control Account Contract Value is then calculated as 3,902.44 x $11.907938 which equals $46,470.01.

Next, we calculate the gross withdrawal from each account.

----------------------------------------------------------------------
                                                              (4)
                                                             GROSS
 ACCOUNT                                                   WITHDRAWAL
----------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                                     $10,687.67
 S&P 500 SECURE RISK CONTROL ACCOUNT                       $5,384.54
 S&P 500 GROWTH RISK CONTROL ACCOUNT                       $3,927.79
----------------------------------------------------------------------
 TOTAL                                                    $20,000.00
----------------------------------------------------------------------

(4)
Withdrawal of Risk Control Account Value is not permitted while there is Variable Subaccount Value. Therefore, the withdrawal of $20,000.00 will first be taken from the Variable Subaccounts. The Variable Subaccount Value of $10,687.67 is insufficient to cover the gross withdrawal, and there is no Holding Account Value. Therefore, the remaining withdrawal of $9,312.33 will be taken Pro Rata from the Risk Control Accounts.

The Pro Rata withdrawal from the S&P 500 Secure Risk Control Account is the Contract Value in this account divided by the total S&P 500 Risk Control Account Contract Value multiplied by the Risk Control Account withdrawal. This is calculated as $63,704.96 / $110,174.97 x $9,312.33 which equals $5,384.54. The
Pro Rata withdrawal from the S&P 500 Growth Risk Control Account is calculated the same way to be $46,470.01 / $110,174.97 x $9,312.33 which equals $3,927.79.

Next, we calculate the net withdrawal from each account.

---------------------------------------------------------------------------------------------------------------------------
                                                   (5)            (6)             (7)               (8)            (9)
                                                                               WITHDRAWAL
                                               WITHDRAWAL                      SUBJECT TO
                                               SUBJECT TO                       SURRENDER        SURRENDER         NET
 ACCOUNT                                          MVA             MVA            CHARGE            CHARGE       WITHDRAWAL
---------------------------------------------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                            $0.00           $0.00           $687.67           $61.89       $10,625.78
 S&P 500 SECURE RISK CONTROL ACCOUNT           $5,384.54        ($84.82)        $5,384.54         $484.61        $4,815.11
 S&P 500 GROWTH RISK CONTROL ACCOUNT           $3,927.79        ($56.55)        $3,927.79         $353.50        $3,517.74
---------------------------------------------------------------------------------------------------------------------------
 TOTAL                                         $9,312.33       ($141.37)        $10,000.00        $900.00       $18,958.63
---------------------------------------------------------------------------------------------------------------------------

(5)
100% of the withdrawal from a Risk Control Account is subject to the MVA. The MVA does not apply to Variable Subaccounts.

(6)
The MVA equals (W/(C/P)) x (MVAF - 1), where W is the amount of withdrawal from the Risk Control Account Value, C is the Current Accumulation Credit Factor for the Risk Control Account, and P is Prior Accumulation Credit Factor for the Risk Control Account. At the time of the withdrawal there are 3.50 years remaining in the Risk Control Account Period (N). Therefore, MVAF = ((1 + I + K)/(1 + J +
L))^N = ((1 + 2.50% + 1.00%)/(1 + 2.90% + 1.10%))^3.50 = 0.983274.

For the S&P 500 Secure Risk Control Account, the MVA is ($5,384.54 / ($10.723675 / $10.100000) x (0.983274 - 1) which equals -$84.82. For the S&P 500 Growth Risk
Control Account, the MVA is ($3,927.79 / ($11.907938 / $10.250000) x (0.983274 -
1) which equals -$56.55.

(7)
The amount of the withdrawal that is free of Surrender Charges is equal to 10% of the Purchase Payments received that are within the Surrender Charge Period. Because there have been no additional Purchase Payments and no prior withdrawals, the amount of the withdrawal that is free of Surrender Charge at the time of the withdrawal is equal to 10% x $100,000.00 which equals $10,000.00. The gross withdrawal is $20,000.00, and Purchase Payments are withdrawn before earnings, so the amount of the withdrawal subject to a Surrender Charge is calculated as $20,000.00 - $10,000.00 which equals $10,000.00.

Withdrawals are first taken from the Variable Subaccounts, and because $10,000.00 is free of Surrender Charge, the Surrender Charge only applies to the remaining $687.67. There is no Surrender Charge free withdrawal amount remaining, so a Surrender Charge applies to the entire withdrawal from the Risk Control Accounts.

(8)
It has been more than one year but less than two years since the Purchase Payment was received so the applicable Surrender Charge percentage is 9.00%. This is multiplied by the amount of the withdrawal subject to a Surrender Charge to determine the Surrender Charge. For the Variable Subaccounts, the Surrender Charge is calculated as $687.67 x 9.00% which equals $61.89. For the S&P 500 Secure Risk Control Account, the Surrender Charge is calculated as $5,384.54 x 9.00% which equals $484.61. For the S&P 500 Growth Risk Control Account, the Surrender Charge is calculated as $3,927.79 x 9.00% which equals $353.50.

(9)
The net withdrawal is equal to the gross withdrawal plus the Market Value Adjustment less the Surrender Charge. For the Variable Subaccounts, the net withdrawal is calculated as $10,687.67 + $0.00 - $61.89 which equals $10,625.78. For the S&P 500 Secure Risk Control Account, the net withdrawal is calculated as $5,384.54 + -$84.82 - $484.61 which equals $4,815.11. For the S&P 500 Growth
Risk Control Account, the net withdrawal is calculated as $3,927.79 + -$56.55 - $353.50 which equals $3,517.74. The total net withdrawal is the sum of the three accounts, $18,958.63.

Next, we calculate the Accumulation Units, Accumulation Credits, and Contract Value remaining after the withdrawal.

---------------------------------------------------------------------------------------
                                                       (10)                     (11)
                                                      UNITS /                CONTRACT
                                               ACCUMULATION CREDITS        VALUE AFTER
 ACCOUNT                                         AFTER WITHDRAWAL           WITHDRAWAL
---------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                                  0.00                   $0.00
 S&P 500 SECURE RISK CONTROL ACCOUNT                 5,438.47               $58,320.38
 S&P 500 GROWTH RISK CONTROL ACCOUNT                 3,572.59               $42,542.18
---------------------------------------------------------------------------------------
 TOTAL                                                                     $100,862.56
---------------------------------------------------------------------------------------

(10)
The number of Accumulation Units/Accumulation Credits remaining after the withdrawal is equal to the number of Accumulation Units/Accumulation Credits prior to the withdrawal minus the result of the gross withdrawal from the account divided by the Accumulation Unit Value/Accumulation Credit Factor as of the withdrawal date. For the Variable Subaccounts, this is calculated as 1,012.09 - ($10,687.67 / $10.560000) which equals 0.00. For the S&P 500 Secure
Risk Control Account, this is calculated as 5,940.59 - ($5,384.54 / $10.723675) which equals 5,438.47. For the S&P 500 Growth Risk Control Account, this is calculated as 3,902.44 - ($3,927.79 / $11.907938) which equals 3,572.59.

(11)
The Contract Value remaining after the withdrawal is equal the Accumulation Unit Value/Accumulation Credit Factor as of the withdrawal date multiplied by the number of Accumulation Units/Accumulation Credits after the withdrawal. For the Variable Subaccounts, this is calculated as $10.560000 x 0.00 which equals $0.00. For the S&P 500 Secure Risk Control Account, this is calculated as $10.723675 x 5,438.47 which equals $58,320.38. For the S&P 500 Growth Risk
Control Account, this is calculated as $11.907938 x 3,572.59 which equals $42,542.18. The total Contract Value after the withdrawal is the sum of the three accounts, $100,862.56.

EXAMPLE 2: PARTIAL WITHDRAWAL WITH A POSITIVE MVA

Assume the following information as it relates to the Contract:
   o The Contract was issued on 06/05/2015 with an initial deposit of $100,000.00.
   o  The Series B contract is purchased; therefore, the Contract Fee is 1.65%.
   o Money is allocated to the Variable Subaccounts and S&P 500 Risk Control Accounts.
   o  There have been no additional Purchase Payments.
   o A gross withdrawal of $20,000.00 is taken on 12/10/2016. No other withdrawals have been previously taken.

Assume the following information as it relates to the Variable Subaccounts:
   o As of the withdrawal date, there are 1,012.09 Variable Subaccount Accumulation Units with an Accumulation Unit Value of $10.560000.

Assume the following information as it relates to the Risk Control Accounts:
   o  The Risk Control Account Start Date is 06/10/2015.
   o The S&P 500 Secure Risk Control Account has a 0.00% Index Rate Floor and a 7.00% Index Rate Cap.
   o The S&P 500 Growth Risk Control Account has a -10.00% Index Rate Floor and a 17.00% Index Rate Cap.
   o As of the withdrawal date, there are 5,940.59 S&P 500 Secure Risk Control Account Accumulation Credits.
   o As of the withdrawal date, there are 3,902.44 S&P 500 Growth Risk Control Account Accumulation Credits.
   o The Accumulation Credit Factor (P) at the start of the Risk Control Account Year immediately preceding the withdrawal for the S&P 500 Secure Risk Control Account is $10.100000.
   o The Accumulation Credit Factor (P) at the start of the Risk Control Account Year immediately preceding the withdrawal for the S&P 500 Growth Risk Control Account is $10.250000.
   o The S&P 500 Index value at the start of the Risk Control Account Year immediately preceding the withdrawal is 1000.00.
   o  The S&P 500 Index value at the time of the withdrawal is 1200.00.
   o On the Risk Control Account Start Date, the 5-year Constant Maturity Treasury Rate (I) was 2.50% and the Bank of America/Merrill Lynch Index
      (K) was 1.00%.
   o At the time of the withdrawal the Constant Maturity Treasury Rate for the remaining Index period (J) is 2.10% and the Bank of America/Merrill Lynch Index (L) is 0.90%.
   o At the time of the withdrawal there are 3.50 years remaining in the Risk Control Account Period (N).

We take the following steps to determine the net partial withdrawal amount (excluding taxes) payable to the Owner:

First, we calculate the Contract Value at the time of the withdrawal.

----------------------------------------------------------------------------------------------------
                                                     (1)                (2)               (3)
                                                   UNITS /          UNIT VALUE /     CONTRACT VALUE
                                                ACCUMULATION       ACCUMULATION        AT TIME OF
 ACCOUNT                                           CREDITS         CREDIT FACTOR       WITHDRAWAL
----------------------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                              1,012.09          $10.560000        $10,687.67
 S&P 500 SECURE RISK CONTROL ACCOUNT               5,940.59          $10.723675        $63,704.96
 S&P 500 GROWTH RISK CONTROL ACCOUNT               3,902.44          $11.907938        $46,470.01
----------------------------------------------------------------------------------------------------
 TOTAL                                                                                $120,862.64
----------------------------------------------------------------------------------------------------

(1),(2),(3)
The current Variable Subaccounts Value is 1,012.09 x $10.560000 which equals $10,687.67.

The return of the Index is equal to the Unadjusted Index Value divided by the Initial Index Value minus 1. The return of the S&P 500 Index is calculated to be 20% (1,200.00 / 1,000.00 - 1). This is greater than the Index Rate Cap and above the Index Rate Floor for both the S&P 500 Secure and Growth accounts. Therefore, the Index Rate of Return is set at the Index Rate Cap level, 7.00% for the S&P 500 Secure Risk Control Account and 17% for the S&P 500 Growth Risk Control Account. The Contract Fee is multiplied by 0.50 because the withdrawal is taken
0.50 years into the Risk Control Account Year, and this is then deducted from the Index Rate of Return. The resulting return is added to 1 and multiplied by the Accumulation Credit Factor at the start of the Risk Control Account Year.

For the S&P 500 Secure Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.100000 x (1 + 7.00% - (1.65% x 0.50)) which equals $10.723675. The current S&P 500 Secure Risk Control Account Contract Value is then calculated as 5,940.59 x $10.723675 which equals $63,704.96.

For the S&P 500 Growth Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.250000 x (1 + 17.00% - (1.65% x 0.50)) which equals $11.907938. The current S&P 500 Growth Risk Control Account Contract Value is then calculated as 3,902.44 x $11.907938 which equals $46,470.01.

Next, we calculate the gross withdrawal from each account.

-------------------------------------------------------------------------
                                                                 (4)
                                                                GROSS
 ACCOUNT                                                      WITHDRAWAL
-------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                                         $10,687.67
 S&P 500 SECURE RISK CONTROL ACCOUNT                           $5,384.54
 S&P 500 GROWTH RISK CONTROL ACCOUNT                           $3,927.79
-------------------------------------------------------------------------
 TOTAL                                                        $20,000.00
-------------------------------------------------------------------------

(4)
Withdrawal of Risk Control Account Value is not permitted while there is Variable Subaccount Value. Therefore, the withdrawal of $20,000.00 will first be taken from the Variable Subaccounts. The Variable Subaccount Value of $10,687.67 is insufficient to cover the gross withdrawal, and there is no Holding Account Value. Therefore, the remaining withdrawal of $9,312.33 will be taken Pro Rata from the Risk Control Accounts.

The Pro Rata withdrawal from the S&P 500 Secure Risk Control Account is the Contract Value in this account divided by the total S&P 500 Risk Control Account Contract Value multiplied by the Risk Control Account withdrawal. This is calculated as $63,704.96 / $110,174.97 x $9,312.33 which equals $5,384.54. The
Pro Rata withdrawal from the S&P 500 Growth Risk Control Account is calculated the same way to be $46,470.01 / $110,174.97 x $9,312.33 which equals $3,927.79.

Next, we calculate the net withdrawal from each account.

----------------------------------------------------------------------------------------------------------------------------
                                                   (5)            (6)              (7)             (8)             (9)
                                                                               WITHDRAWAL
                                               WITHDRAWAL                      SUBJECT TO
                                               SUBJECT TO                      SURRENDER        SURRENDER           NET
 ACCOUNT                                          MVA             MVA           CHARGE           CHARGE          WITHDRAWAL
----------------------------------------------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                             $0.00          $0.00           $687.67          $61.89         $10,625.78
 S&P 500 SECURE RISK CONTROL ACCOUNT           $5,384.54        $86.69         $5,384.54         $484.61          $4,986.62
 S&P 500 GROWTH RISK CONTROL ACCOUNT           $3,927.79        $57.79         $3,927.79         $353.50          $3,632.08
----------------------------------------------------------------------------------------------------------------------------
 TOTAL                                         $9,312.33       $144.48        $10,000.00         $900.00         $19,244.48
----------------------------------------------------------------------------------------------------------------------------

(5)
100% of the withdrawal from a Risk Control Account is subject to the MVA. The MVA does not apply to Variable Subaccounts.

(6)
The MVA equals (W/(C/P)) x (MVAF - 1), where W is the amount of withdrawal from the Risk Control Account Value, C is the Current Accumulation Credit Factor for the Risk Control Account, and P is Prior Accumulation Credit Factor for the Risk Control Account. At the time of the withdrawal there are 3.50 years remaining in the Risk Control Account Period (N). Therefore, MVAF = ((1 + I + K)/(1 + J +
L))^N = ((1 + 2.50% + 1.00%)/(1 + 2.10% + 0.90%))^3.50 = 1.017094.

For the S&P 500 Secure Risk Control Account, the MVA is ($5,384.54 / ($10.723675 / $10.100000) x (1.017094 - 1) which equals $86.69. For the S&P 500 Growth Risk
Control Account, the MVA is ($3,927.79 / ($11.907938 / $10.250000) x (1.017094 -
1) which equals $57.79.

(7)
The amount of the withdrawal that is free of Surrender Charges is equal to 10% of the Purchase Payments received that are within the Surrender Charge Period. Because there have been no additional Purchase Payments and no prior withdrawals, the amount of the withdrawal that is free of Surrender Charge at the time of the withdrawal is equal to 10% x $100,000.00 which equals $10,000.00. The gross withdrawal is $20,000.00, and Purchase Payments are withdrawn before earnings, so the amount of the withdrawal subject to a Surrender Charge is calculated as $20,000.00 - $10,000.00 which equals $10,000.00.

Withdrawals are first taken from the Variable Subaccounts, and because $10,000.00 is free of Surrender Charge, the Surrender Charge only applies to the remaining $687.67. There is no Surrender Charge free withdrawal amount remaining, so a Surrender Charge applies to the entire withdrawal from the Risk Control Accounts.

(8)
It has been more than one year but less than two years since the Purchase Payment was received so the applicable Surrender Charge percentage is 9.00%. This is multiplied by the amount of the withdrawal subject to a Surrender Charge to determine the Surrender Charge. For the Variable Subaccounts, the Surrender Charge is calculated as $687.67 x 9.00% which equals $61.89. For the S&P 500 Secure Risk Control Account, the Surrender Charge is calculated as $5,384.54 x 9.00% which equals $484.61. For the S&P 500 Growth Risk Control Account, the Surrender Charge is calculated as $3,927.79 x 9.00% which equals $353.50.

(9)
The net withdrawal is equal to the gross withdrawal plus the Market Value Adjustment less the Surrender Charge. For the Variable Subaccounts, the net withdrawal is calculated as $10,687.67 + $0.00 - $61.89 which equals $10,625.78. For the S&P 500 Secure Risk Control Account, the net withdrawal is calculated as $5,384.54 + $86.69 - $484.61 which equals $4,986.62. For the S&P 500 Growth Risk
Control Account, the net withdrawal is calculated as $3,927.79 + $57.79 - $353.50 which equals $3,632.08. The total net withdrawal is the sum of the three accounts, $19,244.48.

Next, we calculate the Accumulation Units, Accumulation Credits, and Contract Value remaining after the withdrawal.

----------------------------------------------------------------------------------------
                                                       (10)                     (11)
                                                      UNITS /                CONTRACT
                                               ACCUMULATION CREDITS         VALUE AFTER
 ACCOUNT                                         AFTER WITHDRAWAL            WITHDRAWAL
----------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                                  0.00                    $0.00
 S&P 500 SECURE RISK CONTROL ACCOUNT                 5,438.47               $58,320.38
 S&P 500 GROWTH RISK CONTROL ACCOUNT                 3,572.59               $42,542.18
----------------------------------------------------------------------------------------
 TOTAL                                                                     $100,862.56
----------------------------------------------------------------------------------------

(10)
The number of Accumulation Units/Accumulation Credits remaining after the withdrawal is equal to the number of Accumulation Units/Accumulation Credits prior to the withdrawal minus the result of the gross withdrawal from the account divided by the Accumulation Unit Value/Accumulation Credit Factor as of the withdrawal date. For the Variable Subaccounts, this is calculated as 1,012.09 - ($10,687.67 / $10.560000) which equals 0.00. For the S&P 500 Secure
Risk Control Account, this is calculated as 5,940.59 - ($5,384.54 / $10.723675) which equals 5,438.47. For the S&P 500 Growth Risk Control Account, this is calculated as 3,902.44 - ($3,927.79 / $11.907938) which equals 3,572.59.

(11)
The Contract Value remaining after the withdrawal is equal the Accumulation Unit Value/Accumulation Credit Factor as of the withdrawal date multiplied by the number of Accumulation Units/Accumulation Credits after the withdrawal. For the Variable Subaccounts, this is calculated as $10.560000 x 0.00 which equals $0.00. For the S&P 500 Secure Risk Control Account, this is calculated as $10.723675 x 5,438.47 which equals $58,320.38. For the S&P 500 Growth Risk
Control Account, this is calculated as $11.907938 x 3,572.59 which equals $42,542.18. The total Contract Value after the withdrawal is the sum of the three accounts, $100,862.56.

EXAMPLE 3: FULL SURRENDER OF CONTRACT WITH A NEGATIVE MVA

Assume the following information as it relates to the Contract:
   o The Contract was issued on 06/05/2015 with an initial deposit of $100,000.00.
   o  The Series B Contract is purchase; therefore, the Contract Fee is 1.65%.
   o Money is allocated to the Variable Subaccounts and S&P 500 Risk Control Accounts.
   o  There have been no additional Purchase Payments.
   o A full surrender is taken on 12/10/2016. No other withdrawals have been previously taken.

Assume the following information as it relates to the Variable Subaccounts:
   o As of the withdrawal date, there are 1,012.09 Variable Subaccount Accumulation Units with an Accumulation Unit Value of $10.560000.

Assume the following information as it relates to the Risk Control Accounts:
   o  The Risk Control Account Start Date is 06/10/2015.
   o The S&P 500 Secure Risk Control Account has a 0.00% Index Rate Floor and a 7.00% Index Rate Cap.
   o The S&P 500 Growth Risk Control Account has a -10.00% Index Rate Floor and a 17.00% Index Rate Cap.
   o As of the withdrawal date, there are 5,940.59 S&P 500 Secure Risk Control Account Accumulation Credits.
   o As of the withdrawal date, there are 3,902.44 S&P 500 Growth Risk Control Account Accumulation Credits.
   o The Accumulation Credit Factor (P) at the start of the Risk Control Account Year immediately preceding the withdrawal for the S&P 500 Secure Risk Control Account is $10.100000.
   o The Accumulation Credit Factor (P) at the start of the Risk Control Account Year immediately preceding the withdrawal for the S&P 500 Growth Risk Control Account is $10.250000.
   o The S&P 500 Index value at the start of the Risk Control Account Year immediately preceding the withdrawal is 1000.00.
   o  The S&P 500 Index value at the time of the withdrawal is 1200.00.
   o On the Risk Control Account Start Date, the 5-year Constant Maturity Treasury Rate (I) was 2.50% and the Bank of America/Merrill Lynch Index
      (K) was 1.00%.
   o At the time of the withdrawal the Constant Maturity Treasury Rate for the remaining Index period (J) is 2.90% and the Bank of America/Merrill Lynch Index (L) is 1.10%.
   o At the time of the withdrawal there are 3.50 years remaining in the Risk Control Account Period (N).

We take the following steps to determine the Surrender Value (excluding taxes) payable to the Owner:

First, we calculate the Contract Value at the time of the withdrawal.

-----------------------------------------------------------------------------------------------------------
                                                        (1)                   (2)                (3)
                                                      UNITS /             UNIT VALUE /      CONTRACT VALUE
                                                  ACCUMULATION           ACCUMULATION         AT TIME OF
 ACCOUNT                                             CREDITS             CREDIT FACTOR        WITHDRAWAL
-----------------------------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                                1,012.09              $10.560000         $10,687.67
 S&P 500 SECURE RISK CONTROL ACCOUNT                 5,940.59              $10.723675         $63,704.96
 S&P 500 GROWTH RISK CONTROL ACCOUNT                 3,902.44              $11.907938         $46,470.01
-----------------------------------------------------------------------------------------------------------
 TOTAL                                                                                       $120,862.64
-----------------------------------------------------------------------------------------------------------

(1),(2),(3)
The current Variable Subaccounts Value is 1,012.09 x $10.560000 which equals $10,687.67.

The return of the Index is equal to the Unadjusted Index Value divided by the Initial Index Value minus 1. The return of the S&P 500 Index is calculated to be 20% (1,200.00 / 1,000.00 - 1). This is greater than the Index Rate Cap and above the Index Rate Floor for both the S&P 500 Secure and Growth accounts. Therefore, the Index Rate of Return is set at the Index Rate Cap level, 7.00% for the S&P 500 Secure Risk Control Account and 17% for the S&P 500 Growth Risk Control Account. The Contract Fee is multiplied by 0.50 because the withdrawal is taken
0.50 years into the Risk Control Account Year, and this is then deducted from the Index Rate of Return. The resulting return is added to 1 and multiplied by the Accumulation Credit Factor at the start of the Risk Control Account Year.

For the S&P 500 Secure Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.100000 x (1 + 7.00% - (1.65% x 0.50)) which equals $10.723675. The current S&P 500 Secure Risk Control Account Contract Value is then calculated as 5,940.59 x $10.723675 which equals $63,704.96.

For the S&P 500 Growth Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.250000 x (1 + 17.00% - (1.65% x 0.50)) which equals $11.907938. The current S&P 500 Growth Risk Control Account Contract Value is then calculated as 3,902.44 x $11.907938 which equals $46,470.01.

Next, we calculate the gross withdrawal from each account.

-----------------------------------------------------------------------------
                                                                     (4)
                                                                    GROSS
 ACCOUNT                                                          WITHDRAWAL
-----------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                                             $10,687.67
 S&P 500 SECURE RISK CONTROL ACCOUNT                              $63,704.96
 S&P 500 GROWTH RISK CONTROL ACCOUNT                              $46,470.01
-----------------------------------------------------------------------------
 TOTAL                                                           $120,862.64
-----------------------------------------------------------------------------

(4)
Withdrawal of Risk Control Account Value is not permitted while there is Variable Subaccount Value. Therefore, the surrender is assumed to come from the Variable Subaccounts first and then from the Risk Control Accounts. Because this is a full surrender, the entire Contract Value will be withdrawn from each account.

Next, we calculate the net withdrawal from each account.

-------------------------------------------------------------------------------------------------------------------------------
                                              (5)               (6)                 (7)              (8)              (9)
                                           WITHDRAWAL                        WITHDRAWAL SUBJECT
                                           SUBJECT TO                           TO SURRENDER      SURRENDER           NET
 ACCOUNT                                       MVA              MVA                CHARGE           CHARGE         WITHDRAWAL
-------------------------------------------------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                         $0.00            $0.00               $687.67           $61.89         $10,625.78
 S&P 500 SECURE RISK CONTROL ACCOUNT        $63,704.96       ($1,003.56)         $51,641.84        $4,647.77        $58,053.63
 S&P 500 GROWTH RISK CONTROL ACCOUNT        $46,470.01         ($669.04)         $37,670.49        $3,390.34        $42,410.63
-------------------------------------------------------------------------------------------------------------------------------
 TOTAL                                     $110,174.97       ($1,672.60)         $90,000.00        $8,100.00       $111,090.04
-------------------------------------------------------------------------------------------------------------------------------

(5)
100% of the withdrawal from a Risk Control Account is subject to the MVA. The MVA does not apply to Variable Subaccounts.

(6)
The MVA equals (W/(C/P)) x (MVAF - 1), where W is the amount of withdrawal from the Risk Control Account Value, C is the Current Accumulation Credit Factor for the Risk Control Account, and P is Prior Accumulation Credit Factor for the Risk Control Account. At the time of the withdrawal there are 3.50 years remaining in the Risk Control Account Period (N). Therefore, MVAF = ((1 + I + K)/(1 + J +
L))^N = ((1 + 2.50% + 1.00%)/(1 + 2.90% + 1.10%))^3.50 = 0.983274.

For the S&P 500 Secure Risk Control Account, the MVA is ($63,704.96 / ($10.723675 / $10.100000) x (0.983274 - 1) which equals -$1,003.56. For the S&P
500 Growth Risk Control Account, the MVA is ($46,470.01 / ($11.907938 / $10.250000) x (0.983274 - 1) which equals -$669.04.

(7)
The amount of the withdrawal that is free of Surrender Charges is equal to 10% of the Purchase Payments received that are within the Surrender Charge Period. Because there have been no additional Purchase Payments and no prior withdrawals, the amount of the withdrawal that is free of Surrender Charge at the time of the withdrawal is equal to 10% x $100,000.00 which equals $10,000.00. The Purchase Payment within the Surrender Charge Period is $100,000.00, so the amount of the withdrawal subject to a Surrender Charge is calculated as $100,000.00 - $10,000.00 which equals $90,000.00.

Withdrawals are first taken from the Variable Subaccounts, and because $10,000.00 is free of Surrender Charge, the Surrender Charge only applies to the remaining $687.67. There is no Surrender Charge free withdrawal amount remaining, so a Surrender Charge applies to the Pro Rata withdrawal of the remaining Purchase payments subject to a Surrender Charge from the Risk Control Accounts. The remaining purchase Payments subject to a Surrender Charge is equal to the withdrawal subject to a Surrender Charge less the withdrawal from the Variable Subaccount subject to a surrender Charge, calculated as $90,000 - $687.67 which equals $89,312.33.

The Pro Rata withdrawal from the S&P 500 Secure Risk Control Account that is subject to a Surrender Charge is equal to the withdrawal from the S&P 500 Secure Risk Control Account divided by the total withdrawal from the S&P 500 Risk Control Account multiplied by the remaining Purchase Payments subject to a Surrender Charge. This is calculated as $63,704.96 / $110,174.97 x $89,312.33 = $51,641.84.

The Pro Rata withdrawal from the S&P 500 Growth Risk Control Account that is subject to a Surrender Charge is equal to the withdrawal from the S&P 500 Growth Risk Control Account divided by the total withdrawal from the S&P 500 Risk Control Account multiplied by the remaining Purchase Payments subject to a Surrender Charge. This is calculated as $46,470.01 / $110,174.97 x $89,312.33 = $37,670.49.

(8)
It has been more than one year but less than two years since the Purchase Payment was received so the applicable Surrender Charge percentage is 9.00%. This is multiplied by the amount of the withdrawal subject to a Surrender Charge to determine the Surrender Charge. For the Variable Subaccounts, the Surrender Charge is calculated as $687.67 x 9.00% which equals $61.89. For the S&P 500 Secure Risk Control Account, the Surrender Charge is calculated as $51,641.84 x 9.00% which equals $4,647.77. For the S&P 500 Growth Risk Control Account, the Surrender Charge is calculated as $37,670.49 x 9.00% which equals $3,390.34.

(9)
The net withdrawal is equal to the gross withdrawal plus the Market Value Adjustment less the Surrender Charge. For the Variable Subaccounts, the net withdrawal is calculated as $10,687.67 + $0.00 - $61.89 which equals $10,625.78. For the S&P 500 Secure Risk Control Account, the net withdrawal is calculated as $63,704.96 + -$1,003.56 - $4,647.77 which equals $58,053.63. For the S&P 500
Growth Risk Control Account, the net withdrawal is calculated as $46,470.01 + -$669.04 - $3,390.34 which equals $42,410.63. The total net withdrawal is the sum of the three accounts, $111,090.04.

Next, we calculate the Accumulation Units, Accumulation Credits, and Contract Value remaining after the withdrawal.

-------------------------------------------------------------------------------------------
                                                        (10)                       (11)
                                                       UNITS /                  CONTRACT
                                                ACCUMULATION CREDITS           VALUE AFTER
 ACCOUNT                                          AFTER WITHDRAWAL              WITHDRAWAL
-------------------------------------------------------------------------------------------
 VARIABLE SUBACCOUNTS                                   0.00                      $0.00
 S&P 500 SECURE RISK CONTROL ACCOUNT                    0.00                      $0.00
 S&P 500 GROWTH RISK CONTROL ACCOUNT                    0.00                      $0.00
-------------------------------------------------------------------------------------------
 TOTAL                                                                            $0.00
-------------------------------------------------------------------------------------------

(10)
The number of Accumulation Units/Accumulation Credits remaining after the withdrawal is equal to the number of Accumulation Units/Accumulation Credits prior to the withdrawal minus the result of the gross withdrawal from the account divided by the Accumulation Unit Value/Accumulation Credit Factor as of the withdrawal date. For the Variable Subaccounts, this is calculated as 1,012.09 - ($10,687.67 / $10.560000) which equals 0.00. For the S&P 500 Secure
Risk Control Account, this is calculated as 5,940.59 - ($63,704.96 / $10.723675) which equals 0.00. For the S&P 500 Growth Risk Control Account, this is calculated as 3,902.44 - ($46,470.01 / $11.907938) which equals 0.00.

(11)
Following the surrender of the Contract, there is no Contract Value remaining because there are no Accumulation Units or Accumulation Credits remaining.

MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, IA 50677
1-800-798-5500

                     Dealer Prospectus Delivery Obligations

All dealers that effect transactions in these securities are required to deliver a Prospectus.

                     SUBJECT TO COMPLETION, DATED [o], 2015

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES DESCRIBED HEREIN UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                       STATEMENT OF ADDITIONAL INFORMATION
                                    [o], 2015

                         MEMBERS LIFE INSURANCE COMPANY
                                2000 Heritage Way
                            Waverly, Iowa 50677-9202
                                 (800) 798-5500

          MEMBERS(R) HORIZON FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
       (a combination variable and index-linked deferred annuity contract)

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the Prospectus for the MEMBERS(R) Horizon Flexible Premium Deferred Variable Annuity Contract (the "Contract"), dated [o], 2015 (as amended from time to time). The Prospectus provides detailed information concerning the Contract, which is offered by MEMBERS Life Insurance Company (the "Company," "we," "us," or "our"), and the Investment Options available thereunder.

Capitalized terms used in this SAI that are not otherwise defined have the meanings set forth in the Prospectus.

A copy of the Prospectus is available free of charge by writing to the Company's Administrative Office (2000 Heritage Way, Waverly, Iowa 50677-9202), by calling 1-800-798-5500 toll free, or by contacting your financial professional.

                                TABLE OF CONTENTS

MEMBERS LIFE INSURANCE COMPANY ............................................. S-1

ADDITIONAL CONTRACT PROVISIONS ............................................. S-1

PRINCIPAL UNDERWRITER ...................................................... S-1

INCOME PAYMENTS ............................................................ S-2

RESOLVING MATERIAL CONFLICTS................................................ S-2

OTHER INFORMATION .......................................................... S-3

CUSTODIAN .................................................................. S-3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .............................. S-3

FINANCIAL STATEMENTS ....................................................... S-3

MEMBERS LIFE INSURANCE COMPANY

The depositor for the Variable Separate Account and Risk Control Separate Account, MEMBERS Life Insurance Company (the "Company"), is a wholly-owned indirect subsidiary of CMFG Life Insurance Company ("CMFG Life") and a direct wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"). The Company was formed by CMFG Life on February 27, 1976, as a stock life insurance company under the laws of the State of Wisconsin for the purpose of writing credit disability insurance. The original name of the Company was CUDIS Insurance Society, Inc. On August 3, 1989, the Company's name changed to CUMIS Life Insurance, Inc., and was subsequently changed to its current name on January 1, 1993. League Life Insurance Company (Michigan) merged into the Company on January 1, 1992 and MEMBERS Life Insurance Company (Texas) merged into the Company on January 1, 1993. The Company re-domiciled from Wisconsin to Iowa on May 3, 2007. The Company is 100% owned by CMIC, which is in turn 100% owned by CMFG Life. On February 17, 2012, the Company's Articles of Incorporation were amended and restated to change the Company's purpose to be the writing of any and all of the lines of insurance and annuity business authorized by Iowa Code Chapter 508 and any other line of insurance or annuity business authorized by the laws of the State of Iowa. Currently, the Company has no employees.

CMFG Life is a stock insurance company organized on May 20, 1935 and domiciled in Iowa. CMFG Life is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. CMFG Life and its affiliated companies currently offer deferred and immediate annuities, individual term and permanent life insurance, and accident and health insurance. In 2012, CMFG Life was reorganized as a wholly-owned subsidiary of CUNA Mutual Holding Company, a mutual insurance holding company organized under the laws of Iowa.

The Company is authorized to sell life, health, and annuity policies in all states in the U.S. and the District of Columbia, except New York. As of December 31, 2014, the Company had more than $399 million in assets and more than $129 million of life insurance in force. Currently, the Company services existing blocks of individual and group life policies. In addition, in August, 2013, the Company began issuing a single premium deferred index annuity under the name "MEMBERS(R) Zone Annuity."

ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT
The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are representations and not warranties. We will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

PARTICIPATION
Non-Participation.

PRINCIPAL UNDERWRITER

We offer the Contract on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering. CUNA Brokerage Services, Inc. ("CBSI") serves as principal distributor (or underwriter) for the Contract. CBSI is a Wisconsin corporation and its home office is located at 2000 Heritage Way, Waverly, Iowa 50677. CBSI is our indirect, wholly owned subsidiary, and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended, as well as with the securities commissions in the states in which it operates, and is a member of Financial Industry Regulatory Authority, Inc. CBSI offers the Contract through its registered representatives. In addition, CBSI enters into selling agreements with other broker-dealers ("selling firms") and compensates them for their services. Registered representatives of CBSI and of other selling firms are appointed as our insurance agents.

CBSI and the selling firms pay their registered representatives a portion of the commissions received for their sales of the Contract. Registered representatives may also be eligible for various cash benefits and non-cash compensation programs, such as conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, where sales of the Contract help such registered representatives qualify. We may pay certain selling firms additional amounts for promoting the Contract and/or educating their registered representatives about the Contract. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

CBSI received sales compensation from the Company in the following amounts during the periods indicated. [To be updated in amendment.]

--------------------------------------------------------------------------------

FISCAL YEAR          AGGREGATE AMOUNT OF                 AGGREGATE AMOUNT OF
                   COMMISSIONS PAID TO CBSI         COMMISSIONS RETAINED BY CBSI
                                                        AFTER PAYMENTS TO ITS
                                                        REGISTERED PERSONS AND
                                                            SELLING FIRMS
--------------------------------------------------------------------------------
2014                     $________                           $________
--------------------------------------------------------------------------------
2013                     $________                           $________
--------------------------------------------------------------------------------

CBSI has not received any sales compensation with respect to the Contract as of the date hereof, as the Contract has not yet been offered for sale.

INCOME PAYMENTS

We use fixed rates of interest to determine the amount of income payments payable under the Income Payout Options. Income Payout Options offered under your Contract are described in the "Income Payout Options" in the Prospectus. Income Payout Options on a variable basis are not offered under your Contract.

RESOLVING MATERIAL CONFLICTS

The Funds are offered through other separate accounts affiliated with us, and directly to employee benefit plans affiliated with us. We do not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Variable Separate Account and one or more of the other separate accounts in which these Funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and those of owners of other types of contracts issued by us. Material conflicts could also arise between the interests of Owners (or owners of other types of contracts issued by us) and the interests of participants in employee benefit plans invested in the Funds. If a material conflict occurs, we will take steps to protect Owners and variable annuity Payees, including withdrawal of the Variable Separate Account from participation in the Fund(s) involved in the conflict.

OTHER INFORMATION

A registration statement on Form N-4 (the "Registration Statement") has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contract discussed in this SAI. Not all the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this SAI. Statements contained in this SAI concerning the content of the Contract and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

The Variable Separate Account and Risk Control Separate Account were each established as a separate account of MEMBERS Life Insurance Company on [o], 2015.

CUSTODIAN

The Company is the custodian for the shares of the underlying Funds owned by the Variable Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

_____________, an independent registered public accounting firm, located at
__________ serves as the independent registered public accountant firm to the Company, the Variable Separate Account.

FINANCIAL STATEMENTS

The financial statements of the Company are contained in this SAI. These financial statements have been audited by_______________, as stated in their report dated [o], 2015, appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Subaccounts comprising the Variable Separate Account are not yet available and, therefore, are not included in this SAI.

The Company's financial statements should be distinguished from the financial statements of the Variable Separate Account, and you should consider the Company's financial statements only as bearing on the Company's ability to meet its obligations under your Contract.

[Company's financial statements will be filed by amendment]

                                                       PART C

                                                 OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements. All required financial statements are included in Part B of the Registration Statement.

(b) Exhibits.

----------------------------------------------------------------------------------------------------------------
EXHIBIT ITEM                                                                                            FILED
  NUMBER                 DESCRIPTION                         INCORPORATED BY REFERENCE TO              HEREWITH
----------------------------------------------------------------------------------------------------------------
      1       Resolutions of the Board of Directors of                                                    X
              MEMBERS Life Insurance Company
              ("MLIC") authorizing the establishment
              of the MEMBERS Horizon Variable
              Separate Account (the "Registrant")
----------------------------------------------------------------------------------------------------------------
      2       Not applicable
----------------------------------------------------------------------------------------------------------------
     3(a)     Distribution Agreement dated as of [o]                                                      *
              between MLIC, for itself and as depositor
              on behalf of the Registrant, and CUNA
              Brokerage Services, Inc. ("CBSI")
----------------------------------------------------------------------------------------------------------------
     3(b)     Servicing Agreement dated as of [o]                                                         *
              between MLIC, for itself and as depositor
              on behalf of the Registrant, and CBSI
----------------------------------------------------------------------------------------------------------------
     3(c)     Form of Selling and Services Agreement                                                      *
----------------------------------------------------------------------------------------------------------------
     4(a)     Form of MEMBERS(R) Horizons Flexible                                                        X
              Premium Deferred Variable Annuity
              Contract (Form No. 2015-VA-B)
----------------------------------------------------------------------------------------------------------------
     4(b)     Form of MEMBERS(R) Horizons Flexible                                                        X
              Premium Deferred Variable Annuity
              Contract (Form No. 2015-VA-C)
----------------------------------------------------------------------------------------------------------------
     4(c)     Form of MEMBERS(R) Horizons Flexible                                                        X
              Premium Deferred Variable Annuity Data
              Page (Form No. 2015-VADP-B)
----------------------------------------------------------------------------------------------------------------
     4(d)     Form of MEMBERS(R) Horizons Flexible                                                        X
              Premium Deferred Variable Annuity Data
              Page (Form No. 2015-VADP-C)
----------------------------------------------------------------------------------------------------------------
     4(e)     Form of Individual Retirement Annuity                                                       X
              Endorsement
----------------------------------------------------------------------------------------------------------------
     4(f)     Form of Roth Individual Retirement                                                          X
              Annuity Endorsement
----------------------------------------------------------------------------------------------------------------
      5       Form of MEMBERS(R) Horizons Flexible                                                        X
              Premium Deferred Variable Annuity
              Application
----------------------------------------------------------------------------------------------------------------
     6(a)     Articles of Incorporation of MLIC            Incorporated herein by reference to the
                                                           initial filing of the MLIC Registration
                                                           Statement on Form S-1, filed February
                                                           6, 2013 (File No. 333-186477)
----------------------------------------------------------------------------------------------------------------
     6(b)     Bylaws of MLIC                               Incorporated herein by reference to the
                                                           initial filing of the MLIC Registration
                                                           Statement on Form S-1, filed February
                                                           6, 2013 (File No. 333-186477)
----------------------------------------------------------------------------------------------------------------
      7       Not applicable
----------------------------------------------------------------------------------------------------------------
     8(a)     Participation Agreement between                                                             *
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
EXHIBIT ITEM                                                                                            FILED
  NUMBER                 DESCRIPTION                         INCORPORATED BY REFERENCE TO              HEREWITH
----------------------------------------------------------------------------------------------------------------
              American Funds Insurance Series and
              MLIC
----------------------------------------------------------------------------------------------------------------
     8(b)     Participation Agreement between                                                             *
              BlackRock Variable Series Funds, Inc.
              and MLIC
----------------------------------------------------------------------------------------------------------------
     8(c)     Participation Agreement between Columbia                                                    *
              Threadneedle and MLIC
----------------------------------------------------------------------------------------------------------------
     8(d)     Participation Agreement between DFA                                                         *
              Investment Dimensions Group Inc. and
              MLIC
----------------------------------------------------------------------------------------------------------------
     8(e)     Participation Agreement between Dreyfus                                                     *
              Variable Investment Fund and MLIC
----------------------------------------------------------------------------------------------------------------
     8(f)     Participation Agreement between Franklin                                                    *
              Templeton Variable Insurance Products
              Trust and MLIC
----------------------------------------------------------------------------------------------------------------
     8(g)     Participation Agreement between Goldman                                                     *
              Sachs Variable Insurance Trust and MLIC
----------------------------------------------------------------------------------------------------------------
     8(h)     Participation Agreement between AIM                                                         *
              Variable Insurance Funds(Invesco Variable
              Insurance Funds) and MLIC
----------------------------------------------------------------------------------------------------------------
     8(i)     Participation Agreement between Lazard                                                      *
              Retirement Series, Inc. and MLIC
----------------------------------------------------------------------------------------------------------------
     8(j)     Participation Agreement between MFS                                                         *
              Variable Insurance Trust and MLIC
----------------------------------------------------------------------------------------------------------------
     8(k)     Participation Agreement between Morgan                                                      *
              Stanley and MLIC
----------------------------------------------------------------------------------------------------------------
     8(l)     Participation Agreement between                                                             *
              Oppenheimer Variable Account Funds
              and MLIC
----------------------------------------------------------------------------------------------------------------
     8(m)     Participation Agreement between PIMCO                                                       *
              Variable Insurance Trust and MLIC
----------------------------------------------------------------------------------------------------------------
     8(n)     Participation Agreement between                                                             *
              Northern Lights Variable Trust and MLIC
----------------------------------------------------------------------------------------------------------------
     8(o)     Participation Agreement between T Rowe                                                      *
              Price Equity Series, Inc. and MLIC
----------------------------------------------------------------------------------------------------------------
     8(p)     Participation Agreement between                                                             *
              Vanguard Variable Insurance Fund and
              MLIC
----------------------------------------------------------------------------------------------------------------
      9       Legal Opinion                                                                               *
----------------------------------------------------------------------------------------------------------------
     10       Consent of Independent registered Public                                                    *
              Accounting Firm
----------------------------------------------------------------------------------------------------------------
     11       Not applicable
----------------------------------------------------------------------------------------------------------------
     12       Not applicable
----------------------------------------------------------------------------------------------------------------
     13       Powers of Attorney                                                                          X
----------------------------------------------------------------------------------------------------------------

   * To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF DEPOSITOR.

Set forth below is information regarding the directors and principal officers of MLIC. Unless otherwise noted, the business address of each person below is:
5910 Mineral Point Road, Madison, Wisconsin 53705.

---------------------------------------------------------------------
       NAME                    POSITIONS AND OFFICES WITH DEPOSITOR
---------------------------------------------------------------------
  Robert N. Trunzo           President and Director
---------------------------------------------------------------------
  Brian J. Borakove          Treasurer
---------------------------------------------------------------------
  Steven R. Suleski          Secretary
---------------------------------------------------------------------
  M. Jeffery Bosco           Director
---------------------------------------------------------------------
  Christopher J. Copeland    Director
---------------------------------------------------------------------
  Thomas J. Merfeld          Director
---------------------------------------------------------------------
  James M. Power             Director
---------------------------------------------------------------------

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

The Registrant is a separate account of MLIC and is, therefore, owned and controlled by MLIC. MLIC is a wholly-owned indirect subsidiary of CMFG Life Insurance Company ("CMFG Life") and a direct wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"). MLIC is a stock life insurance company organized under the laws of the State of Iowa for the purpose of writing any and all of the lines of insurance and annuity business authorized by Iowa Code Chapter 508 and any other line of insurance or annuity business authorized by the laws of the State of Iowa.

MLIC is 100% owned by CMIC, which is in turn 100% owned by CMFG Life. Various companies and other entities are controlled by CMFG Life and may be considered to be under common control with the Registrant or MLIC. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

                        CUNA Mutual Holding Company
                  Organizational Chart As Of July 30, 2015

CUNA Mutual Holding Company is a mutual insurance holding company, and as such is controlled by its policy owners. CUNA Mutual Holding Company was formed under the Plan of Reorganization of CMFG Life Insurance Company. CUNA Mutual Holding Company, either directly or indirectly, is the controlling company of the following wholly-owned subsidiaries:

CUNA MUTUAL FINANCIAL GROUP, INC.
STATE OF DOMICILE: IOWA

      CUNA Mutual Global Holdings, Inc.
      State of domicile: Iowa

      CMFG Life Insurance Company
      State of domicile: Iowa

CMFG LIFE INSURANCE COMPANY, EITHER DIRECTLY OR INDIRECTLY, IS THE CONTROLLING COMPANY OF THE FOLLOWING WHOLLY-OWNED SUBSIDIARIES, ALL OF WHICH ARE INCLUDED IN THE CMFG LIFE INSURANCE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS:

1.  CUNA Mutual Investment Corporation owns the following:
    State of domicile: Wisconsin

      a.   MEMBERS Life Insurance Company
           State of domicile: Iowa

      b.   CUMIS Insurance Society, Inc. owns the following:
           State of domicile: Iowa

              (1)     CUMIS Specialty Insurance Company, Inc.
                      State of domicile: Iowa

              (2)     CUMIS Mortgage Reinsurance Company
                      State of domicile: Wisconsin

              (3)     PowerAutoLoan.com, Inc.
                      State of domicile: Delaware

        c.    CUNA Brokerage Services, Inc.
              State of domicile: Wisconsin

        d.    CUMIS Vermont, Inc.
              State of domicile: Vermont

        e.    International Commons, Inc.
              State of domicile: Wisconsin

        f.    CUNA Mutual Insurance Agency, Inc.
              State of domicile: Wisconsin

        g.    MEMBERS Capital Advisors, Inc.
              State of domicile: Iowa

              (1)    MCA Fund I GP LLC
                     State of domicile: Delaware

              (2)    MCA Fund II GP LLC
                     State of domicile: Delaware

              (3)    MCA Fund III GP LLC
                     State of domicile: Delaware

        h.     CMG Student Lending Services, LLC
               State of domicile: Delaware

        i.     CPI Qualified Plan Consultants, Inc.
               State of domicile: Delaware

2.   CUNA Mutual Caribbean Holdings Ltd. owns the following:
     Country of domicile: Trinidad and Tobago

        a.     CUNA Caribbean Insurance Society Limited owns the following:
               Country of domicile: Trinidad and Tobago

               (1)      CUNA Caribbean Insurance Services Limited
                        Country of domicile: Trinidad and Tobago

3.   CUNA Mutual Group Holdings Europe, Ltd. owns the following:
     County of domicile: Ireland

        a.   CUNA Mutual (Europe), Limited
             Country of domicile: Ireland

        b.   CUNA Mutual Insurance (Europe) Limited
             Country of domicile: Ireland

        c.   CUNA Mutual International Finance, Ltd.
             Country of domicile: Cayman Islands

        d.   CUNA Mutual International Holdings, Ltd. Owns the following:
             Country of domicile: Cayman Islands

        e.   CUNA Caribbean Holdings St. Lucia, Ltd Owns the following:
             County of domicile: St Lucia

        (1)       CUNA Caribbean Insurance Jamaica Limited
                  County of domicile: Jamaica

4.   CMFG Life Vermont, Inc.
     State of domicile : Vermont

5.   6834 Hollywood Boulevard, LLC
     State of domicile: Delaware

6.   TruStage Insurance Agency, LLC
     State of domicile: Iowa

7.   CUNA Mutual Management Services, LLC
     State of domicile: Iowa

8.   MCA Fund I Holding LLC
     State of domicile: Delaware

     (1)     MCA Fund I LP
             State of domicile: Delaware

9.   MCA Fund II LP
     State of domicile: Delaware

10.  MCA Fund III LP
     State of domicile: Delaware

CMFG LIFE INSURANCE COMPANY, EITHER DIRECTLY OR THROUGH A WHOLLY-OWNED SUBSIDIARY, MAY CONTROL THE FOLLOWING COMPANIES, EACH OF WHICH IS NOT INCLUDED IN CMFG LIFE INSURANCE COMPANY'S CONSOLIDATED FINANCIAL STATEMENT PURSUANT TO APPLICABLE REGULATION:

1.   MEMBERS Development Company, LLC partially owns the following:
     9% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

2.   MEMBERS Trust Company
     9.23% ownership CMFG Life Insurance Company
     State of domicile: Florida

ITEM 27. NUMBER OF CONTRACT OWNERS.

Because the Registrant has not yet commenced operations, as of the date hereof, there are no qualified contract owners and/or non-qualified contract owners of the contracts offered by the Registrant under this Registration Statement at this time.

ITEM 28. INDEMNIFICATION.

(a)     INDEMNIFICATION OF DIRECTORS AND OFFICERS. Section 490.202 of the
        Iowa Business Corporation Act (the "IBCA"), provides that a corporation's articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or failure to take action, as a director, except liability for
        (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on MEMBERS Life Insurance Company (the "Registrant," "we," "our," or "us") or the shareholders, (3) a violation of Section 490.833 of the IBCA or (4) an intentional violation of criminal law.

        Further, Section 490.851 of the IBCA provides that a corporation may indemnify its directors who may be party to a proceeding against liability incurred in the proceeding by reason of such person serving in the capacity of director, if such person has acted in good faith and in a manner reasonably believed by the individual to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that the individual's conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual's conduct was unlawful or the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation. The indemnity provisions under Section 490.851 do not apply (i) in the case of actions brought by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct set forth above or (ii) in connection with any proceedings with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director's official capacity.

        In addition, Section 490.852 of the IBCA provides mandatory indemnification of reasonable expenses incurred by a director who is wholly successful in defending any action in which the director was a party because the director is or was a director of the corporation. A director who is a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 490.854 of the IBCA.

        Section 490.853 of the IBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because such person is a director if the director delivers the following to the corporation: (1) a written affirmation that the director has met the standard of conduct described above or that the proceeding involved conduct for which liability has been eliminated under the corporation's articles of incorporation and (2) the director's written undertaking to repay any funds advanced if the director is not entitled to mandatory indemnification under Section 490.852 of the IBCA and it is ultimately determined that the director has not met the standard of conduct described above.

        Under Section 490.856 of the IBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because such person is an officer, to the same extent as a director. In addition, if the person is an officer but not a director, further indemnification may be provided by the corporation's articles of incorporation or bylaws, a resolution of the board of directors or by contract, except liability for (1) a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding and (2) conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled, an intentional infliction of harm on the corporation or the shareholders or an intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer.

        Our Amended and Restated Articles of Incorporation provide that our directors will not be liable to us or our shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on the Registrant or the shareholders,
        (3) a violation of Section 490.833 of the IBCA or (4) an intentional violation of criminal law.

        Our Amended and Restated Articles of Incorporation also provide that we indemnify each of our directors or officers for any action taken, or any failure to take any action, as a director or officer except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on the Registrant or the shareholders, (3) a violation of Section 490.833 of the IBCA or (4) an intentional violation of criminal law. Additionally, the Registrant is required to exercise all of its permissive powers as often as necessary to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law.

        Our Bylaws also provide indemnification to our directors on the same terms as the indemnification provided in our Amended and Restated Articles of Incorporation. Our Bylaws also provide for advances of expenses to our directors and officers. The indemnification provisions of our Bylaws are not exclusive of any other right which any person seeking indemnification may have or acquire under any statute, our Amended and Restated of Incorporation or any agreement, vote of stockholders or disinterested directors or otherwise.

        Section 490.857 of the IBCA provides that a corporation may purchase and maintain insurance on behalf of a person who is a director or officer of a corporation, or who, while a director or officer of a corporation, serves at the corporation's request as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity, against liability asserted against or incurred by that person in that capacity or arising from that person's status as a director or officer, whether or not the corporation would have the power to indemnify or advance expenses to that person against the same liability under the IBCA. As permitted by and in accordance with Section 490.857 of the IBCA, we maintain insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs for indemnification of directors and officers.

    (b) INDEMNIFICATION OF PRINCIPAL UNDERWRITERS. Pursuant to the Distribution Agreement with CBSI, MLIC has agreed to indemnify CBSI and CBSI's directors, shareholders, officers, agents and employees and hold each of them harmless from and against any losses, damages, judgments and other costs, fees and expenses, including reasonable attorneys' fees, resulting from any breach by MLIC of the Distribution Agreement or from the gross negligence, fraud or willful misconduct of employees and permissible contractors and agents of MLIC.

    (c) UNDERTAKING. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   ITEM 29. PRINCIPAL UNDERWRITER.

   (a) CUNA Brokerage Services, Inc. ("CBSI"), an affiliate of MLIC, is the principal underwriter for the Registrant. In addition, CBSI is the principal underwriter for CMFG Variable Annuity Account and CMFG Variable Life Insurance Account. The principal business address of CBSI is 2000 Heritage Way, Waverly, Iowa 50677-9202.

   (b) Set forth below is certain information regarding the directors and principal officers of CBSI. The business address of everyone listed below is 5910 Mineral Point Road, Madison, Wisconsin 53705, except for Mr. Halevan, whose business address is the same as that of CBSI.

-----------------------------------------------------------------------------------------
        NAME                     POSITIONS AND OFFICES WITH PRINCIPAL UNDERWRITER
-----------------------------------------------------------------------------------------
  Timothy Halevan            President and Vice President, Chief Compliance Officer
-----------------------------------------------------------------------------------------
  Nanette L. Strennen        Treasurer
-----------------------------------------------------------------------------------------
  Ross D. Hansen             Vice President and Associate General Counsel
-----------------------------------------------------------------------------------------
  Angie K. Campbell          Assistant Secretary
-----------------------------------------------------------------------------------------
  M. Jeffrey Bosco           Director
-----------------------------------------------------------------------------------------
  Christopher J. Copeland    Director
-----------------------------------------------------------------------------------------
  Michael T. Defnet          Director
-----------------------------------------------------------------------------------------
  Thomas J. Merfeld          Director
-----------------------------------------------------------------------------------------
  Jason A. Pisarik           Director
-----------------------------------------------------------------------------------------

(c) CBSI is the only principal underwriter. The services provided by CBSI are described in the Distribution Agreement and Servicing Agreement filed as exhibits to this Registration Statement. Because the Registrant has not yet commenced operations, there are no figures to report in the following table as of the date hereof.

-------------------------------------------------------------------------------------------------------
  NAME OF PRINCIPAL             NET UNDERWRITING      COMPENSATION        BROKERAGE        COMPENSATION
    UNDERWRITER                  DISCOUNTS AND        ON REDEMPTION      COMMISSIONS
                                  COMMISSIONS
-------------------------------------------------------------------------------------------------------
CUNA Brokerage Services, Inc.     None                     None           None             None
-------------------------------------------------------------------------------------------------------

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS.

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by: (i) MLIC, 2000 Heritage Way, Waverly, Iowa 50677; (ii) CMFG Life, 5910 Mineral Point Road, Madison, Wisconsin 53705; and (iii) se2, 5801 SW Sixth Ave, Topeka, Kansas 66636-0001.

ITEM 31. MANAGEMENT SERVICES

Not applicable.

ITEM 32. UNDERTAKINGS

(a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the contracts offered herein are being accepted.

(b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to MLIC.

(d) MLIC represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MLIC under the contracts.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on itss behalf by the undersigned, duly authorized, in the City of Madison and State of Wisconsin, as of this 5th day of October, 2015.

                                      MEMBERS HORIZON VARIABLE SEPARATE
                                      ACCOUNT (Registrant)

                                      By: /s/Robert N. Trunzo
                                          -------------------
                                         Robert N. Trunzo, President, MEMBERS
                                         Life Insurance Company

                                      MEMBERS LIFE INSURANCE COMPANY (Depositor)

                                      By: /s/Robert N. Trunzo
                                          -------------------
                                         Robert N. Trunzo, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated:

SIGNATURE                                  TITLE                                         DATE
/s/Robert N. Trunzo                        Robert N. Trunzo, President and               October 5, 2015
-------------------
Robert N. Trunzo                           Director (Principal Executive Officer)

/s/Brian J. Borakove                       Treasurer (Principal Financial &              October 5, 2015
-------------------
Brian J. Borakove                          Accounting Officer)

/s/M. Jeffrey Bosco                        Director                                      October 5, 2015
-------------------
M. Jeffrey Bosco

/s/Christopher J. Copeland                 Director                                      October 5, 2015
--------------------------
Christopher J. Copeland

/s/Thomas J. Merfeld                       Director                                      October 5, 2015
--------------------
Thomas J. Merfeld

/s/James M. Power                          Director                                      October 5, 2015
-----------------
James M. Power

*By: /s/Ross D. Hansen
     -----------------
     Ross D. Hansen

       *Pursuant to Power of Attorney (see Exhibit 13 to this Registration
        Statement)